Exhibit 99.1
Guangshen Railway Company Limited      Annual Report 2010
2010
Annual
Report

Main Stops of Guangzhou Shenzhen, Guangzhou Pingshi and Canton-Kowloon Through Trains
84,922.6 (‘000 persons) 44,881.2 (‘000 persons) 36,947.8 (‘000 persons) 3,093.6 (‘000 persons) Volume of passenger traffic: 27,472.0 million passenger-kilometers Total passenger delivery volume of 2010 Passenger delivery volume of long-distance trains Passenger delivery volume of Guangzhou-Shenzhen inter-city trains Passenger delivery volume of Hong Kong Through Trains 67,931.7 (‘000 tonnes) 20,962.8 (‘000 tonnes) 46,968.9 (‘000 tonnes) Volume of freight traffic: 15,191.43 million tonne-kilometers Total tonnage of freight of 2010 Outbound freight tonnage Inbound freight tonnage (including arrival and pass-through tonnage) Single-track railways Double-and-multi-track railways Railways under construction Joint venture railways and local railways

Guangshen Railway Company Limited Annual Report 2010

Important Notice and Contents
     The Board of Directors, the Supervisory Committee, Directors, Supervisors and senior management of the Company warrant that there are no material omissions from, or misrepresentations or misleading statements contained in this announcement, and severally and jointly accept full responsibility for the authenticity, accuracy and completeness of the information contained in this announcement.
     All Directors of the Company attended the meeting of the Board of Directors of the Company.
     PricewaterhouseCoopers have provided standardized and unqualified audit opinions on the financial statements for 2010 of the Company.
     Mr. Xu Xiaoming, Chairman of the Board of Directors of the Company, Mr. Shen Yi, Managing Director, Mr. Tang Xiangdong, Chief Accountant, Mr. Lin Wensheng, Chief of Finance Department hereby declare that the authenticity and completeness of the financial statements contained in the quarterly report is warranted.
     There is no non-regular appropriation of the Company’s fund by its substantial shareholder or any related party.
     The Company provided no guarantees in violation of the decision-making procedure.

CONTENTS

Chapter 1	General Information on the Company	2

Chapter 2	Accounting Data and Business Excerpts	5

Chapter 3	Changes in Share Capital and Information on Shareholders	6

Chapter 4	Directors, Supervisors, Senior Management and Employees	10

Chapter 5	Corporate Governance Structure	19

Chapter 6	Summary of Shareholders’ General Meetings	30

Chapter 7	Report of Directors	31

Chapter 8	Report of the Supervisory Committee	48

Chapter 9	Matters of Importance	51

Chapter 10	Financial Statements	56

Chapter 11	Documents Available for Inspection	138

Chapter 1: General Information on the Company

A.	GENERAL INFORMATION

1.	Company Information

Registered name of the Company:
English name of the Company:	Guangshen Railway Company Limited
Legal representative:	Xu Xiaoming

2.	Contact and Address

Company Secretary:	Representative of Securities Affairs:
Name	Guo Xiangdong	Zheng Bei
Address	No. 1052, Heping Road, Shenzhen,
Guangdong Province, The People’s Republic of China
Tel	(86) 755-25587920 or (86) 755-25588146	(86) 755-61382173
Fax	(86) 755-25591480
Email	ir@gsrc.com

3.	Basic Information

Address	No. 1052, Heping Road
Shenzhen, Guangdong Province
The People’s Republic of China
Postcode	518010
Company website	http://www.gsrc.com
Company e-mail	ir@gsrc.com

4.	Places for Information Disclosure and Reserve

Newspapers for information disclosure of the Company	China Securities Journal, Securities Times, Shanghai Securities News, Securities Daily
Websites carrying annual report	http://www.sse.com.cn
http://www.hkex.com.hk
http://www.gsrc.com
Annual reports of the Company placed at	Guangshen Railway Company Limited
No. 1052, Heping Road
Shenzhen, Guangdong Province
The People’s Republic of China

5.	Share Information

Share	Stock Exchange	Ticker Symbol	Share Code
A Share	Shanghai Stock Exchange	601333
H Share	The Stock Exchange of Hong Kong Limited	00525
ADS	The New York Stock Exchange, Inc.	—	GSH

6.	Other Relevant Information

First registration date of the Company	March 6th, 1996
First registered address of the Company	Heping Road, Shenzhen, Guangdong Province
Register number of Business License	440301103661840
of Enterprise Legal Person
Tax register number of the Company	440300192411663
Company Code:	19241166-3
Domestic auditors:	PricewaterhouseCoopers Zhong Tian CPAs Limited Co.
11/F PricewaterhouseCoopers Center
2 Corporate Avenue
202 Hu Bin Road
Luwan District
Shanghai
The People’s Republic of China

Guangshen Railway Company Limited      Annual Report 2010

Overseas auditors:	PricewaterhouseCoopers
22nd Floor, Prince’s Building
Central
Hong Kong
Legal adviser as to PRC law:	Haiwen & Partners
21st Floor, Beijing Silver Tower
No. 2 Dong San Huan North Road
Chao Yang District
Beijing
The People’s Republic of China
Legal adviser as to	Cleary Gottlieb Steen
Hong Kong law:	& Hamilton LLP
39th Floor
Bank of China Tower
1 Garden Road
Hong Kong
Legal adviser as to	Shearman & Sterling LLP
United States law:	12th Floor
Gloucester Tower
The Landmark
11 Pedder Street
Central
Hong Kong
PRC share registrar:	China Securities Depository and Clearing Corporation Limited
Shanghai Branch
36th Floor
No. 166, Lujiazui Road
Pudong New district
Shanghai,
The People’s Republic of China
Hong Kong share registrar:	Computershare Hong Kong Investor Services Limited
Rooms 1712-1716
17th Floor
Hopewell Centre
183 Queen’s Road East
Wan Chai Hong Kong
Depositary:	JPMorgan Chase Bank, N.A.
13th Floor, No. 4 New York Plaza
New York USA
Principal banker:	Construction Bank of China Shenzhen Branch Jiabin Rd
Sub-branch
1st to 4th Floors
Jinwei Building
Jiabin Road
Shenzhen
The People’s Republic of China

B. COMPANY PROFILE
On March 6, 1996, Guangshen Railway Company Limited (the ‘Company’) was registered and established in Shenzhen, the People’s Republic of China (the ‘PRC’) in accordance with the Company Law of the PRC.
In May 1996, the H shares (‘H Shares’, share code: 00525) and American Depositary Shares (‘ADSs’, ticker symbol: GSH) issued by the Company were listed on the Stock Exchange of Hong Kong Limited (the ‘Hong Kong Exchange’) and the New York Stock Exchange, Inc. (‘NYSE’), respectively. In December 2006, the A shares (‘A Shares’, share code: 601333) issued by the Company were listed on the Shanghai Stock Exchange. The Company is currently the only PRC railway enterprise with its             shares listed in Shanghai, Hong Kong and New York.
The Company is mainly engaged in passenger and freight transportation businesses on the Shenzhen-Guangzhou- Pingshi Railway and certain long-distance passenger transportation services. The Company also cooperates with MTR Corporation Limited (‘MTR’) in operating the Hong Kong Through Train passenger services. The Company provides integrated services relating to railway facilities and technology. The Company is also engaged in commercial trading and other businesses that are consistent with its overall business strategy.
The Shenzhen-Guangzhou-Pingshi Railway, which is operated solely and independently by the Company, is 481.2 kilometers long. It runs vertically through the whole Guangdong Province. Guangzhou-Pingshi Railway is the southern part of Beijing-Guangzhou railway, which is the aortic connecting north and south China at present. Guangzhou-Shenzhen Railway is strategically located and links with major railway networks in China, including the Beijing-Guangzhou, Beijing-Kowloon, Sanshui-Maoming, Pinghu-Nantou, and Pinghu-Yantian lines, as well as to the Kowloon-Canton Railway in Hong Kong. It is an important component of the transportation network of the southern China, railway channel linking Hong Kong with inland China. The Guangzhou-Shenzhen railway is currently one of the most as well as the first wholly-fenced railway with four parallel lines in the PRC that allows the passenger trains and the freight trains to run on separate lines.
Passenger transportation is the principal business of the Company. As of December 31, 2010, the Company operated 224 pairs of passenger trains in accordance with its daily train schedule, including 110 pairs of inter- city high-speed passenger trains between Guangzhou and Shenzhen, including 19 Stand-by pairs, 13 pairs of Hong Kong Through Trains (including 11 pairs of Canton-Kowloon Through Trains, one pair of Zhaoqing-Kowloon Through Trains and one pair of Beijing/Shanghai-Kowloon Through Trains) and 101 pairs of long-distance trains. With the Company’s effort to promote the development of Guangzhou-Shenzhen inter-city project, CRHs (‘China Railway High-speed’), domestically manufactured electric train sets with a speed of 200km per hour, transported most of passengers traveling between Guangzhou and Shenzhen. One pair of CRHs between Guangzhou and Shenzhen are dispatched every 10 minutes on average during peak hours, and the ‘As-frequent-as-buses’ inter- city operation has basically taken shape.
Freight transportation is one important business of the Company. The Company’s railways are closely linked with neighboring ports, logistic bases, building materials markets, large factories and mines and the Company has also built partnerships with them on business. The Company is well-equipped with various freight facilities and can efficiently transport full load cargo, single load cargo, containers, bulky and overweight cargo, dangerous cargo, fresh and live cargo, and oversized cargo. The Company enjoys competitive advantages in transporting freight for medium to long distances in the PRC.
Subsequent to the acquisition of the railway operating assets of Guangzhou-Pingshi Railway in 2007, the operation of the Company has expanded from a regional railway to national trunk line networks. The service territory of the passenger and freight transportation businesses, the operating scale and room for the development of passenger and freight transportation businesses are all significantly enlarged, and the competitive competence and overall operating efficiency of the Company has also been greatly improved. With the continuous and stable increase of China’s economy, the deepening of railway reform and development, the strengthening of economic cooperation within the Pan Pearl River Delta, as well as the daily increasing economic cooperation among mainland, Hong Kong and Macau, the Company will have more promising development prospects.

Guangshen Railway Company Limited     Annual Report 2010
Chapter 2: Accounting Data and Business Excerpts
A. ACCOUNTING DATA AND BUSINESS INDICATORS DURING THE THREE YEARS ENDED DECEMBER 31, 2010
(Unit: RMB thousand)

			Increase/
		2009	Decrease	2008
Income Items	2010	(Restated)*	(%)	(Restated)*

Total revenues	13,484,448	12,385,757	8.87	11,688,655
Total operating expenses	11,327,270	10,448,645	8.41	10,032,424
Profit form operations	2,110,118	1,920,304	9.88	1,677,855
Profit before tax	1,925,307	1,684,790	14.28	1,464,514
Profit after tax	1,484,918	1,341,387	10.70	1,193,907
Profit attributable to equity holders	1,486,062	1,342,450	10.70	1,193,668
Basic earnings per share (RMB)	0.21	0.19	10.53	0.17
Earnings per ADS (RMB)	10.49	9.48	10.65	8.43

		At December	Increase/	At January 1,
	At December	31, 2009	Decrease	2009
Assets and Liabilities Items	31, 2010	(Restated)*	(%)	(Restated)*

Total assets	30,604,502	29,427,247	4.00	29,011,905
Shareholders’ equity interests (Non- controlling interests not included)	24,168,017	23,248,638	3.95	22,472,791
Net assets per share (RMB)	3.41	3.28	3.96	3.17

*	Please refer to section D of chapter 7: Report of Directors for details.
B. DIFFERENCES BETWEEN PRC ACCOUNTING STANDARDS AND INTERNATIONAL FINANCIAL REPORTING STANDARDS
The major differences between the accounting statements prepared under PRC Generally Accepted Accounting Principles (“GAAP”) and International Financial Reporting Standards (“IFRS”) are summarized as follows:
(Unit: RMB thousand)

		Equity
	Net Profit	interests of
	(Including	Shareholders
	profit or loss	(Including
	attributable to	non-
	non-controlling	controlling
	interests)	interests)

Under PRC GAAP	1,554,746	24,222,576
Reconciliation to International Financial Reporting Standards — Differences caused by staff housing reformation (Note)	(69,828)	—
Under IFRS	1,484,918	24,222,576

Note:	In the previous years, the losses arising from the implementation of the state housing reformation policies were amortized on a straight line basis over the contract service period of 15 years under IFRS; however, the losses were fully charged against the opening balance of the retained earnings according to the enterprise’s accounting standards; Due to the adjustments of internal organizations and employees of the Company during the year, the original 15 years restriction over staff service periods is no longer applicable. Therefore, the unamortized losses related to housing reformation under IFRS were charged to the current year’s comprehensive income statement, which raised the differences in the net profits for 2010.

Chapter 3:	Changes in Share Capital and Information on Shareholders
A. CHANGES IN CAPITAL
1. Changes in shareholdings
During the period covered by this report, there is no changes in the total number of shares, its structure and the number of shares with selling restrictions.
2. Information on share issue and listing
(a)	The Company did not issue any shares for the three years ended December 31, 2010.

(b)	During the period covered by this report, the total number of shares did not change because of bonus issue, conversion from reserves or share allotment.

(c)	The Company has not issued any staff shares.
B. INFORMATION ON SHAREHOLDERS
1. As of the end of the period of the report, according to the stock ledgers provided by China Securities Depository & Clearing Corp. Ltd. Shanghai Branch and Hong Kong Registrars Limited, the total number of shareholders, the top ten shareholders and the top ten shareholders holding shares without selling restrictions of the Company were as follows:
Unit: share

Total number of shareholders	455,072 (454,530 shareholders of A shares and 542 shareholders of H shares)

Top ten shareholders

			Number of	Number of
	Number		shares held	shares in
	of shares	Ownership	with selling	pledge or	Nature of
Name of shareholder	held	Percentage	restrictions	frozen	shareholder

GRGC	2,629,451,300	37.12	—	none	state-owned
HKSCC NOMINEES LIMITED (Note)	1,387,068,831	19.58	—	unknown	foreign-funded
National Social Security Fund Council	274,798,700	3.88	274,798,700	unknown	other
Taiyuan Iron & Steel (Group) Company Ltd.	50,776,147	0.72	—	unknown	stated-owned
ICBC-Lion Value Growth Stock Investment Fund	20,000,868	0.28	—	unknown	other
China Shipbuilding Industry Corporation Finance	20,000,000	0.28	—	unknown	state-owned
China Life Insurance Company Limited — Dividend — Individual Dividend — 005L — FH002 Shanghai	17,451,255	0.25	—	unknown	other
BOC-Jiashi Hushen 300 Index Investment Fund	16,200,371	0.23	—	unknown	other
ICBC-Huaxia Hushen 300 Index Stock Investment Fund	11,550,000	0.16	—	unknown	other
PICC — traditional — common insurance products — 008C — CT001 Shanghai	11,300,000	0.16	—	unknown	other

Guangshen Railway Company Limited     Annual Report 2010
Top ten shareholders holding shares without selling restrictions

	Number of
	shares without
Name of shareholder	selling restrictions	Class of shares

Guangzhou Railway (Group) Company	2,629,451,300	A Shares
HKSCC NOMINEES LIMITED (Note)	1,387,068,831	H Shares
Taiyuan Iron & Steel (Group) Company Ltd.	50,776,147	A Shares
ICBC-Lion Value Growth Stock Investment Fund	20,000,868	A Shares
China Shipbuilding Industry Corporation Finance	20,000,000	A Shares
China Life Insurance Company Limited — Dividend — Individual Dividend — 005L — FH002 Shanghai	17,451,255	A Shares
BOC-Jiashi Hushen 300 Index Investment Fund	16,200,371	A Shares
ICBC-Huaxia Hushen 300 Index Stock Investment Fund	11,550,000	A Shares
PICC — traditional — common insurance products — 008C — CT001 Shanghai	11,300,000	A Shares
AU SING KUNG	10,250,000	H Shares
Statement regarding connectedness or unanimity of the above shareholders	The Company is unaware whether the above shareholders are connected or unanimous as defined in Method of Management of Information Disclosure of Change in Shareholdings of Listed Companies. The Company is unaware whether the above shareholders are connected or unanimous as defined in Method of Management of Information Disclosure of Change in Shareholdings of Listed Companies.

Note:	1,387,068,831 H Shares, which is 96.91% of the total H shares issued by the company, held by HKSCC NOMINEES LIMITED is held on behalf of various customers.

2. The number of shares with selling restrictions held by shareholders and selling restrictions
Unit: Share

Name of
shareholder	Number of		Number of
of shares with	shares held		additional
restrictions on	with selling	Tradable	tradable
sales	restrictions	date	shares	Selling restrictions

National Council for Social Security Fund	274,798,700	December 22, 2012	274,798,700	Lock-up period extended by another three years following the expiry of the original statutory or volunteer lock-up period as promised by GRGC
3. So far as the Directors, Supervisors and other senior management are aware, at the end of this reporting period, the interests and short positions of the persons, other than Directors, Supervisors and other senior management of the Company, in the shares and underlying shares of the Company as recorded in the register required to be kept under section 336 of the Hong Kong Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) were as follows:

					Percentage
					of such shares in
					the same class of		Percentage
					the issued		of total
	Class of	Number of			share capital		share capital
Name of shareholder	shares	shares held		Capacity	(%)		(%)

GRGC	A shares	2,629,451,300	(L)	Beneficial owner	46.52	(L)	37.12	(L)
Blackrock, Inc.	H shares	99,949,640	(L)	Investment manager	6.98	(L)	1.41	(L)
		10,885,250	(S)		0.76	(S)	0.15	(S)
Credit Suisse Group AG	H shares	88,857,489	(L)	Beneficial owner	6.21	(L)	1.25	(L)
		87,442,358	(S)		6.11	(S)	1.23	(S)
FIL Limited	H shares	86,564,000	(L)	Investment manager	6.05	(L)	1.22	(L)

Note: 1. The letter ‘L’ denotes a long position; ‘S’ denotes a short position; and ‘P’ denotes lending pool.
4. Public float
As of the end of the period of the report, the Company is in compliance with the Listing Rules of Shanghai Stock Exchange and the Listing Rules of Hong Kong Stock Exchange as regard to sufficiency of public float.

Guangshen Railway Company Limited     Annual Report 2010
C. PRE-EMPTIVE RIGHT
There is no provision regarding pre-emptive right under the Articles of Association and the laws of the PRC.
D. PURCHASE, SALE OR REDEMPTION OF THE SHARES OF THE COMPANY
As of the end of the period of the report, there was no purchase, sale or redemption by the Company, or any of its subsidiaries, of the shares of the Company.

Chapter 4: Directors, Supervisors, Senior Management And Employees
A. DETAILS OF THE DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT
1. As at March 24, 2011, general information on the Directors, Supervisors and senior management of the Company are as follows:

					Total
					remuneration	Whether
					received from the	receive
					Company in the	remuneration or
					period	allowance from
					of the report	shareholders or
				Period of	(Unit: RMB)	other
Name	Post	Gender	Age	engagement	(before tax)	related parties
Xu Xiaoming	Chairman of the Board	Male	55	Jun 2010-Jun 2011	—	Yes
Shen Yi	Director and General Manager	Male	55	Oct 2008-Jun 2011	467,994	No
Guo Zhuxue	Non-executive Director	Male	44	Jun 2010-Jun 2011	—	Yes
Li Liang	Non-executive Director	Male	50	Jun 2009-Jun 2011	—	Yes
Yu Zhiming	Non-executive Director	Male	51	Jun 2008-Jun 2011	—	Yes
Luo Qing	Director	Male	46	Jun 2009-Jun 2011	419,534	No
Dai Qilin	Independent Director	Male	43	Jun 2008-Jun 2011	111,996	No
Wilton Chau Chi Wai	Independent Director	Male	49	Jun 2008-Jun 2011	146,705	No
Lv Yuhui	Independent Director	Male	56	Jun 2008-Jun 2011	111,996	No
Xu Ling	Chairman of the Supervisory Committee	Male	55	Jun 2010-Jun 2011	—	Yes
Chen Shaohong	Supervisor	Male	44	Jun 2008-Jun 2011	—	Yes
Wang Jianping	Supervisor	Male	54	Jun 2008-Jun 2011	—	Yes
Li Zhiming	Supervisor	Male	49	Jun 2008-Jun 2011	—	Yes
Xu Huiliang	Staff Supervisor	Male	47	Jun 2010-Current	313,766	No
Liu Xilin	Staff Supervisor	Male	55	Apr 2008-Current	327,921	No
Mu Anyun	Deputy General Manager	Male	50	Feb 2009-Current	423,545	No
Guo Xiangdong	General Manager and Secretary to the Board	Male	45	Dec 2010-Current	418,118	No
Tang Xiangdong	Chief Accountant	Male	42	Dec 2008-Current	411,239	No

Note: 1.	The termination of the engagement shall be on the day when the general meeting is held at which a new board and a new supervisory committee are elected.

2.	In the period of the report, none of the directors, supervisors or other senior management held or dealt in the shares of the Company, or held the Company’s option or was granted any shares with selling restrictions.

Guangshen Railway Company Limited      Annual Report 2010
Principle work experience of Directors, Supervisors and senior management in the last five years
Xu Xiaoming, aged 55, joined the Company in June 2010 as the Chairman of the Board. He graduated with a bachelor’s degree and a master degree in engineering, he is also a professor-level Senior Engineer. Mr. Xu has worked at the railway department for many years. Mr. Xu had worked at different railway stations and sections, Railway Bureaus, Railway Sub-Bureaus and the Ministry of Railway. He has more than 30 years of experience in railway transportation management. From July 1979 to March 1996, Mr. Xu served in technical and managerial positions at Xinyang electrical engineering section of Zhengzhou Railway Bureau (Zhengzhou Sub-bureau), the electrical engineering department of Zhengzhou Sub-bureau, and the electrical engineering section of Zhengzhou Railway Bureau respectively. From March 1996 to October 2002, Mr. Xu served as the assistant to the director of Zhengzhou Railway Bureau (Zhengzhou Sub-bureau) and deputy-director thereof. From October 2002 to July 2005, he served as the deputy-director of Zhengzhou Railway Bureau. From July 2005 to May 2008, he served as the deputy-director of the Transportation Bureau of the Ministry of Railway and the chief officer of the department of infrastructure thereof. From May 2008 to May 2010, he served as the chief director of resources coordination of the Ministry of Railway. Since May 2010, he has been serving as the chairman of the board and secretary to the Party Committee of GR Company. Mr. Xu also served as the Chairman of Guangmeishan Railway Company Limited, Guangdong Sanmao Railway Company Limited, Yuehai Railway Company Limited, Shichang Railway Company Limited, Guangdong Pearl River Delta Inter-city Railway Traffic Co., Ltd., Guangzhou—Zhuhai Railway Company Limited, Hainan Eastern Ring Railway Company Limited, Xia Shen Railway (Guangdong) Company Limited, Hunan Inter-city Railway Company Limited, China Railway (Hong Kong) Holdings Limited, GanShao Railway Company Limited and Guangzhou Electric Locomotive Co., Ltd; as well as the Chairman and secretary to the Party Committee of Guangdong Guangzhou—Zhuhai Inter-city Railway Traffic Co., Ltd.
Shen Yi, aged 55, joined the Company in October 2008 and is a Director and General Manager of the Company. Mr. Shen graduated from the Northern Jiaotong University which was renamed Beijing Jiaotong University () and holds a bachelor’s degree in transportation. Mr. Shen has served in railway department and has more than 30 years of experience in railway transportation management. He had been general manager of Hongkong Qiwen Trade Company Limited, Guangmeishan Railway Company Limited and Huaihua Railway Company. Before joining the Company, he was the General Manager of Shichang Railway Company Limited.
Guo Zhuxue, aged 44, joined the Company in June 2010 as a non-executive director. He graduated with a bachelor’s degree and is a senior engineer. From August 1986 to September 1989, Mr .Guo served in technical position at Beijing Railway Bureau (Beijing Sub-bureau). From September 1989 to May 2001, Mr. Guo served as the resources coordination officer at the resource coordination department in the transportation coordination centre of the Transportation Bureau of the Ministry of Railway. From May 2001 to January 2008, he served various positions including the deputy-director and director of the resources coordination division and deputy- head of the resources coordination department of the Transportation Bureau of the Ministry of Railway respectively. Since January 2008, he has been serving as the deputy chairman to the board, general manager and deputy secretary to the Party Committee of GRGC respectively. Mr. Guo is also the Chairman of Hukun Passenger Railway Line (Hunan) Co., Ltd.
Li Liang, aged 50, joined the Company in June 2009 and is a non-executive director. He graduated with an university degree and is a engineer. He had been section chief of Anyang engineering section of Xinxiang Railway Sub-administration, chief of Xinxiang engineering section, deputy-director of Zhengzhou Railway Sub-bureau of Zhengzhou Railway Bureau, deputy-director of Wuhan Railway Sub-bureau of Zhengzhou Railway Bureau, deputy- director of Wuhan Railway Bureau. He has been Administrative Deputy General Manager of GRGC since December 2006.

Yu Zhiming, aged 51, joined the Company in June 2008 as a non-executive director between July 2003 and February 2009. Mr. Yu is an university graduate, obtained a master degree of engineering and is a senior accountant. He has many years of experience in the financial field. He served as director of the Sub-division of Finance of Zhengzhou Railway Bureau Wuhan Sub-administration. From 2005 to 2006, he was the director of the finance Department of Wuhan Railway Bureau and capital settlement center. From September 2006 to April 2008, he was the standing vice-director of capital settlement center of MOR. Since April 2008 he has been chief accountant of GRGC. Mr. Yu is also the Chairman of the Supervisory Committee of Yuehai Railway Company Limited, Guangzhou-Shenzhen-Hong Kong Express Rail Link Company Limited, Guangdong Guangzhou— Zhuhai Inter-city Railway Traffic Co., Ltd. and MaoZhan Railway Company Limited. Mr. Yu is the director of Guangmeishan Railway Company Limited, Sanmao Railway Company Limited, Shichang Railway Company Limited, Hukun Passenger Railway Line (Hunan) Co., Ltd., Guangdong Pearl River Delta Inter-city Railway Traffic Co., Ltd., Hainan Eastern Ring Railway Company Limited, GanShao Railway Company Limited, China Railway Container Transportation Limited and China Railway Special Goods Transportation Limited.
Luo Qing, aged 46, joined the Company in November 2008 and is a director. Mr. Luo graduated from the Correspondence College of the Party School of CPC () majoring in economics and management and is a political engineer. He had served as sportsman, coach and secretary-general of Guangdong Physical Culture and Sports Team, labor union of Guangzhou Railway Sub-bureau and Yangcheng Railway Company, Locomotive Sports Association of Yangcheng Railway Company and Guangzhou Raiway (Group) Company. Between April 2006 and November 2008, he was the Chief of the organization department of Gangzhou Railway (Group) Company. From November 2008 to May 2010, he served as the Chairman of the Trade Union of the Company. Since May 2010, he has been the Deputy Secretary of the Party and Working Committee and Secretary of the Discipline Inspection and Working Commission of the Company and also the Chairman of the Trade Union of the Company.
Dai Qilin, aged 43, joined the Company in June 2008 and is an independent non-executive director of the Company. Mr. Dai holds a master’s degree in accounting and is a senior accountant. Mr. Dai has the qualification of a PRC certified public accountant and PRC certified public asset valuer. From 1986 to 1997, Mr. Dai had served in several positions in finance department of MOR; from 1997 to 2001, he had been accountant, senior accountant and deputy chief of Beijing Huafeng Accounting Firm. Sine April 2001 Mr. Dai has been managing director of Beijing Zhongluhua Accounting Firm. Mr. Dai is also a supervisor of Beijing Zhongluhuafeng Project Costs Consulting Limited.
Wilton Chau Chi Wai, aged 49, joined the Company in June 2004 and is an independent non-executive director of the Company. Mr. Chau obtained a bachelor’s degree in applied mathematics from the University of Hong Kong, a Bachelor of Laws degree from the University of Wolverhampton, a Master of Business Administration degree from the University of Wales and a Doctor of Business Administration from the University of Newcastle (Australia). Mr. Chau is a fellow member of the Association of Chartered Certified Accountants and a member of Singapore Institute of Arbitrators. Since 1987, Mr. Chau has served in senior positions in various financial institutes overseeing investment and development in railway, road and airport infrastructure projects. Mr. Chau is currently chairman of Qleap Venture Limited and Managing Partner of QLeap Asia Limited. Mr. Chau is also the Board Advisor of China Resources & Investment Vehicle Ltd. He is also a visiting professor at the finance faculty of the Chinese University of Hong Kong and a director of CL Shield Foundation Limited, Zhiduosheng Digital Technology Co., Ltd. and Shenzhen Tianlang Shidai Digital Technology Co., Ltd.
Lv Yuhui, aged 56, joined the Company in June 2008 and is an independent non-executive director of the Company. Mr. Lv was a postgraduate from finance and trade department of postgraduate school of China Academy of Social Science and is a senior accountant. Mr. Lv used to serve in Beijing Railway International Travel Agency as General Manager, Beijing Jingtie International Travel Agency as Chief Accountant and Huayun Travel Development (Group) Company as Chief Accountant. Mr. Lv is currently Deputy General Manager and Chief Accountant of Beijing Jingtie North Investment Management Company and CFO and Deputy General Manager of China Railway Joint Logistic Company Limited. Mr. Lv is also a director of Inner Mongolia China Railway Tailida Joint Logistics Company Limited.

Guangshen Railway Company Limited     Annual Report 2010
Xu Ling, aged 55, joined the Company in June 2010 and is the Chairman of the Supervisory Committee of the Company. He graduated with a bachelor’s degree and is a senior political engineer. Mr. Xu Ling joined the railway industry in 1977 and has more than 30 years of experience in railway transportation management. He served as the vice-secretary of the Party Committee in GRGC, general party branch secretary of Guangzhou Railway Building Material Committee of the Guangzhou Railway Administration, Chairman of the Trade Union of GRGC, vice secretary of the Disciplinary Committee and head of the Supervisory Department of GRGC. Mr. Xu served as the secretary of the Party Committee in the Huaihua Railway Office of GRGC and the director and secretary of the Party Work Committee in the Huaihua Railway Office of GRGC; director and secretary of the Party Work Committee in the Changsha Railway Office of GRGC. Since March 2010, he has been serving as the vice-secretary of the Party Committee and the secretary of the Disciplinary Committee of GRGC. Mr. Xu also serves as the Chairman of Supervisory Committee of Guangmeishan Railway Company Limited and Guangdong Sanmao Railway Company Limited and also the supervisor of Guangzhou—Zhuhai Railway Company Limited.
Chen Shaohong, aged 44, joined the Company in June 2008 and is a supervisor of the Company. Mr. Chen graduated from South China Normal University () and is an economist. Mr. Chen has been engaged in the research of enterprise management for a long time. From 2001 he used to be vice-section chief and section chief of mechanism reform section of corporate management office, vice-director of corporate management office and vice-director of corporate and legal affairs department of GRGC. From April 2006 he served as director of corporate and legal affairs department of GRGC, From April 2006, he served in enterprise and legal affairs department of director of GRGC. Since June 2008, Mr. Chen has been vice-chief economist of GRGC. Mr. Chen is also the Chairman of Supervisory Committee of Shichang Railway Company Limited and Hukun Passenger Railway Line (Hunan) Co., Ltd.; director of Guangmeishan Railway Company Limited, Guangdong Sanmao Railway Enterprise Development Company, Yuehai Railway Company Limited, Xia Shen Railway (Guangdong) Company Limited and JingYue Railway Company Limited and the supervisor of Guangdong Sanmao Railway Company Limited, Yuehai Railway Company Limited, Guangdong Pearl River Delta Inter-city Railway Traffic Co., Ltd., Hainan Eastern Ring Railway Company Limited, GanShao Railway Company Limited and China Railway Express Co., Ltd.
Wang Jianping, aged 54, joined the Company in June 2008 and is a supervisor of the Company. Mr. Wang graduated from the Party School of CPC (), majoring in economics and management. In 1974, Mr. Wang joined the railway departments and had served in various managerial positions in GRGC. Mr. Wang served as the Secretary of Party Committee of the Engineering Company of Guangzhou Railway Bureau and chief secretary of union sport association, director of the Office, head of union working division of the Engineering Headquarter of Guangzhou Railway Bureau. He also served as Secretary of Party Committee of the fifth engineering company of GRGC, vice secretary of engineering company of GRGC, vice division head of organization department of GRGC, director of the Office of GRGC and Secretary of diverse developmental centre of GRGC. Since June 2007, he has been the director of Human Resources Department of GRGC.
Li Zhiming, aged 49, joined the Company in May 2005 and is a supervisor of the Company. Mr. Li graduated from the Party School of CPC (), majoring in economics and management and is an accountant. Since 1981, Mr. Li had served in various managerial positions in Hengyang Railway Sub-administration and Changsha Railway Company. From 1996 to 2005, he was chief of Finance Sub-division of Changsha Railway Company. Since April 2005, Mr. Li has been deputy chief and chief of the audit department of the GRGC. Mr. Li is also the Chairman of the supervisory committee of Guangdong Tiecheng Enterprise Company Limited, chief supervisor of Xingguangji Company Limited; director of Hong Kong Kai Man Limited, Guangmeishan Railway Company Limited, Guangdong Sanmao Railway Company Limited, Guangdong Sanmao Railway Enterprise Development Company Limited, Yuehai Railway Company Limited, Shichang Railway Company Limited, Hukun Passenger Railway Line (Hunan) Co., Ltd, Xia Shen Railway (Guangdong) Company Limited, GanShao Railway Company Limited, Guiyang- Guangzhou Railway Co., Ltd, Hunan — Guangzhou Railway Co., Ltd and JingYue Railway Company Limited.

Xu Huiliang, aged 47, joined the Company in 1992 and is the supervisor of the Company. Mr. Xu graduated from Southwest Jiaotong University, majoring in computer technology. He has obtained a master degree in engineering and is a senior engineer. Mr. Xu has been engaged in the railway information technology industry and has developed various computer engineering projects. Mr. Xu was entitled to enjoy special subsidies awarded by the State Council in 2001. Since March 2009, he served as the director of information technology department of the Company and was elected as the Supervisor of the union of the Company in June 2010.
Liu Xilin, aged 55, joined the Company in January 2007 and is a supervisor of the Company. Mr. Liu graduated from the Party School of CPC (), majoring in economics and management. Mr. Liu joined the railway industry in 1976 and has more than 30 years of experience in railway transportation management. He used to be deputy stationmaster of Dalang Railway Station, director of corporate management office of Yangcheng Railway Company and section chief of Guangzhou North Vehicle Section. Since January 2007, he has been chief of Guangzhou Vehicle Section. Since April 2008, he has been a supervisor of the Company as a staff representative.
Mu Anyun, aged 50, joined the Company in February 2009 and is a Deputy General Manager of the Company. Mr. Mu holds an MBA degree of Macau University of Science and technology and is an economist. Mr. Mu joined the railway departments in 1981 and had served in various managerial positions in Guangzhou Railway Administration and GRGC. From May 2000 to February 2009, he was director and Deputy General Manager of Guangmeishan Railway Company Limited. Since February 2009, he has been Deputy General Manager of the Company.
Guo Xiangdong, aged 45, joined the Company in 1991 and is the Deputy General Manager and secretary of the Board. Mr. Guo graduated from Central China Normal University ()in 1989. Mr. Guo holds a bachelor of law degree and is an economist and MBA. He served as Deputy Section Chief, Deputy Director and Director of Secretariat of the Board. From January 2004 to December 2010, he served as the secretary of the Board. Since December 2010, Mr. Guo served as the deputy manager and secretary of the Board.
Tang Xiangdong, aged 42, joined the Company in June 1990 and is Chief Accountant of the Company. Mr. Tang graduated form Jinan University (), majoring in business administration, and is a MBA and senior accountant. In June 1996, Mr. Wang joined the railway department and had served in various managerial positions in Labor and Capital Department, Diversified Business Department and Capital Settlement Center. From March 2006 to December 2008, he was director of Finance Department of the Company. Since December 2008, Mr. Tang has been the Chief Accountant of the Company.

Guangshen Railway Company Limited     Annual Report 2010
2. Engagements of Directors, Supervisors and senior management in shareholders

Whether
receive
remuneration
or allowance
	Name of		Period of	from the
Name	shareholder	Post	engagement	shareholder
Xu Xiaoming	GRGC	Chairman of the Board and secretary of the Party Committee	Since May 2010	Yes
Guo Zhuxue	GRGC	Vice Chairman of the Board and General Manager	Since January 2008	Yes
Li Liang	GRGC	Administrative Deputy General Manager	Since December 2006	Yes
Yu Zhiming	GRGC	Chief Accountant	Since April 2008	Yes
Xu Ling	GRGC	Vice Secretary of the Party Committee and Secretary of the Commission for Inspecting Discipline	Since March 2010	Yes
Chen Shaohong	GRGC	Vice-chief Economist, Director of corporate management division	Since June 2008	Yes
Wang Jianping	GRGC	Director of Human Resources Division	Since June 2007	Yes
Li Zhiming	GRGC	Chief of Audit Division	Since April 2006	Yes
3. Engagements of directors, supervisors and senior management in other companies
Details of engagements of directors, supervisors and senior management in other companies are set out in ‘Principle work experience of Directors, Supervisors and senior management in the last five years’ of this chapter.
B. REMUNERATION OF DIRECTORS AND SUPERVISORS AND SENIOR MANAGEMENT
1. Decision procedure of remuneration
Remuneration and allowance of the Directors and Supervisors of the Company should be considered and approved at the general meeting of the Company.
2. Basis for the determination of remuneration and allowance of the Directors and Supervisors of the Company
The level of remuneration of the Directors and Supervisors of the Company is determined with reference to the level of remuneration in Shenzhen, where the Company is located, the job nature of each Director and Supervisor, as well as the operating results of the Company.
3. Actual payment of the Directors, Supervisors and senior managements’ remuneration
During the reporting period, for details of the payment to each of the directors, supervisors and senior management, please see the section “Details of the Directors, Supervisors and Senior Management” above.

C. CHANGES IN DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT
1.	On June 10, 2010, the entire committee elected Mr. Xu Huiliang to be the Supervisor of the union of the Company following Mr. Huang Lika’s retirement.

2.	On June 22, 2010, the Company convened the 2009 annual general meeting at which resolutions were passed to terminate the engagement of Mr. He Yuhua and Mr. Cao Jianguo as directors and Mr. Yao Muming as Supervisor of representatives of shareholders. Mr. Xu Huiliang and Mr. Xu Huiliang were elected as directors and Mr. Xu Ling was elected as the Supervisor of representatives of shareholders.

3.	On June 22, 2010, the Company convened the 15th meeting of the Fifth session of the Board, during which Mr. Xu Huiliang was elected as the Chairman of the Company; resolutions were passed to terminate the engagement of Mr. Wu Wei Min as Deputy General Manager and Mr. Luo Jian Cheng as General Manager Assistant. On the same day, the Company convened the 9th meeting of the Fifth session of the Supervisory Committee, during which Mr. Xu Ling was elected as the Chairman of the Supervisory Committee.

4.	On December 28, 2010, the Company convened the 18th meeting of the Fifth session of the Board at which a resolution was passed to hire Mr. Guo Xiangdong as Deputy General Manager of the Company.
D. OTHER INFORMATION ON DIRECTORS AND SUPERVISORS AND SENIOR MANAGEMENT
1. Service contracts of Directors and Supervisors
Each of the Directors of the Company has entered into a service contract with the Company. No other service contract has been entered into between the Company or any of its subsidiaries and any of the Directors or Supervisors that is not terminable by the Company within one year without payment of compensation (other than statutory compensation).
2. Interests of Directors and Supervisors in contracts
No Director or Supervisor of the Company has any direct or indirect material interests in any contract of significance subsisting during or at the end of 2009 to which the Company or any of its subsidiaries was a party.
3. Interests of Directors and Supervisors in share capital of the Company
As of December 31, 2010, there was no record of interests and short positions (including the interests and short positions which were taken or deemed to have under the provisions of the Hong Kong Securities and Futures Ordinance) of the Directors or Supervisors of the Company in the shares, underlying shares and debentures of the Company or any associated corporation (within the meaning of the Securities and Futures Ordinance) in the register required to be kept under section 352 of the Securities and Futures Ordinance. The Company had not received notification of such interests and short positions from any Director or Supervisor of the Company as required to be made to the Company and the Hong Kong Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies (the ‘Model Code’) in Appendix 10 to the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (‘Exchange Listing Rules’). The Company has not granted to any of the Company’s Directors or Supervisors or their spouses or children under the age of 18 any right to subscribe for any shares or debentures of the Company.

Guangshen Railway Company Limited     Annual Report 2010
E. EMPLOYEES
As at December 31, 2010, the Company had in total 32,179 employees, representing a decrease of 991 compared to that of 2009. The main reasons for such reduction include retirement, redeployment, improvement to the labour organization and reduction of headcounts.
1. The professional composition of the employees

Category of profession	Number

Administrative personnel	2,555
Technical personnel	1,552
Ordinary operation personnel	28,072

Total	32,179

2. Education level of employees

Category of education level	Number

Postgraduate or above	61
Graduate	1,818
College for professional training	4,454
Others (Secondary vocational school, high school and vocational technical school, etc)	25,846

Total	32,179

3. Salary and benefits policy
The Company’s salary policy is closely linked with economic efficiency, labor efficiency and individual performance. The total amount of employees’ salaries is closely related to the operating results of the Company and the distribution of employees’ salaries is based on their post score and performance reviews. The basic salary of an employee is determined on the basis of the evaluation of basic labor factors such as labor skills, labor responsibilities, labor intensity and labor conditions, etc, and the actual labor remuneration is calculated on the basis of technical competence and vocational level of the employee and the evaluation of the quantity and quality of the actual labor input.

4. Insurances and benefits plan of retirement
Pursuant to applicable state policies and regulations, the Company provides the employees with a set of statutory welfare funds and benefits as listed below:

	As a Percentage of the Aggregate Salaries of the Employees
	Employees residing along the
	Guangzhou-Pingshi line or in
	Guangzhou area or along
Employees’ benefits	the Guangzhou-Shenzhen line	Employees residing in Shenzhen
Housing fund	9%	13%
Retirement pension	18%	18%
	Four times to the amount paid by the employee individual.
Supplemental retirement pension	(The amount paid by the employee individual is determined by length of service, which is classified every five years and shall be adjusted timely according to the increase of employee’s salary.)
Basic medical insurance	7%	6%
Supplemental medical insurance	1%	0.5%
Maternity medical insurance	0.4%	0.5%
Work-related injury insurance	0.5%	0.5%
Unemployment insurance	0.2%	0.2%
Other welfare fund	6%	8%
As of December 31, 2010, the Company has 13,392 retired employees in total, endowment insurance of which are paid by Guangdong Society Insurance Fund Administration.
5. Training
The training was mainly provided by the Company, including training on post standardization, adaptability and continuing education. The Company fully completed its training plans in 2010. The total expenses for these training programs in 2010 were approximately RMB12.5442 million, involving 417,329 person units.

Guangshen Railway Company Limited      Annual Report 2010
Chapter 5: Corporate Governance Structure
A. CORPORATE GOVERNANCE
1. Basic Background
During the reporting period, the Company has complied strictly with the Company Law, Securities Law and Code of Corporate Governance for Listed Companies in China and related regulations promulgated by China Securities Regulatory Commission (‘CSRC’), as well as the Shanghai Stock Exchange Listing Rules and Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong. The Company continues to improve its framework of corporation legal person governance and standardize its operation. Currently, there is no obvious difference between the corporation legal person governance structure of the Company and that required by the regulatory documents on governance of listed companies promulgated by the CSRC. The main contents of the corporation governance are as follows:
(1) On shareholders and the general meeting: The Articles of Association and System of General Meeting of the Company have made stipulations on the rights and obligations of shareholders, the responsibilities and rules of procedure of the general meeting, the protection of rights of minority shareholders, etc, as well as the special procedure of voting at a class shareholders’ meeting. The Company has complied with relevant stipulations of the Articles of Association with respect to the convening, decision-making, authorizations and resolutions of the general meeting or the class shareholders’ meeting. The connected transactions of the Company were fair and reasonable with the basis of pricing being fully disclosed.
(2) On the relationship between substantial shareholder and listed company: the Company’s largest shareholder observed related code of conduct and did not intervene, directly or indirectly, in the decision- making or operation of the Company. The Company is separate from our largest shareholder in respect of staff, asset, finance, organization and business. The Board of Directors, the Supervisory Committee and other internal departments of the Company could operate independently.
(3) On Directors and the Board of Directors (the ‘Board’): the Board is comprised of nine members, including one chairman. There are expressed stipulations in the Articles of Association and Working Rules of the Board on the nomination of directors, responsibility and rules of procedure of the Board. The Company has complied strictly with relevant laws and the Articles of Association and fulfilled relevant procedures with respect to the convening, decision-making, authorizations and resolutions of the Board meeting.
The Board has established an Audit Committee and a Remuneration Committee for the purpose of professional and scientific decision-making process. The directors of the Company could earnestly perform their obligations and responsibilities stipulated by laws, regulations and the Articles of Association. There are three independent directors in the Board of the Company. In order to ensure the effective implementation of the independent directors system, the Company formulated the Working Rules of Independent Directors, which makes explicit stipulations on the qualification, nomination, election, engagement and power of independent directors. The Audit Committee composed of independent directors plays an important role in regulating the finance, audit and system construction of the Company.
(4) On supervisors and the Supervisory Committee: the Supervisory Committee of the Company comprises representatives of shareholder and representatives of staff. The representatives of shareholders are elected and dismissed by shareholders. The representatives of staff are elected by employees. The Supervisory Committee comprises six members, including one chairman. The responsibilities and rules of procedure of the Supervisory Committee are stipulated in the Articles of Association and the Working Rules of the Supervisory Committee. The Company has complied with relevant stipulations of the Articles of Association with respect to the convening and resolutions of the meeting of the Supervisory Committee. The supervisors of the Company can carry out their obligations and responsibilities required by laws, regulations and the Articles of Association.
(5) On performance assessment and the incentive and restriction system: the Board and the Supervisory Committee report to the general meeting. The Company discloses the performance and remuneration of directors, supervisors and senior management. The engagement and disengagement of senior executives is in line with the stipulations and procedure set out in the Articles of Association. The Company formulated the Method of Assessing Operating Target Responsibility to assess the performance of senior executives. There are clear stipulations on the rights and responsibilities of the management in the Articles of Association.

(6) On interested parties: the Company adequately respects and upholds the legitimate rights and interests of its interested parties such as banks and other creditors, employees, passengers and consignors. The Company attaches importance to cooperation with its interested parties and vigorously builds up staff democracy and corporate culture.
(7) On information disclosure: the Company Secretary is in charge of information disclosure and investor relationship of the Company. The Company formulated Working Rules of Company Secretary and the Management Method of Information Disclosure. The Company fulfils the obligation of information disclosure in accordance with laws, the Articles of Association and the Management Method of Information Disclosure and tries its best to ensure the authenticity, accuracy, integrality, timeliness and justice of information disclosure. The Company maintains communication and interaction with investors through various channels.
For the year ended December 31, 2010, to the best knowledge of the Company and its Directors, the Company has complied with the applicable code provisions set out in the Code on Corporate Governance Practice contained in Appendix 14 to the Listing Rules of the Hong Kong Stock Exchange.
2. Commencement of Specific Projects related to Corporate Governance
During the reporting period, the Company straightly complies requirements set out by CBRC and CSRC Shenzhen Bureau (“Shenzhen CSRC”) and continues to carry out specific projects in relation to corporate governance and continuously raise the level of corporate governance.
(1) Enhance Disclosure of Unreleased Information to Shareholders and De Facto Controllers: As the national railway industry operates on a concentrated and unified commending transportation system, GRGC, the largest shareholder of the Company, requires financial information of the Company in order to carry out administrative roles in accordance with legal and administrative regulations. Such information is provided in the monthly reports during the reporting period. In accordance with the “Notice on listed companies regarding enhancement of unregulated activities such as disclosure of unreleased information to its shareholders and de facto controllers” (Shen Zheng Ju Gong Si Zi [2007] No. 39), the Company has obtained a commitment letter from GRGC, in relation to enhancement on managing unreleased information. The letter also reminds its shareholders to comply with obligations under the confidential agreement, avoid inside trades and submit the list of related parties to relevant securities governing authorities.
(2) Commence Self assessment on Specific Fundamental Projects related to Financial Accounting: In accordance with the “Notice on comprehensive execution of self assessment on specific fundamental projects related to financial accounting” issued by the Shenzhen CSRC (Shen Zheng Ju Fa [2010] No.109), the Company has performed self assessment on various areas including management on accounting personnel, financial management system, regulate the basis of audit accounting and perform financial management and control on subsidiaries. No major issue was found in the basis of financial accounting. On June 22, 2010, the Board of the Company has also approved the “Self assessment report on specific fundamental projects related to financial accounting of Guangshen Railway Company Limited”.
(3) Self assessment on Establishment and Implementation of Irregular Use of Funds Long- term Prevention Mechanism: In accordance with the “Notice of self assessment on establishment and implementation of irregular use of funds long-term prevention mechanism” issued by the Shenzhen CSRC (Shen Zheng Ju Gong Si Zi [2010] No.59), the Company performed self assessment on the establishment of the comprehensive prevention mechanism on irregular use of funds and the straight compliance of such mechanism, respectively. On October 27, 2010, the Board of the Company has also approved the “Self assessment report on establishment and implementation of irregular use of funds long-term prevention mechanism of Guangshen Railway Company Limited”.

Guangshen Railway Company Limited      Annual Report 2010
3. During the reporting period, no competitive or related transaction issues were raised as a result of partial implementation of reformation.
The improvement of corporate governance is a long-term system project, which needs continuous improving and enhancing. The Company will, as it has always done, continue to promptly update and improve its internal systems according to relevant regulations, solve problems we detect, strengthen management basis and enhance its awareness of standardized operation and level of governance to promote the healthy development of the Company.
B. PERFORMANCE OF DIRECTORS
1. Attendance to Board meetings by Directors

							Whether attend
	Whether be	Number of board	Number	Number	Number		board meetings not
	independent	meetings to be	of board meetings	of board meetings	of board meetings	Number of absences	in person for two
Director	director	attended	attended in person	attended by telecom	attended by proxy	from board meetings	consecutive times
Xu Xiaoming	no	4	4	3	—	—	no
Shen Yi	no	5	5	3	—	—	no
Guo Zhuxue	no	4	4	3	—	—	no
Li Liang	no	5	3	3	2	—	yes
Yu Zhiming	no	5	5	3	—	—	no
Luo Qing	no	5	5	3	—	—	no
Dai Qilin	yes	5	5	3	—	—	no
Wilton Chau Chi Wai	yes	5	5	3	—	—	no
Lv Yuhui	yes	5	5	3	—	—	no
During the reporting period, Mr. Li Liang was not able to attend the 14th and 15th meeting of the Board due to business trips; he appointed directors Mr. Shen Yi and Mr. Yu Zhiming as his proxies and vote on his behalf.

Number of board meetings held during the year	5
Including: number of meetings held on the spot	2
number of meetings held by telecom	3
number of meetings held in a mixed model	0
2. The Independent Directors’ objection to related matters of the Company
During the reporting period, no objection to the proposals of the Board or other departments of the Company was lodged by the Independent Directors.

3. The establishment, improvement and main content of working rules related to Independent Directors and the performance of Independent Directors
(a) The establishment and improvement of working rules related to Independent Directors: the Company added chapters related to independent directors in its Articles of Association. It also formulated Rules of Procedure of Board Meeting, Working Rules of Independent Directors and the Annual Report Working Rules of Independent Directors, which regulate relative work of Independent Directors.
(b) Main content of working rules related to Independent Directors: the Articles of Association and the Working Rules of Independent Directors make specific stipulations on the qualification, duties and rights of Independent Directors. The Annual Report Working Rules of Independent Directors mainly makes stipulations on the Independent Directors’ understanding of the operation of the Company, communication with certified public accountants auditing the Company, inspection and supervision during the preparation and disclosure of annual report.
(c) Performance of Independent Directors
During the reporting period, the Company’s Independent Directors faithfully performed their responsibilities and obligations stipulated by laws, regulations, the Articles of Association and Working Rules of Independent Directors. They showed solicitude for the Company’s operation and compliance with laws, attended Board meetings and other relative meetings, carefully reviewed proposals of the meetings, made valuable suggestions on important project investments, operation and management of the Company with their professional knowledge. They also raised independent opinions, according to relevant rules and facts to their knowledge, on material affairs of the Company in 2010, such as connected transactions and the engagement of senior management. During the preparation and disclosure process of the annual report 2010, Independent Directors of the Company fulfilled their duties required by the security regulatory authorities and the Annual Report Working Rules of The Audit Committee and Independent Directors. They communicated with the Company, finance and auditing firms adequately and carefully and raised useful suggestions. The Independent Directors exerted their influence adequately and ensured the legitimate rights and interests of the shareholders, especially minority shareholders, of the Company.
In the decision-making process of the Board, three Independent Directors raised professional opinions on the Company’s proposals and put out independent opinions on the Company’s business activities based on macro- situation, industry status and their professional point of view. They also played an active role in ensuring the Company’s strategic development, scientific decision-making of the Board and the interests of minority shareholders.

Guangshen Railway Company Limited      Annual Report 2010
C. INDEPENDENCE OF THE COMPANY FROM THE SUBSTANTIAL SHAREHOLDER IN BUSINESS, STAFF, ASSET, ORGANIZATION AND FINANCE

	Whether be independent		Influence on	Measures of
	and integrated	Illustration	the Company	improvement
Business	yes	The Company has an independent staff and an independent and integrated system for operation and control of production.	—	—

Staff	yes	The General Manager, Deputy General Managers, Chief Accountant, Company Secretary and other Senior Management serve the listing company in full time and receive remuneration from the Company. The Company is independent in the management of personnel and remuneration affairs.	—	—

Asset	yes	The Company owns assets necessary for its independent operati on and development; the Company has full control over its assets. No asset is mi sappropri ated by the substantial shareholder for free.	—	—

Organization	yes	The Company has an inde pe nde nt organizational structure.	—	—

Finance	yes	The Company has an inde pe nde nt department and personnel in charge of finance affairs. It has established an independent accounting and clearance system and a finance management system. It has independent bank accounts and pays taxes separately by law.	—	—

D. ESTABLISHMENT AND IMPROVEMENT OF THE COMPANY’S INTERNAL CONTROL SYSTEMS

General program on the construction of internal control systems	In accordance with the Company Law, Securities Law, Accounting Law, Basic Standards of Corporate Internal Control and Guidelines on Internal Control of Listed Companies, the Company established and improved its internal governance and organizational structure, formulated a scientific decision-making, implementation and supervision system to ensure the realization of the Company’s operation and management target and keep its business activities in good order.

Plan for establishment and improvement of internal control system and its implementation	In accordance with relevant laws and regulations, the Company has established an internal control system that covers each department, subsidiary, business link and management link. It mainly includes internal control targets, control circumstance, internal control system, financial control and control procedure. The internal control system covers the whole producing and operating processes, including production and operation, management, material supply, personnel, remuneration, financial management, audit and information disclosure, etc. The effective implementation of internal control system helps the Company to create a fine internal operation and management environment and a regulated producing and operating order. It also helps to keep the operation of the Company on the right track while supervising, controlling and guiding the operation of the Company.

Establishment of the inspection and supervision department for internal control	The Audit Committee of the Board and the Audit Department of the Company are in charge of the communication, supervision and inspection related to internal audit and external audit, respectively, of the Company.

Self-assessment of internal supervision and internal control	The Company has established and improved the integrated and rational internal control system based on the actual situation and management requirement. The internal control system involves each respect and link of the Company’s operating activities and is well executed (Details are set out in the Self-assessment Report of the Company’s Internal Control by the Board).

Arrangement of work related to internal control by the Board	The Board reviews the Self-assessment Report on the Company’s Internal Control each year and learns the implementation of the Company’s each system. It constantly raises opinions on improvement according to new requirements and regulations of current internal control. It also requires internal audit department to carry out review and supervision in relation to the establishment and improvement of the internal control system as well as if it has been effectively implemented.

Establishment and Operation of internal control system related to financial accounting	In accordance with the Company Law, Accounting Law, Business Accounting Standards and its supplementary regulations, the Company has formulated an accounting system and financial management system suitable for itself. It has also formulated procedures for the treatment of accounting documents, accounting books and financial statements to reasonably ensure the realization of each target. The Company has established relevant accounting control procedures, including transaction authorization control, responsibility dividing control, documents and records control, asset contact and recording control and so on. For information of self assessment and improvement on specific projects in relation to regulations on basis of financial accounting, please refer to “Commencement of Specific Projects related to Corporate Governance” in this section.

Deficiencies of internal control and rectification	During the reporting period, the design and implementation of the Company’s internal control system conform to those required by relevant regulatory authorities and no material deficiency in the design and implementation of the Company’s internal control was found. In future work the Company will, according to the regulatory requirements, further improve its internal control system and long-term internal control mechanism, strengthen its ability of resist risks, tighten inspection and supervision and continuously enhance operating efficiency and effect of internal control system to safeguard the interests of investors.

Guangshen Railway Company Limited      Annual Report 2010
E. APPRAISAL AND INCENTIVE MECHANISM FOR SENIOR MANAGEMENT
The Company exerts an incentive and restriction mechanism on the senior management through implementing the objective responsibility assessment system. The Board signs objective responsibility assessment agreements with the senior managements of the Company and its subsidiaries to appraise their work and results of management through indices including passenger and freight transportation volume, revenues from transportation, safety, costs, profit and management. These agreements can also encourage the management to improve their managerial ability and proficiency, to enhance management measures and optimize management process. The Company honors the incentive commitment based on the performance and appraisal results of the senior management upon expiration of the agreements.
F. DISCLOSURE OF SELF-ASSESSMENT REPORT OF THE COMPANY’S INTERNAL CONTROL AND REPORT OF SOCIAL RESPONSIBILITY PERFORMED BY THE COMPANY
The Company published self-assessment report on its internal control and report of social responsibility performed by the Company at the website of the Shanghai Stock Exchange www.sse.com.cn with the title of “Self-assessment Report on Internal Control of Guangshen Railway Company Limited in 2010” and “Corporate Social Responsibility Report of Guangshen Railway Company Limited in 2010”. However, the Company has not disclosed the appraisal results provided by auditing organization on the Company’s internal report.
G. ESTABLISHMENT OF THE INVESTIGATION SYSTEM OF RESPONSIBILITIES FOR MATERIAL ERRORS IN DISCLOSURE OF ANNUAL REPORT INFORMATION
In order to ensure the authenticity, veracity, timeliness and integrality of the Company’s annual report information disclosure and to improve the quality and transparency of the Company’s annual report information disclosure, the Company formulated the Investigation System of Responsibilities for Material Errors in Disclosure of Annual Report Information of Guangshen Railway Company Limited as required by CSRC, Shanghai Stock Exchange and Shenzhen Office of China Securities Regulatory Commission. This system gives the definition, content, scope and criteria of material errors in disclosure of annual report information. For material errors in disclosure of annual report information, the Board will deal out administrative or economic punishment on the responsible person based on the level of severity before disclosing the recognition and punishment resolutions in the form of temporary announcement. The Company will implement this system strictly to avoid material errors in disclosure of annual report information and ensue the authenticity, veracity and integrality of annual report information. During the reporting period, there was no correction of material accounting mistakes, supplement of material omissions or modification of operating results forenotice.

H. COMPLIANCE WITH CODE OF CORPORATE GOVERNANCE PRACTICES ISSUED BY HONG KONG STOCK EXCHANGE
1. Board of Directors
The Board of Directors (the ‘Board’) leads the Company in a responsible attitude and effective manner. Its functions and responsibilities are set out in the Articles of Association of the Company.
The Board comprises nine members, including three independent non-executive Directors. The executive Directors have years of experience in the railway industry. The independent non-executive Directors come from various industries with different backgrounds and rich experience and they all possess appropriate professional qualifications in accounting or related fields. All independent non-executive Directors confirmed that they have met the criteria of Rule 3.13 of the Exchange Listing Rules regarding the guidelines for the assessment of independence.
The names, biographical details and occupations of the Directors and are shown in ‘Chapter 4. Directors, Supervisors, Senior Management and Employees’ of this Annual Report.
The Company provides information on business development to all the directors, including statements of various forms, documents and minutes of meetings. Independent directors get in-depth knowledge of operating situation of the Company through hearing reports of the management and on-the-spot investigation. The Company undertakes to provide independent non-executive Directors with working conditions necessary for the performance of duties. The Company Secretary actively assists independent Directors in performing their duties and other relevant persons cooperate with independent directors in their work. The fees required for the engagement of intermediaries and discharge of other duties by the independent directors shall be borne by the Company so that independent directors can effectively perform their duties.
During 2010, the Board held five meetings, which were the 14th to 18th meetings of the fifth session of the Board. The main resolutions and approvals are set out in ‘Chapter 7. Report of Directors’ of this report.
Details of the Directors’ attendance records are set out in B. Performance of Directors of this chapter.
The Board established the Audit Committee and the Remuneration Committee to supervise relevant affairs of the Company. Each committee has specific responsibilities, reports to and give advice to the Board on a regular basis.
2. Nomination of Directors
The Company does not have a nomination committee. Directors shall be elected at the shareholders’ general meeting. The term of office of the directors is three (3) years. At the expiry of a director’s term, the term is renewable upon reelection.
3. Securities Transactions by Directors
The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers (the ‘Model Code’) as set out in Appendix 10 to the Exchange Listing Rules and the Rules on the Management of Shares Held by the Directors, Supervisors and Senior Management Officers of Listed Companies and the Changes Thereof (No.56[2007] CSRC Company) as its own code of conduct regarding securities transactions of the Directors. The Company formulated ‘The Special Rules on the Management of Shares Held by the Directors, Supervisors and Senior Management Officers of Guangshen Railway Company Limited and the Changes Thereof’, which was approved at the 22nd meeting of the fourth session of the Board.
After specific enquiry made with all the Directors, the Company confirms that during the year ended December 31, 2010, each of the Directors complied with the required standard set out in the above-mentioned code and 2010.

Guangshen Railway Company Limited      Annual Report 2010
4. Chairman and General Manager
Mr. Xu Xiaoming and Mr. Shen Yi are the Chairman of the Board and the General Manager of the Company, respectively. The Chairman of the Board is responsible for the leadership and effective running of the Board and ensuring that all key and appropriate issues are discussed by the Board in a timely manner. The Company does not have a chief executive officer and the relevant duties (including the implementation of business and investment plan of the Company and decision-making on production and management) are performed by the General Manager of the Company.
5. Remuneration Committee and remuneration of Directors
Members of the Remuneration Committee are appointed by the Board. It consists of two executive Directors and three independent non-executive Directors, namely, Mr. Xu Xiaoming (Chairman of the Remuneration Committee), Mr. Shen Yi, Mr. Dai Qilin, Mr. Wilton Chau Chi Wai and Mr. Lv Yuhui. The principal duties of the Remuneration Committee include reviewing and making recommendations to the Board for the remuneration packages for the Directors and the Supervisors of the Company. The remuneration policy of the Company seeks to provide, in the context of the Company’s business strategy, reasonable remuneration to attract and retain high calibre executives. The Remuneration Committee obtains benchmark information from internal and external sources in relation to market pay conditions, packages offered in the industry and the overall performance of the Company when determining the Directors’ and the Supervisors’ emoluments.
Resolution that allowance of the domestic Independent Directors was RMB100,000 and allowance of the overseas Independent Directors was HKD150,000 was approved at the annual general meeting of 2007 on June 26, 2008. Details of remuneration of directors during 2010 are set out in ‘Chapter 4. Directors, supervisors, senior management and employees’ in this report.
6. Audit Committee
Members of the Audit Committee are appointed by the Board. It consists of three independent non-executive Directors, namely, Mr. Dai Qilin (Chairman of the Audit Committee), Mr. Wilton Chau Chi Wai and Mr. Lv Yuhui. They possess appropriate academic and professional qualifications or related financial management expertise. The Company Secretary, Mr. Guo Xiangdong is the secretary of the Audit Committee. The Audit Committee is provided with appropriate resources to discharge its duties. The principal duties of the Audit Committee include reviewing the financial performance of the Company and its subsidiaries, the nature and scope of audit review as well as the effectiveness of the internal control and compliance system. It will also discuss matters raised by the internal auditors, external auditors and regulatory bodies to ensure that appropriate recommendations are implemented.
In 2010, the Audit Committee held eight meetings for purposes including considering the Company’s internal control and financial reporting system, the Company’s financial statements, and recommending to the Board the appointment of external auditors.
Details of attendance record of individual members of the Audit Committee are set out below:

	Number of Audit Committee	Number of Audit Committee
Director	meetings to be attended	meetings attended actually	Attendance rate

Dai Qinlin	8	8	100%
Wilton Chau Chi Wai	8	7	87.5%
Lv Yuhui	8	8	100%

The Audit Committee confers with external auditors on the audit plan of the annual report. It also urges external auditors to promptly submit the auditing report. The Audit Committee reviewed the Company’s financial and accounting statements before external auditors and made suggestions in written form. When the external auditor’s made initial opinion, the Audit Committee reviewed the statement and made written suggestion again. The Company’s financial statement and operating results of 2010 have been reviewed by the Audit Committee and will be discussed at the 19th meeting of the fifth session of the Board of the Company.
7. Internal Supervision and Control
The Company has established a supervisory committee, which comprises of representatives of shareholders and representatives of staff. The Supervisory Committee is responsible for reviewing financial reports to be presented to the shareholders’ general meetings, monitoring the legality and compliance of the financial performance of the Company and the performance of duties of the Directors and senior management. The names, personal data and posts of members of the supervisory committee are set out in Chapter 4: Directors, Supervisors, senior management and employees of this report.
According to the requirements of Section 404 of the United States Sarbanes-Oxley Act of 2002 (the ‘Sarbanes- Oxley Act’), the Company should conduct a review of the validity of its internal control during every financial year beginning with January 1, 2007. It should also engage an independent public accounting firm to audit its management’s assessment of the effectiveness of its internal control over financial reporting.

Guangshen Railway Company Limited      Annual Report 2010
During the reporting period, the Company completed the assessment on the effectiveness of its internal control over financial reporting with the assistance of the external adviser. The management of the Company believe that as of December 31, 2009, the Company’s internal control over financial reporting was effective. The independent public accounting firm engaged by the Company also completed relevant audit. The results of assessment and audit were set out in the Company’s U.S. annual report on Form 20-F for the year ended December 31, 2009, which was filed with the United States Securities and exchange Commission in June 2010.
The Company will conduct the assessment and audit of effectiveness of internal control over financial reporting of the Company in 2010 in accordance with the requirement of Section 404 of the Sarbanes-Oxley Act. The results of relevant assessment and audit will be include in the Company’s U.S. annual report on Form 20-F for the year ended December 31, 2010, which we expect to file with the United States Securities and Exchange Commission in the second quarter of 2011.
8. Accountability and Audit
The Directors are responsible for overseeing the preparation of accounts of each financial period, which give a true and fair view of the state of affairs of the Group and of the results and cash flows for that period. In preparing the accounts for the year ended December 31, 2010, the Directors have selected suitable accounting policies and applied them consistently, made judgments and estimates that are prudent, and prepared the accounts on a going concern basis.
The Company has announced its annual and interim results in a timely manner within the limits of 4 months and 3 months, respectively after the end of the relevant period in accordance with the Exchange Listing Rules. The Company also announced its annual, interim and quarter results timely in accordance with the Rules of Shanghai Stock Exchange for the Listing of Stocks.
The responsibilities of the Directors and the auditors as to the preparation of the accounts of the Company are set out in the Auditors’ Report of the annual report.
9. Auditors and Remuneration
The Company appointed PricewaterhouseCoopers Zhong Tian CPAs Limited Co. as its domestic auditors and PricewaterhouseCoopers as the overseas auditors for 2010. As of December 31, 2010, the Company’s domestic auditors have served for a consecutive term of three year and its overseas auditors have served for a consecutive term of eight years. The change of persons in charge of auditing affairs and signing CPA is in line with the requirement of the China Securities Regulatory Commission (‘CSRC’) and the Ministry of Finance.
The Company paid a total remuneration of RMB8,680,000 to PrincewaterhouseCoopers Zhong Tian CPAs Limited Co. and PricewaterhouseCoopers for their annual auditing services of 2010.
10. Independence of Independent Directors
The Company has received an annual confirmation of independence from each of Mr. Dai Qilin, Mr. Wilton Chau Chi Wai and Mr. Lv Yuhui, the independent non-executive Directors of the Company, pursuant to Rule 3.13 of the Exchange Listing Rules. The Company recognizes the independence of the three independent non-executive Directors.

Chapter 6: Summary of Shareholders’ General Meetings
A. ANNUAL GENERAL MEETING

Date of
Name of meeting	Date of meeting	Media in which resolutions were disclosed	disclosure in media

Annual General Meeting of 2009	June 22, 2010
Securities Times, China Securities Journal, Shanghai Securities News, Securities Daily, websites of Shanghai Stock Exchange and Hong Kong Stock Exchange: www.sse.com.cn and www.hkex.com.hk, respectively
June 23, 2010

B. EXTRAORDINARY GENERAL MEETING

Date of
Name of meeting	Date of meeting	Media in which resolutions were disclosed	disclosure in media

Extraordinary General Meeting of 2010	December 21, 2010
Securities Times, China Securities Journal, Shanghai Securities News, Securities Daily, websites of Shanghai Stock Exchange and Hong Kong Stock Exchange: www.sse.com.cn and www.hkex.com.hk, respectively
December 22, 2010

Guangshen Railway Company Limited      Annual Report 2010
Chapter 7: Report of Directors
Chairman Mr. Xu Xiaoming
A. CHAIRMAN’S STATEMENT
Dear Shareholders,
I am pleased to present the audited operating results of the Company and its subsidiaries for the year ended December 31, 2010.
For the year ended December 31, 2010, the total revenue of the Company was RMB13,484 million, representing an increase of 8.87% compared to that of 2009; profit attributable to equity holders was RMB1,486 million, an increase of 10.70%; basic earnings per share were RMB0.21, an increase of 10.53%. High and steady cash dividend for shareholders is a policy that the Company has pursued for years. The Board recommended to the shareholders’ general meeting a final dividend of RMB0.09 per share for 2010, representing 42.86% of the basic earnings per share of 2010.
In 2010, the impact of the global financial crisis fades and the economy gradually recovers. With the support of macro economy and widen currency policies imposed by the PRC government, together with the baskets of investment plans, economy of the PRC continues to recover and has got back to the level before the financial crisis strikes. Railway transportation industry continues to develop steadily with the support of better economy and expansion of railway network and transportation capacity. Taking advantages of the aforesaid trends and atmosphere, and the perfect timing of Shanghai Expo and Asian Games in Guangzhou, management and employees of the Company earnestly fulfilled the scientific decisions and plans made during the shareholders’ general meeting and the Board. The Company adhered to the operating goals, strengthened safety supervision, enhanced transportation coordination, promoted operation and management, carried on with infrastructure construction, strictly controlled operating costs and coordinated the work with overall consideration and achieved continuous increases in revenues from transportation. The Board is satisfied with the results of the Company in 2010.

2011 is the beginning of the twelfth “five years” plan and the critical year for achieving the 2010 modern construction stage and also the critical moment for the macro economy policies and railway production to strive for changes. During this time, economy in the PRC will adhere to the principle of “steady and speedy development”. On the other hand, material changes will be observed in the macro economy, economy development and structural adjustment of industries. Railway transportation industry will enter the era of “high speed” and railway production will boost. Production methods and layout of the railway transportation industry will experience numerous changes. In such challenging and unpredictable operating environment, the Company will continue to adhere its scientific guidelines and follows the requirements of “speedy, innovative, consolidated, safe and comprehensive development”, in order to further strengthen the operating principle of serving customers, human-first and corporate governance by law. The Company will earnestly tamp down safety foundation, actively coordinate transportation organization, vigorously regulate operation and management and deepen the reform and development of the Company to ensure the achievement of operating goals of this year and build a harmonious Guangshen in an all-rounded way.
We believe that with the support from shareholders and the joint efforts of directors, supervisors, management and the whole staff, the Company will create better operating results for the society and shareholders in 2010.
Finally, on behalf of the Board, I would like to express my sincere gratitude to all the shareholders and the public for your support to the Company and to all the directors, supervisors, management members and the whole staff for your close cooperation and efforts.
By order of the Board
Xu Xiaoming
Chairman of the Board
Shenzhen China
March 24, 2011

Guangshen Railway Company Limited      Annual Report 2010
Director General Manager
Mr. Shen Yi
B. MANAGEMENT’S DISCUSSION AND ANALYSIS
1. Business review of the period of the report
(1) Business overview
In 2010, with the global economy continued to improve, macro economy in the PRC recovered significantly, the gradual release of freight transportation capacity of Wuhan to Guangzhou section of Beijing-Guangzhou Railway, and the success of Shanghai Expo, Asian Games and Asian Para Games in Guangzhou, the Company faced an advantageous operating surrounding. The management and all staff made joint aggressive efforts. They increased traffic and revenue through continuously strengthening marketing efforts and enhanced transportation resources while stringently controlling related costs and expenses. These efforts aimed to minimize the impact of above mentioned unfavorable factors. The Company achieved safety and stability in its transportation operation with steady increase in transportation revenue and profitability.
In 2010, the operating revenues of the Company were RMB13,484 million, representing an increase of 8.87% from RMB12,386 million in 2009, among which revenues from passenger transportation, freight transportation, railway network usage and services and other businesses were RMB8,104 million, RMB1,361 million, RMB3,116 million and RMB904 million, respectively, accounting for 60.10%, 10.09%, 23.11% and 6.70% of the total revenues, respectively. Profit from operation was RMB2,110 million, a year-on-year increase of 9.88% from RMB1,920 million; profit attributable to equity holders was RMB1,486 million, a year-on-year increase of 10.70% from RMB1,342 million.

(2) Analysis of businesses and revenues
(1) Passenger transportation
Passenger transportation, which is the most important business segment of the Company, includes Guangzhou- Shenzhen inter-city express trains, long-distance trains and Through Trains in Hong Kong. As at December 31, 2010, the Company operated 224 pairs of passenger trains in accordance with its daily train schedule, among which there were 110 pairs of Guangzhou-Shenzhen inter-city express trains (including 19 pairs of back up trains); 13 pairs of Hong Kong Through Trains (including 11 pairs of Canton-Kowloon Through Trains, one pair of Zhaoqing-Kowloon Through Trains and one pair of Beijing/Shanghai-Kowloon Through Trains) and 101 pairs of long-distance trains. The table below sets forth the revenues from passenger transportation and passenger delivery volumes for the year ended December 31, 2010 in comparison with those of 2009:

			Increase/
			Decrease
	2010	2009	(%)

Passenger Transportation Revenues (RMB’000)	8,104,125.7	7,195,716.8	12.62
— Guangzhou-Shenzhen trains	2,361,260.3	2,046,648.5	15.37
— Through Trains	413,691.5	378,423.1	9.32
— Long-distance trains	5,329,173.9	4,770,645.2	11.71
Passenger delivery volume (‘000 persons)	84,922.6	81,838.2	3.77
— Guangzhou-Shenzhen trains	36,947.8	33,494.4	10.31
— Through Trains	3,093.6	2,799.0	10.53
— Long-distance trains	44,881.2	45,544.9	(1.46)
Revenue per passenger delivered (RMB)	N/A	N/A	N/A
— Guangzhou-Shenzhen trains	63.91	61.10	4.60
— Through Trains	133.72	135.18	(1.08)
— Long-distance trains	N/A	N/A	N/A
Total passenger-kilometers (million passenger-kilometers)	27,472.00	27,233.10	0.88
Revenue per passenger-kilometer (RMB)	0.29	0.26	11.54
Guangzhou-Shenzhen inter-city express trains
The main reasons for the increases in passenger delivery volume and revenue of Guangzhou-Shenzhen inter- city trains were: (1) thanks to the recovery of Chinese macroeconomic especially the Guangdong, Hongkong and Macau’s regional economy, the exchange volume of business and travel passenger increased; (2) our Guangzhou- Shenzhen inter-city trains began to make stops at each of the intermediary stations from 1 May 2009, bringing about the growth of passenger traffic at the intermediary stations; (3) since June 18, 2010, the cost of one way ticket of Guangzhou-Shenzhen inter-city trains was raised by RMB5, leading to an increase in transportation income; (4) since July 1, 2010, the number of Guangzhou-Shenzhen inter-city trains increased to 110 pairs (including 19 pairs of back up trains), leading to an increase in overall capacity.
Hong Kong Through Trains
The increase in revenue from Hong Kong Through Trains was mainly due to (1) the recovery of Chinese macroeconomic and the strengthening of the economic and trade exchanges between Guangdong, Hongkong and Macau boost the business and travel passenger volume; (2) the hold of Shanghai Expo, Asian Games and Asian Para Games in Guangzhou contributed to the increasing passenger volume.

Guangshen Railway Company Limited      Annual Report 2010
Long-distance trains
The decrease in passenger delivery volume of long-distance trains was mainly due to: after the launching and operating of the Wuhan to Guangzhou high-speed railway since December 2009, in order to optimize the railway transportation resource, transport organization between the Wuhan to Guangzhou section of Beijing to Guangzhou railway has been adjusted timely, cancelled certain the long-distance trains which used to run between the section, despite the fact that the holding Shanghai Expo, Asian Games and Asian Para Games increased the passenger volume for long distance trains. The revenue from long-distance trains recorded a considerable increase in 2010.
The main reasons for the increase were: (1) the Company increased the number of long-distance trains from Guangzhou to Tongren, Guangzhou to Xinyang since 21 March and 17 April 2010 respectively, leading to a considerable increase in revenue; (2) after the held of Shanghai Expo, the Company departed the Shenzhen to Shanghai special train timely leading to an increase in passenger revenue, (3) after the cancellation of certain long-distance trains running between the Wuhan to Guangzhou section of Beijing to Guangzhou railway, the occupancy rate of other long-distance trains running through the section has increased, coupled with an increase in the transportation revenue.
(2) Freight transportation
Freight transportation is another important business segment of the Company. The Company is engaged in the freight transportation business on the Shenzhen-Guangzhou-Pingshi Railway. The table below sets forth the revenues from freight transportation and freight tonnage for the year ended December 31, 2010 in comparison with those of 2009:

			Increase/
			Decrease
	2010	2009	(%)

Freight Transportation Revenues (RMB’000)	1,360,821.9	1,210,118.2	12.45
— Outbound freight	339,955.6	285,185.9	19.20
— Inbound freight, including arrival and pass-through freight	925,608.4	836,408.1	10.66
— Other revenues from freight transportation	95,257.9	88,524.2	7.61
Tonnage of freight (‘000 tonnes)	67,931.7	61,987.1	9.59
— Outbound freight	20,962.8	17,622.4	18.96
— Inbound freight, including arrival and pass-through freight	46,968.9	44,364.7	5.87
Revenue per tonne (RMB)	20.03	19.52	2.61
Total tonne-kilometers (million tonne-kilometers)	15,191.43	13,446.70	12.98
Revenue per tonne-kilometer (RMB)	0.09	0.09	—

The main reasons for the increases in freight volume and revenue were: (1) with the global economy continued improving, and China macroeconomy recovering, the railway freight transportation business rebounded significantly; (2) thanks to the launching and operating of the Wuhan to Guangzhou high-speed railway, the Company fully utilized the favorable opportunity, actively strengthed the marketing and the capacity of load and unload, with the freight tonnage, especially the outbound freight tonnage, showing a significant increase; (3) from 13 December 2009, the national basic freight transportation price raised RMB0.7 cent per tonne kilometer, also contributed to the increase in the revenue of freight transportation.
(3) Railway network usage and services
Railway network usage and services mainly include locomotive traction, track usage, electric catenary, vehicle coupling and other services. The table below sets forth the revenues from railway network usage and services for the year ended December 31, 2010 in comparison with those of 2009:

			Increase/
			Decrease
	2010	2009	(%)

Railway network usage and services (RMB’000)	3,115,911.3	3,105,653.6	0.33
— Locomotive traction	1,372,592.2	1,359,905.4	0.93
— Track usage	965,407.4	1,026,675.7	(5.97)
— Electric catenary	282,878.9	283,336.5	(0.16)
— Vehicle coupling	307,625.1	275,361.8	11.72
— Other services	187,407.7	160,374.2	16.86
•	The main reasons for decrease in track usage were: after the launching and operating of Wuhan to Guangzhou section, other railway bureaus (companies) gradually terminated the long distance trains from Wuhan to Guangzhou, resulting in a decrease in the related income received by the Company.
•	The main reasons for increase in vehicle coupling were: upon the gradual termination of Wuhan to Guangzhou section of Beijing — Guangzhou long distance trains, freight transportation capacity is released, the number of freight trains between Guangzhou and Pinshi increased, which led to an increase of vehicle coupling services provision of the Company.
•	The main reasons for increase in other services were: increase in ticket selling services provided by Wuhan — Guangzhou High Speed Railway Company Limited and increase in other customers relevant services.
(4) Other businesses
Other businesses of the Company mainly include sales of materials and supplies, maintenance and repair of trains, on-board catering services, labor services and other businesses related to railway transportation. In 2010, revenues from other businesses of the Company were RMB904 million, representing an increase of 3.35% from RMB874 million in 2009. The main reason was the increase in sales of food, beverages and goods provided on the Guangzhou-Wuhan high speed trains.
(3) Main items and analysis of operating costs and expenses
     Unit: RMB’000

			Increase/
		2009	Decrease
	2010	(Restated)	(%)	Analysis of reasons

Costs of railway businesses	10,481,496	9,651,278	8.60	—
— Business tax	312,265	266,951	16.97	Increased as operation income increased.

Guangshen Railway Company Limited      Annual Report 2010

			Increase/
		2009	Decrease
	2010	(Restated)	(%)	Analysis of reasons

— Labor and benefits	2,662,299	2,277,057	16.92	(1) in 2010, employees’ salary and benefits were improved;
(2) social security and housing scheme expenses increased as numbers of employees increased, together with relevant expenses;
				(3) retirement benefits increased.
— Equipment leases and services	3,235,868	2,974,805	8.78	(1) increase in railway network usage and service fees due to introduction of Guangzhou-Xinyang, Guangzhou-Tongren and Shenzhen-Shanghai long distance trains etc;
(2) the Company increased long distance trains in 2010 and additional temporary services provided during the Chinese New Year led to an increase in rental expense of locomotive and passenger trains;
				(3) increased in freight tonnage resulting in the increase in train usage.
— Lease of land use right	52,400	51,200	2.34	—
— Materials and supplies	1,457,769	1,395,333	4.47	(1) increased in Guangzhou-Xinyang, Guangzhou- Tongren and Shenzhen-Shanghai long distance trains and upgrades in G uangzhou-Xi ‘an, Guangzhou-Wanzhou trains lead to an increase in material consumption cost;
				(2) upon the large — scale train diagram readjustments in November 2009 and April 2010, workload of electric driven trains of the Company increased significantly, leading to an increase in utility expenses.
— Repair expenses (excluding materials and supplies)	828,438	588,331	40.81	(1) the Company completed substantial part of the CRHs phrase 3 repair in 2010; (2) increased in route selection and passenger trains repair expenses.
— Depreciation of fixed assets	1,325,032	1,267,907	4.51	auxiliary projects of Guangzhou-Shenzhen line, completion of Guangzhou station and Guangdong station were recognized as fixed assets in 2009.
— Amortisation of leasehold land payment	15,001	15,001	0.00	—
— Social services fees	144,750	373,321	(61.23)	Before January 1, 2010, the Company had to pay for substantial part of railway staff expenses for whom provided railway operation security services. Since January 1, 2010, the management of railway security staff was changed due to reform of the railway management system, the Company was required to pay for less expenses proportionally. In addition, such expenses were no longer credited as “social services fees” but as “utility and office expenses” instead.

			Increase/
		2009	Decrease
	2010	(Restated)	(%)	Analysis of reasons

— Utility and office expenses	125,989	111,816	12.68	Since January 1, 2010, the management of railway security staff was changed due to reform of the railway management system, relevant expenses such as security expense were no longer credited as “social services fees” but as “utility and office expenses” instead.
— Others	321,685	329,556	(2.39)	—
Costs of other businesses	845,774	797,367	6.07	(1) in 2010, employees’ salary and benefits were improved; (2) as other business sectors developed, relevant material and fuel consumption cost also increased; (3) social security and housing scheme expenses increased as numbers of employees increased, together with relevant expenses.
Other expenses, net	47,060	16,808	179.99	Mainly due to increase in loss on retirement of fixed assets.
Finance cost	186,172	236,287	(21.21)	The Company issued medium term notes at the end of 2009, proceeds were used to replace bank loans with high interest rates, certain bank loans were settled by internal funding, therefore the year-on -year bank long interest reduced significantly.
Income taxes expenses	440,389	343,403	28.24	During the reporting period, revenue increased and effective tax rate was increased to 22% from 20%.

Guangshen Railway Company Limited       Annual Report 2010
(4) Analysis of financial position
(a) The table below sets forth the main items in the balance sheets as at December 31, 2010 and December 31, 2009:
Unit: RMB’000

			Increase/
	December 31,	December 31,	Decrease
	2010	2009 (Restated)	(%)

Total assets	30,604,502	29,427,247	4.00
Non-current assets	26,410,482	27,010,925	(2.22)
Current assets	4,194,020	2,416,322	73.57
Total liabilities	6,381,926	6,122,892	4.23
Non-current liabilities	3,764,473	3,737,688	0.72
Current liabilities	2,617,453	2,385,204	9.74
Shareholders’ equity	24,222,576	23,304,355	3.94

Total assets of the Company were RMB30,605 million, representing an increase of 4.00% from those at the end of 2009, among which non-current assets were RMB26,410 million, representing a decrease of 2.22% from those at the end of 2009, mainly due to net fixed assets decreased as accumulated depreciation increased; current assets were RMB4,194 million, representing an increase of 73.57% from those at the end of 2009, mainly due to bank deposits increased as operating income increased.
Total liabilities of the Company were RMB6,382 million, representing an increase of 4.23% from those at the end of 2009, among which non-current liabilities were RMB3,764 million, representing an increase of 0.72% from those at the end of 2009, mainly due to the amortization cost of bonds payable (calculated by effective rate method) increased; current liabilities were RMB2,617 million, representing an increase of 9.74% from those at the end of 2009, mainly due to increase in material purchase payable and corporate income tax payable.
As at the end of 2010, the gearing ratio (total liabilities/total assets) of the Company was 20.85%.
As of December 31, 2010, the Company had no charge on any of its assets and had not provided any guarantees.
As of December 31, 2010, the Company did not have any entrusted deposits.
(b) Items related to fair value estimation
As of December 31, 2010, the Company did not have any item related to fair value estimation.
(5) Cash Flow Analysis
In 2010, the principal capital sources of the Company were revenues generated from operating activities. The Company’s capital was mainly used for operating and capital expenses, payment of taxes and dividends. The Company has sufficient cash flow and it believes it has sufficient working capital, bank loans and other capital sources to meet its operation and development needs.
Unit: RMB’000

			Increase/
Item	2010	2009	Decrease

Cash flows from operating activities, net	3,331,458	2,617,533	713,925
Cash flows from investment activities, net	(1,188,763)	(2,096,154)	907,391
Cash flows from financing activities, net	(599,288)	(966,680)	367,392

In 2010, net cash inflows from operating activities were RMB3,331 million, representing an increase of RMB714 million as compared to 2009, mainly due to the increase in cash-settled income received by the Company as the turnover increased.
In 2010, cash outflows used in investment activities, net were RMB1,189 million, representing a decrease of RMB907 million compared to 2009, mainly due to the decrease in capital investments and short-term deposit of less than three months during the year.
In 2010, cash outflows used in financing activities, net were RMB599 million, representing a decrease of RMB367 million compared to 2009, mainly due to the repayment of the remaining bank borrowings with internal funds by the Company after repayment of the majority of bank borrowings with the proceeds from debenture financing in the 2009.
B. Future Prospects
1. Business environment and key work points of 2011
In 2011, the global economy will remain on the path of mild recovery, whereas the PRC economy will successfully shake off the negative impacts of the international financial crisis and pick up a momentum of normal growth. The railway transportation industry will experience rapid growth with the commencement of operation of several express passenger lines or inter-city rail networks. Coupled with the 26th Summer Universiade to be held in Shenzhen in August 2011, the Company expects that the passenger and freight businesses will stay on a trend of steady growth. In 2011, the Company will be specially dedicated to the following works:
(1) improving safety supervision mechanism and strengthening safety basis.
(2) proactively commencing marketing research efforts on the passenger transportation market and explore new growth points for the passenger transportation business. On the one hand, the Company will continue to perfect the marketing research efforts on the passenger transportation market. In particular, corresponding marketing proposals will be tailored according the situation after the commencement of operation of the Guangzhou- Shenzhen section of the Guangzhou-Shenzhen-Hong Kong special line, with the aim to maintain the passenger flow. On the other hand, the Company will aggressively negotiate with the local government departments for addition of Pinghu and Xintang to the local transportation plan as train stops for the Guangzhou-Shenzhen inter- city line. Moreover, the Company will continue to reinforce the research efforts on the feasibility report for additional domestic long-distance train lines.
(3) continuing to leverage on the transportation capacity brought by the Wuhan-Guangzhou section of the Beijing-Guangzhou line to further step up the marketing efforts for freight transportation, explore new freight sources and strive for the opening of more direct freight trains.
(4) reinforcing budget management, to better its cost-saving efforts while ensuring the safety of transportation and service quality.
(5) timely reinforcing the research on domestic and overseas capital markets for the potential further expansion of the Company.

Guangshen Railway Company Limited      Annual Report 2010
On 24 March 2011, the Company’s business plan for 2011 was considered and approved at the nineteenth meeting of the fifth session of the Board. The Company plans to realize a passenger traffic volume of 29,000 million passenger-kilometers and a freight traffic volume of 17,000 million tonne-kilometers. For capital commitments and operational commitments for the year ended December 31, 2010, please refer to Note 39 to financial statements.
2. Analysis of principal operating risks
Management of the Company puts great emphasis on the various risks that face us and has been researching on and implementing relevant preventive measures to achieve the strategic goals of the Company. However, the main risks facing the Company may differ at different stages of development, thus the continuous attention, distinguishing and assessment of the Board and management is needed and the formulation of relevant preventive measures is required to mitigate the possible negative effects of various risks upon the Company. At present the main risks facing the Company or existing are as follows:
(1) Risks related to operating environment: As a principal provider of railway transportation services between Shenzhen and Pingshi, the Company conducts passenger and freight transportation businesses mainly in Guangdong and Hong Kong. The level of economic growth in the two regions will directly influence the development of our businesses, for example, a slowdown in the economic growth in the two regions may lead to a decrease in the demands for railway services, thus affects the businesses of the Company.
(2) Risks related to market competition: Our passenger and freight transportation businesses face competition from other means of transportation, such as road, air and water transportation. We compete with bus, ferry and air services in terms of price, convenience, frequency, service quality and safety. Furthermore, with the opening to traffic of various express passenger lines in China and the improvement of the railway networks in the Pearl River Delta, the competition in the service territory of the Company will change dramatically, which may pose great challenges to our passenger and freight transportation business.
(3) Risks related to railway tariff fluctuation and adjustment: Transportation tariff is one important factor that influences the Company’s operating revenues. Any adjustment of tariff policy or the implementation of tariff policy failing to meet expectation due to market reasons may expose the Company to risks.
(4) Financial risks
Foreign exchange risk: The Company currently holds a certain amount of United States dollars (‘USD’) and Hong Kong dollars (‘HKD’) bank deposits. It also earns revenues in HKD from certain of its railway transportation businesses. Dividends to the shareholders of H shares and ADSs are paid in foreign currencies. The Company also pays foreign currencies for the purchase of equipment from abroad and overseas agency services. If there are changes in our foreign currency deposits, the mode of payment or relatively strong fluctuations in the exchange rate of RMB to the relative foreign currencies, the operating results of the Company will be affected.
Interest rate risk: Funds that are not needed for immediate use are placed as temporary cash deposits or time deposits in commercial banks. The Company does not hold any market risk-sensitive instruments for trading purposes. The Company has certain amount of bonds outstanding. If there are relatively strong fluctuations in the rates of interest for the relevant deposits, the operating results of the Company will be affected. The bonds payable were at fixed rates, and expose the Company to fair value interest rate risk.

(5) Natural disaster risk: Railway transportation is less vulnerable than other means of transportation to natural disasters. However, serious natural disasters such as large-scale and continuous rain, snow, freezing and floods will greatly harm railway transportation, thus exposing the operation of the Company to severe risks.
C. INVESTMENT OF THE COMPANY
1. Use of raised funds
During the reporting period, the Company did not raise any funds and no funds raised previously were used in this period.
2. Use of non-raised proceeds
During the reporting period, the Company did not have investment project of non-raised proceeds.
D. RESULTS OF DISCUSSION BY THE BOARD ON THE REASONS FOR AND EFFECTS OF CHANGES IN THE COMPANY’S ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES, RECTIFICATION OF SIGNIFICANT ACCOUNTING ERRORS, SUPPLEMENT OF SIGNIFICANT INFORMATION OMISSION AND AMENDMENT OF RESULTS FORECAST, AND THE ACCOUNTABILITY MEASURES A ND HA NDL ING R ESUL TS A DO PTED FO R THE R EL A TED PER SO NS O F RESPONSIBILITY
(a) Change in accounting policy for fixed assets
The Company’s first financial statements prepared under IFRS were for the year ended 31 December 1996, with the start of the earliest comparative period being 1 January 1994. During the period from 1 January 1994 to 31 December 1996, the Company was required, due to the initial public offering, by the applicable laws and regulations of the PRC to undertake a valuation of the to-be-listed fixed assets by an independent appraisal firm and the values arising from this valuation became the deemed costs of the related fixed assets included the Company’s PRC statutory financial statements.
However, prior to the improvements to IFRSs (2010) issued in May 2010, IFRS 1 only permitted such valuations to be used as deemed cost if the event occurred before the date of the entity’s transition to IFRS. As this valuation was performed as at a date later than the date of transition to IFRS, the Company was not permitted at that time to adopt these valuations as deemed cost for the purposes of its IFRS financial statements.
With the improvements to IFRSs (2010) issued in May 2010, IFRS 1 was revised and the revalued amounts can become deemed costs so long as the revaluation takes place at periods before or during the first-time adopters’ first set of IFRS financial statements. In addition, International Accounting Standard Board (“IASB”) has made a special provision in this IFRS 1 that existing IFRS preparers may also be able to retrospectively apply this.

Guangshen Railway Company Limited      Annual Report 2010
The Company early adopted the aforementioned improved IFRS 1 from January 1, 2010. The impact of the improved IFRS 1 was applied retrospectively and the comparative financial information has also been restated. The effect of the change is tabulated below:

	As at	As at	As at
	December 31,	December 31,	January 1,
	2010	2009	2009
	RMB’000	RMB’000	RMB’000

Increase in fixed assets	863,187	890,636	918,225
Decrease in deferred income tax assets	(217,084)	(223,123)	(228,641)
Increase in share premium	1,270,011	1,270,011	1,270,011
Decrease in retained earnings	(623,908)	(602,498)	(580,427)

	Year ended December 31,
	2010	2009	2008
	RMB’000	RMB’000	RMB’000

Increase in operating expenses	27,449	27,171	37,106
Increase in other expense, net	—	418	42
Decrease in income tax expense	(6,039)	(5,518)	(6,687)
Decrease in profit for the period	21,410	22,071	30,461

	Year ended December 31,
	2010	2009	2008
	RMB’000	RMB’000	RMB’000

Decrease in earnings per share for profit attributable to the equity holders of the Company during the period
— Basic and diluted	—	—	—

(b) Change in accounting policy for government grants
Under IAS 20 “Accounting for government grants and disclosure of government assistance”, government grants related to fixed assets are presented in the financial statements either by setting up the grant as deferred income or by deducting the grant in arriving at the carrying amount of the related fixed asset. Prior to January 1, 2010, the Company accounted for government grant related to fixed assets as a deduction to the carrying amount of the related fixed assets. The grants are recognised in profit or loss over the lives of the related fixed assets by way of a reduced depreciation charge. With the consideration of the following, the Company changed its accounting policy during the current year to account for government grants related to fixed assets as deferred income that is recognised in profit or loss on a systematic basis over the useful lives of the related fixed assets:
—	The practice of other listed companies with similar background;
—	Eliminating the difference between the Company’s financial statements under IFRS and its PRC statutory financial statements; and
—	The change will provide reliable and more relevant information regarding the relevant government grants received by the Company.
The change in the accounting policy for government grants has been accounted for retrospectively.
The effect of the change is tabulated below:

	As at	As at	As at
	December 31,	December 31,	January 1,
	2010	2009	2008
	RMB’000	RMB’000	RMB’000

Increase in fixed assets	95,093	97,120	100,495
Increase in deferred government grants	95,093	97,120	100,495

	Year ended December 31,
	2010	2009	2008
	RMB’000	RMB’000	RMB’000

Increase in operating expenses	3,388	3,375	3,963
Decrease in other expense, net	(3,388)	(3,375)	(3,963)

Guangshen Railway Company Limited      Annual Report 2010
E. ROUTINE WORK OF THE BOARD
1. Meetings of the Board and resolutions

Name of meeting	Date of meeting	Media on which resolutions were published	Date of publish
The 14th meeting of the fifth session of the Board	22 April 2010	Securities Times, China Securities Journal and Shanghai Securities News and websites of the Shanghai Stock Exchange (www.sse.com.cn) and the Hong Kong Exchange (www.hkex.com.hk)	23 April 2010

The 15th meeting of the fifth session of the Board	22 June 2010	Ditto	23 June 2010

The 16th meeting of the fifth session of the Board	24 August 2010	Ditto	25 August 2010

The 17th meeting of the fifth session of the Board	27 October 2010	Ditto	28 October 2010

The 18th meeting of the fifth session of the Board	28 December 2010	Ditto	29 December 2010
2. Implementation of resolutions of meetings of shareholders by the Board
During the reporting period, the Board seriously implemented the resolutions of general meetings as follows:
(1) The Board implemented the profit distribution plan for 2009 and paid RMB0.08 per share (tax inclusive) to shareholders of the Company as dividend for 2009, totaling RMB566,682,960;
(2) The Board proposed remunerations of PricewaterhouseCoopers Zhong Tian CPAs Limited Co. as the domestic auditors and PricewaterhouseCoopers as the overseas auditors of the Company.
3. Work of Audit Committee and Remuneration Committee
The work of the Audit Committee and Remuneration Committee of the Company During the reporting period is set out in Chapter 5 Corporate Governance Structure of this report.
4. Establishment and Improvement of system managing external information users of the Company
The Company strictly executed each provision on the management of information reporting by external units. The Company formulated Management Method of Information Disclosure, System for the Management of Inside Information and Insiders and External Information Management Method (Trial), which regulated the management of external information and users of the Company standardized and promoted management of information reporting by external units.
5. Statement of the Board on the responsibility of internal control
The Board of the Company is responsible for the establishment and maintenance of adequate internal control system related to financial reporting. The objective of internal control system related to financial reporting is to ensure the truth, accuracy and completeness of the information contained in the financial statements. As there are intrinsic limitations of internal control, reasonable assurance can only be made in respect of the above objective.
The Board of the Company has complied with the relevant requirements and assessed the internal control related to financial reporting, and considered it to be effective as at 31 December 2010. The full text of the self- assessment report on the Company’s internal control is available at the website of the Shanghai Stock Exchange (www.sse.com.cn).

6. Implementation of the System for the Management of Inside Information and Insiders
The Company has established the System for the Management of Inside Information and Insiders in accordance with the Management Method of Information Disclosure and strictly implements the related requirements on management of inside information users of the Company to prevent the leakage of information and ensure the fairness of information disclosure.
During the reporting period, the Company did not exist situations of insiders using inside information to trade the Company’s shares before the disclosure of sensitive information that significantly affects the price of the Company’s shares.
F. PROFIT DISTRIBUTION PLAN OR COMMON RESERVES CAPITALIZING PLAN
In accordance with the provisions of relevant law of China and the articles of association of the Company, the profit after tax of the financial year available for distribution shall be the lower of those determined under accounting principles in the PRC and the international financial reporting standards, and the appropriation of surplus reserve shall be based on PRC accounting principles. The distributable profit of the Company at the end of 2010 was RMB3,564.633 million.
The Board recommended the payment of a final dividend of RMB0.90 per 10 shares, including tax, to the shareholders of the Company, based on the total share capital of 7,083,537,000 shares as at 31 December 2010, totaling RMB637,518,330. The above proposal is subject to the 2010 annual general meeting for approval.
According to the PRC Enterprise Income Tax Law and Rules for the Implementation of PRC Enterprise Income Tax Law taking effect since January 1, 2008, non-resident enterprises are subject to income tax on their income from Chinese mainland with an effective tax rate of 10%, which is paid by the listed issuer on behalf. After the above- mentioned enterprise income tax, non-resident enterprise shareholders holding H shares will receive a dividend of RMB0.81 per 10 shares.
G. TAXATION
As the Company was registered and established in the Shenzhen Special Economic Zone of the PRC, it is subject to income tax at a rate of 22% in 2010. The rate is 3% lower than that of the standard income tax rate of 25% applicable to PRC companies. According to the relevant income tax laws of the PRC, other businesses of the Company and its subsidiaries are subject to income tax rates of 20%, 22% or 25%, mainly depending on the places of incorporation/establishment.
H. INTEREST CAPITALIZED
No interest was capitalized in the fixed assets or construction-in-progress of the Company or its subsidiaries during 2010.
I. FIXED ASSETS
Movements in fixed assets of the Company and its subsidiaries during 2010 are set out in Note 7 to the financial statements.
J. RESERVES
Movements in the reserves of the Company and its subsidiaries during the year are set out in Note 23 to the financial statements.

Guangshen Railway Company Limited      Annual Report 2010
K. STATUTORY SURPLUS RESERVE
Details of the Company’s statutory surplus reserve are set out in Note 23 to the financial statements.
L. SUBSIDIARIES
Details of the Company’s principal subsidiaries as of December 31, 2010 are set out in Note 11 to the financial statements.
M. MAJOR SUPPLIERS AND CUSTOMERS
Most of the locomotives, passenger coaches and major railway supplies and equipment of the Company are supplied directly or indirectly by the Ministry of Railways (hereinafter referred to as “MOR”) or purchased from the market. The Company may also purchases such equipment from overseas or domestic suppliers. The five largest customers of the Company in aggregate accounted for less than 30% of the revenues of the Company and the five largest suppliers of the Company in aggregate accounted for less than 30% of the purchases by the Company.

Chapter 8: Report of the Supervisory Committee
Chairman of the
Supervisory Committee
Mr. Xu Ling
A. WORK OF THE SUPERVISORY COMMITTEE

Number of meetings held	4

Details of the meetings	Resolutions of the meeting of the Supervisory Committee

8th meeting of the fifth session of the Supervisory Committee	“Work Report of the Supervisory Committee in 2009”, “Final Financial Budget Report for 2009”, “Profit Distribution Proposal for 2009”, “Annual Report of the Company 2009 and Abstraction”, “First Quarter Report of the Company in 2010”, “Self-assessment Report on Internal Control of the Company by the Board and Social Responsibility Report of the Company 2009”

9th meeting of the fifth session of the Supervisory Committee	Elect supervisor Mr. Xu Ling as the Chairman of the Supervisory Committee of the Company

10th meeting of the fifth session of the Supervisory Committee	Interim Report of the Company 2010 and Abstraction

11th meeting of the fifth session of the Supervisory Committee	“Third Quarter Report of the Company in 2010”, “Comprehensive Services Framework Agreement between the Company and GRCG”, “Self-assessment Report on Establishment and Implementation of Irregular Use of Funds Long- term Prevention Mechanism”
B. INDEPENDENT OPINION OF THE COMMITTEE ON RELATED ISSUES OF THE COMPANY’S COMPLIANCE
During the reporting period, the Company has fully complied with the PRC Company Law and the articles of associations of the Company and other relevant laws and regulations in its operation. The decision-making procedure of the Company was legal and the Board has carefully implemented the resolutions of the general meetings. Directors and senior management of the Company abided by the principle of honesty and no violation of laws or the interests of shareholders occurred.

Guangshen Railway Company Limited      Annual Report 2010
C. INDEPENDENT OPINION OF THE COMMITTEE ON THE EXAMINATION OF FINANCIAL POSITION OF THE COMPANY
During the reporting period, the Company’s financial system was sound, the internal control system was fine, the financial operation was regulated and the financial position was good. PricewaterhouseCoopers Zhong Tian CPAs Limited Co. and PricewaterhouseCoopers audited the 2010 financial report of the Company and issued unqualified audit reports. In our opinion, the reports give a true, accurate and complete view of the financial position, operating results and cash flow of the Company.
D. INDEPENDENT OPINION OF THE COMMITTEE ON THE USE OF THE PROCEEDS RAISED LATEST
In the period of the report, the Company did not raised any fund.
E. INDEPENDENT OPINION OF THE COMMITTEE ON ASSET ACQUISITIONS OR DISPOSALS BY THE COMPANY
In the period of the report, the Company did not acquire or dispose any asset.
F. INDEPENDENT OPINION OF THE COMMITTEE ON CONNECTED TRANSACTIONS OF THE COMPANY
In the period of the report, the material transactions between the Company and related parties were performed in accordance with the examining and approving procedures of the Company. The transaction values were fair, just and reasonable and no violation of the interests of the Company or shareholders was discovered.
G. INDEPENDENT OPINION OF THE COMMITTEE ON THE NON-STANDARD OPINON ISSUDED BY THE ACCOUNT
During the reporting period, the account has not issued any non-standard unqualified opinion to the Company.

H. INDEPENDENT OPINION OF THE COMMITTEE ON THE SELF ASSESSMENT REPORT ON INTERNAL CONTROL
The Supervisory Committee has reviewed “2010 Self-assessment Report on internal control of Guangshen Railway Company Limited” in due course. The Committee considers the design of internal control is completed and effective, and can reasonably guarantee the achievement of internal control goals. The Committee conforms the self-assessment report issued by the Board.
The Committee is satisfied with the achievement of the Company in the past year and is confident of the Company’s future prospect. We expect that the Company will continue to improve its management and internal control to enlarge and strengthen itself.

By Order of the Supervisory Committee
Xu Ling
Chairman of the Supervisory Committee
Shenzhen China
March 24, 2011

Guangshen Railway Company Limited      Annual Report 2010
Chapter 9: Matters of Importance
A. MATERIAL LITIGATION AND ARBITRATION
The Company was not involved in any material litigation or arbitration in the period of the report.
B. BANKRUPTCY AND RESTRUCTURING AND SUSPENSION OR TERMINATION OF TRADING
No bankruptcy or restructuring or suspension or termination of trading occurred in the period of the report.
C. SHARES OF OTHER LISTED COMPANIES AND FINANCE COMPANIES HELD BY THE COMPANY
The Company did not hold any shares of other listed companies or finance companies in the period of the report.
D. TRADE OF ASSETS
No acquisition, disposal, exchange or consolidation of assets occurred in the period of the report.

E. MATERIAL CONNECTED TRANSACTIONS
1. Connected transactions related to daily operations
Unit: RMB’000

						As a percentage
						of total value
		Type of			Value of	of similar
		connected	Content of		connected	transactions
Party	Relation	transaction	transaction	Pricing principle	transaction	(%)

GRGC and its affiliates	Substantial shareholder and its affiliates	Provision of services	Income from provision of freight train repair and maintenance services settled through GRGC	The service revenues/charges are determined based on a pricing scheme set by the MOR or based on negotiation between the contracting parties with reference to full cost principle.	191,369	82
GRGC and its affiliates	Substantial shareholder and its affiliates	Ditto	Provision of Transportation train services	The service revenues/charges are determined based on a pricing scheme set by the MOR or based on negotiation between the contracting parties with reference to full cost principle.	347,849	3
GRGC and its affiliates	Substantial shareholder and its affiliates	Ditto	Revenues settled through the MOR	Such revenues/charges are determined by the MOR based on its standard charges applied on a nationwide basis.	1,115,028	36
GRGC and its affiliates	Substantial shareholder and its affiliates	Receipt of services	Receipt of train transportation services	The service charges are determined based on negotiation between the contracting parties with reference to full cost principle.	428,288	12
Guangshen Railway Enterprise Development Company and Yangcheng Railway Enterprise Development Company	Affiliates of substantial shareholder	Ditto	Receipt of comprehensive transportation services	The service charges are levied based on contract prices determined based on cost plus a profit margin and explicity agreed between both contract parties.	144,750	42
GRGC and its affiliates	Substantial shareholder and its affiliates	Ditto	Receipt of maintenance and repair services	The service charges are determined based on a pricing scheme set by the MOR or based on negotiation between the contracting parties with reference to full cost principle.	171,154	21
GRGC and its affiliates	Substantial shareholder and its affiliates	Ditto	Receipt of project construction services	The service charges are determined based on a pricing scheme set by the MOR or based on negotiation between the contracting parties with reference to full cost principle.	115,075	10

Guangshen Railway Company Limited     Annual Report 2010

						As a percentage
						of total value
		Type of			Value of	of similar
		connected	Content of		connected	transactions
Party	Relation	transaction	transaction	Pricing principle	transaction	(%)

GRGC and its affiliates	Substantial shareholder and its affiliates	Ditto	Railway network usage and services fees settled through MOR	Such revenues/charges are determined by the MOR based on its standard charges applied on a nationwide basis.	1,367,444	55
GRGC and its affiliates	Substantial shareholder and its affiliates	Purchase of goods	Purchse of materials and supplies	The prices are determined based on mutual negotiation between the contracting parties with reference to cost plus a management fee.	431,988	24
GRGC and its affiliates	Substantial shareholder and its affiliates	Sale of goods	Sale of materials and supplies	The prices are determined based on mutual negotiation between the contracting parties.	17,827	11
GRGC	Substantial shareholder	Leasing of land	Land use right leasing fee	Determined in reference to the agreed price in Land Leasing Agreement	52,400	100
Explanation regarding continuing connected transactions:
The Leasing Agreement entered into by the Company and GRGC on November 15, 2004 became effective during this period of the report pursuant to the agreed precedent conditions. Pursuant to the agreement, the land for the Guangzhou-Pingshi Railway line was leased to the Company by GRCG for a leasing term of 20 years. It has been agreed by the two parties that the annual land rent should not exceed RMB74 million (For details, please refer to the ‘Offer Prospectus’ published on the website of the Shanghai Stock Exchange (website: www.sse.com. cn) on December 21, 2006 and the announcements of the Company published on November 16, and December 31, 2004 in Hong Kong Economic Times) . In 2010, the Company paid a rent of RMB52.4 million to GRGC.
On November 5, 2007, the Company entered into three comprehensive services agreements with GRGC, Guangzhou Railway Group Yang Cheng Railway Enterprise Development Company and Guangshen Railway Enterprise Development Company, respectively, regarding conditional continuing connected transactions, together with the annual caps in relation to the continuing connected transactions for each of the three financial years ending December 31, 2010. On December 4, 2008, the Company convened 2008 first Extraordinary General Meeting, during which shareholders approved each of the three annual caps of the continuous connected transactions mentioned in the aforesaid three comprehensive services agreements and for the three financial years ended December 31, 2010.
On October 27, 2010, the Company entered into a continuous connected transaction with supplemental conditions attached with GRGC: Comprehensive Services Framework Agreement, including the three annual caps for each of the three financial years ended December 31, 2010. On December 21, 2010, the Company convened 2010 Extraordinary General Meeting, during which shareholders approved the Comprehensive Services Framework Agreement and executed the annual caps for 2011 to 2013.

As railway transportation is conducted on an inseparable network of rail lines, the Company must use the rail lines under the control of GRGC or its subsidiaries for the dispatching of part of its passengers or freight. Thus, the mutual provision of repair or other services is necessary between the Company and GRGC or its subsidiaries. The regular connected transactions occurring between the Company and GRGC or its subsidiaries are reached on the basis of fairness and reasonableness and are priced with reference to market price, industrial pricing standards or at cost plus a mark-up. These transactions are strictly subject to timely disclosure and approval of independent shareholders as required by relative regulatory rules, thus safeguarding the Company’s interests by the greatest extent.
2. Connected transactions in relation to acquisition or sale of assets
The Company did not engage in any connected transaction in relation to acquisition or sale of assets in the period of the report.
3. Material connected transactions related to joint external investment
No connected transaction related to joint external investment occurred in the period of the report.
4. Related claim and debt
The Company was not involved in any non-regular claim or debt in the period of the report.
5. Other material connected transactions
No other material connected transactions occurred in the period of the report.
6. Confirmation by independent directors of connected transactions
The independent non-executive Directors of the Company confirmed that the connected transactions entered into by the Company during 2010 were entered into in the ordinary and usual course of its business and conducted on normal commercial terms and in accordance with the terms of the agreements governing such transactions. The terms were fair and reasonable and in the interests of the shareholders of the Company as a whole.
F. MATERIAL CONTRACTS AND THE IMPLEMENTATION
1. Trust, contracted businesses and leasing affairs which contribute over 10% (including 10%) of the Company’s revenue during the period
(a) Trust
The Company did not engage in any trust business in the period of the report.
(b) Contracted Business
The Company did not engage in any contracted business in the period of the report.
(c) Leasing affairs
Since January 1, 2007, the Company has leased the land for the GP Railway from GRGC for a leasing term of 20 years. The annual land rent should not exceed RMB 74 million. During 2010, the Company’s land rents paid and payable were RMB 52.4 million.
2. Guarantee
The Company did not have any guarantee outstanding in this period.
3. Trust investment affairs
The Company did not entrust any entities to make any investment in this period.
4. Other material contracts
The Company did not enter into any other material contracts in this period.

Guangshen Railway Company Limited     Annual Report 2010
G. FULFILLMENT OF COMMITMENTS
During the reporting period, GRGC, the largest shareholder of the Company, fulfilled the following commitments:
1. GRGC or any of its subsidiaries will not engage, directly or indirectly, in any business activities that may compete with the railway transportation and related businesses of the Company within the service territory of the Company. After the acquisition of the transportation businesses and assets of Guangzhou-Pingshi Railway, GRGC or any of its subsidiaries will not compete with the Company within the service territory of the Company either.
2. GRGC will reduce the number of connected transactions as much as practicable in its operation relations with the Company. For necessary connected transactions, GRGC will perform these connected transactions on the basis of openness, justice and fairness without abusing its position as a large shareholder and behaving in a manner that is detrimental to the interests of the Company.
3. In the period of the report, the above-mentioned commitments were fulfilled properly and no breach of any commitment occurred.
H. ENGAGEMENT AND DISENGAGEMENT OF ACCOUNTING FIRMS
On June 22, 2010, the Company held the 2009 Annual General Meeting of Shareholders, at which resolutions were passed to re-engage PricewaterhouseCoopers Zhong Tian CPAs Limited Co. as the domestic auditors and re- engage PricewaterhouseCoopers as the overseas auditors of the Company for 2010.
I. PUNISHMENT ON THE COMPANY, ITS DIRECTORS, SUPERVISORS, SENIOR MANAGEMENT, SHAREHOLDERS, ACTUAL CONTROLLER OR ACQUIRER AND THE RECTIFICATION
In the period of the report, none of the Company, its directors, supervisors, senior management, shareholders, actual controller or acquirer was subject to any investigation, administrative punishment or public criticism by the CSRC or public condemnation by the stock exchanges the Company is listed.
J. EXPLANATION OF OTHER MATERIAL EVENTS
No material events took place during the reporting period.

Chapter 10: Financial Statements
INDEPENDENT AUDITOR’S REPORT

PricewaterhouseCoopers
22nd Floor, Prince’s Building
Central, Hong Kong
Telephone (852) 2289 8888
Facsimile (852) 2810 9888
To the shareholders of Guangshen Railway Company Limited
(incorporated in the People’s Republic of China with limited liability)
We have audited the consolidated financial statements of Guangshen Railway Company Limited (“the Company”) and its subsidiaries (together, the “Group”) set out on pages 62 to 143, which comprise the consolidated and company balance sheets as at 31 December 2010, and the consolidated comprehensive income statement, the consolidated statement of changes in equity and the consolidated cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory information.
DIRECTORS’ RESPONSIBILITY FOR THE CONSOLIDATED FINANCIAL STATEMENTS
The directors of the Company are responsible for the preparation of consolidated financial statements that give a true and fair view in accordance with International Financial Reporting Standards and the disclosure requirements of the Hong Kong Companies Ordinance, and for such internal control as the directors determine is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.
AUDITOR’S RESPONSIBILITY
Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.
An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation of consolidated financial statements that give a true and fair view in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the consolidated financial statements.
We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Guangshen Railway Company Limited     Annual Report 2010
OPINION
In our opinion, the consolidated financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2010, and of the Group’s profit and cash flows for the year then ended in accordance with International Financial Reporting Standards and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.
OTHER MATTERS
This report, including the opinion, has been prepared for and only for you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.
PricewaterhouseCoopers
Certified Public Accountants
Hong Kong, 24 March 2011

CONSOLIDATED BALANCE SHEET
As at 31 December 2010
(All amounts in Renminbi thousands)

					As at
					1 January
				2009	2009
			As at 31 December	Restated	Restated
	Note		2010	(Note 5)	(Note 5)

ASSETS
Non-current assets
Fixed assets	7		24,466,130	25,036,329	24,922,566
Construction-in-progress	8		752,862	662,183	504,775
Prepayments for fixed assets and construction-in-progress			21,650	60,134	151,972
Leasehold land payments	9		560,391	576,379	592,368
Goodwill	10		281,255	281,255	281,255
Investments in associates	12		120,661	119,547	120,705
Deferred tax assets	13		112,621	97,307	103,097
Deferred employee costs	14		5,964	79,736	99,614
Available-for-sale investments	17		53,826	53,826	48,326
Long-term receivable	18		35,122	44,229	48,136

			26,410,482	27,010,925	26,872,814

Current assets
Materials and supplies	19		255,079	231,110	201,923
Trade receivables	20		592,819	483,218	272,051
Prepayments and other receivables	21		78,564	72,343	96,865
Short-term deposits			608,500	514,000	7,300
Cash and cash equivalents	37	(c)	2,659,058	1,115,651	1,560,952

			4,194,020	2,416,322	2,139,091

Total assets			30,604,502	29,427,247	29,011,905

EQUITY
Capital and reserves attributable to the Company’s equity holders
Share capital	22		7,083,537	7,083,537	7,083,537
Share premium			11,564,581	11,564,581	11,564,501
Other reserves	23		2,087,957	1,932,131	1,797,229
Retained earnings			3,431,942	2,668,389	2,027,524
— Proposed final dividend			637,518	566,683	566,683
			24,168,017	23,248,638	22,472,791
Non-controlling interests			54,559	55,717	55,948

Total equity			24,222,576	23,304,355	22,528,739

Guangshen Railway Company Limited     Annual Report 2010

				As at
				1 January
			2009	2009
		As at 31 December	Restated	Restated
	Note	2010	(Note 5)	(Note 5)
| | | |
LIABILITIES
Non-current liabilities
Borrowings		—	—	3,390,000
Deferred income related to government grants	24	95,093	97,120	100,495
Bonds payable	25	3,471,994	3,465,801	—
Employee benefits obligations	26	197,386	174,767	237,422

		3,764,473	3,737,688	3,727,917

Current liabilities
Trade payables	27	1,174,644	791,355	640,856
Payables for fixed assets and construction-in-progress		477,806	674,652	764,609
Dividends payable		54	45	47
Income tax payable		181,465	116,036	48,977
Accruals and other payables	28	783,484	803,116	790,760
Borrowings		—	—	510,000

		2,617,453	2,385,204	2,755,249

Total liabilities		6,381,926	6,122,892	6,483,166

Total equity and liabilities		30,604,502	29,427,247	29,011,905

Net current assets/(liabilities)		1,576,567	31,118	(616,158)

Total assets less current liabilities		27,987,049	27,042,043	26,256,656

The accompanying notes form an integral part of these financial statements.
The financial statements on pages 62 to 143 were approved by the Board of Directors on 24 March 2011 and were signed on its behalf.

Xu Xiaoming Director	Shen Yi Director

BALANCE SHEET
As at 31 December 2010
(All amounts in Renminbi thousands)

				As at
				1 January
			2009	2009
		As at 31 December	Restated	Restated
	Note	2010	(Note 5)	(Note 5)

ASSETS
Non-current assets
Fixed assets	7	24,382,181	24,954,617	24,838,373
Construction-in-progress	8	752,844	660,023	504,775
Prepayments for fixed assets and construction-in-progress		21,650	60,134	151,972
Leasehold land payments	9	527,550	542,551	557,552
Goodwill	10	281,255	281,255	281,255
Investments in subsidiaries	11	80,274	80,274	80,274
Investments in associates	12	111,075	111,921	112,682
Deferred tax assets	13	111,391	95,950	101,469
Deferred employee costs	14	5,846	79,534	99,310
Available-for-sale investments	17	52,108	52,108	46,608
Long-term receivable	18	35,122	44,229	48,136

		26,361,296	26,962,596	26,822,406

Current assets
Materials and supplies	19	249,098	228,372	198,817
Trade receivables	20	588,280	481,288	269,264
Prepayments and other receivables	21	117,401	95,738	107,104
Short-term deposits		600,000	500,000	—
Cash and cash equivalents		2,639,680	1,102,619	1,540,158

		4,194,459	2,408,017	2,115,343

Total assets		30,555,755	29,370,613	28,937,749

EQUITY
Capital and reserves attributable to the Company’s equity holders
Share capital	22	7,083,537	7,083,537	7,083,537
Share premium		11,564,462	11,564,501	11,564,501
Other reserves	23	2,087,957	1,932,131	1,797,229
Retained earnings		3,408,807	2,644,800	2,011,847
— Proposed final dividend		637,518	566,683	566,683
Total equity		24,144,763	23,224,969	22,457,114

Guangshen Railway Company Limited     Annual Report 2010

				As at
				1 January
			2009	2009
		As at 31 December	Restated	Restated
	Note	2010	(Note 5)	(Note 5)
| | | |
LIABILITIES
Non-current liabilities
Borrowings		—	—	3,390,000
Deferred income related to government grants	24	95,093	97,120	100,495
Bonds payable	25	3,471,994	3,465,801	—
Employee benefits obligations	26	192,600	169,524	231,677

		3,759,687	3,732,445	3,722,172

Current liabilities
Trade payables	27	1,166,495	787,013	635,685
Payables for fixed assets and construction-in-progress		477,769	674,595	764,609
Dividends payable		40	45	47
Income tax payable		178,526	112,625	46,324
Accruals and other payables	28	828,475	838,921	801,798
Borrowings		—	—	510,000

		2,651,305	2,413,199	2,758,463

Total liabilities		6,410,992	6,145,644	6,480,635

Total equity and liabilities		30,555,755	29,370,613	28,937,749

Net current assets/(liabilities)		1,543,154	(5,182)	(643,120)

Total assets less current liabilities		27,904,450	26,957,414	26,179,286

The accompanying notes form an integral part of these financial statements.
The financial statements on pages 62 to 143 were approved by the Board of Directors on 24 March 2011 and were signed on its behalf.

Xu Xiaoming Director	Shen Yi Director

CONSOLIDATED COMPREHENSIVE INCOME STATEMENT
For the year ended 31 December 2010
(All amounts in Renminbi thousands, except for earnings per share data)

				2009
			Year ended 31 December	Restated
	Note		2010	(Note 5)

Revenue from Railroad Businesses
Passengers			8,104,126	7,195,717
Freight			1,360,822	1,210,118
Railway network usage and services			3,115,911	3,105,654

			12,580,859	11,511,489
Revenue from Other Businesses			903,589	874,268

Total revenue			13,484,448	12,385,757

Operating expenses:

Railroad Businesses
Business tax			(312,265)	(266,951)
Labour and benefits	30		(2,662,299)	(2,277,057)
Equipment leases and services			(3,235,868)	(2,974,805)
Land use right leases	39	(b)	(52,400)	(51,200)
Materials and supplies			(1,457,769)	(1,395,333)
Repairs and facilities maintenance costs, excluding materials and supplies			(828,438)	(588,331)
Depreciation of fixed assets			(1,325,032)	(1,267,907)
Amortisation of leasehold land payments			(15,001)	(15,001)
Social services expenses			(144,750)	(373,321)
Utility and office expenses			(125,989)	(111,816)
Others			(321,685)	(329,556)

			(10,481,496)	(9,651,278)

Other Businesses
Business tax			(26,359)	(24,671)
Labour and benefits	30		(373,420)	(347,842)
Materials and supplies			(334,501)	(318,123)
Depreciation of fixed assets			(24,178)	(24,783)
Amortisation of leasehold land payments			(987)	(988)
Utility and office expenses			(86,329)	(80,960)

			(845,774)	(797,367)

Total operating expenses			(11,327,270)	(10,448,645)

Other expense, net	31		(47,060)	(16,808)

Profit from operations			2,110,118	1,920,304
Finance costs	32		(186,172)	(236,287)
Share of results of associates	12		1,361	773

Profit before income tax			1,925,307	1,684,790
Income tax expense	33		(440,389)	(343,403)

Profit for the year			1,484,918	1,341,387

Guangshen Railway Company Limited     Annual Report 2010

			2009
		Year ended 31 December	Restated
	Note	2010	(Note 5)

Profit for the year		1,484,918	1,341,387
Other comprehensive income		—	—

Total comprehensive income for the year, net of tax		1,484,918	1,341,387

Profit attributable to:
Equity holders of the Company		1,486,062	1,342,450
Non-controlling interests		(1,144)	(1,063)

		1,484,918	1,341,387

Total comprehensive income attributable to:
Equity holders of the Company		1,486,062	1,342,450
Non-controlling interests		(1,144)	(1,063)

		1,484,918	1,341,387

Earnings per share for profit attributable to the equity holders of the Company during the year
— Basic	35	RMB0.21	RMB0.19

— Diluted	35	RMB0.21	RMB0.19

The accompanying notes form an integral part of these financial statements.

		2010	2009

Dividends	36	637,518	566,683

STATEMENTS OF CHANGES IN EQUITY
For the year ended 31 December 2010
(All amounts in Renminbi thousands)

	Attributable to equity holders of the Company
			Statutory	Discretionary
	Share	Share	surplus	surplus	Retained	Non-
	capital	premium	reserve	Reserve	earnings	controlling	Total
	(Note 22)	(Restated)	(Note 23)	(Note 23)	(Restated)	interests	Equity

Group
Balance at 1 January 2009, restated	7,083,537	11,564,501	1,493,170	304,059	2,027,524	55,948	22,528,739

Original reported	7,083,537	10,294,490	1,493,170	304,059	2,607,951	55,948	21,839,155
Effect of changes in accounting policy (Note 5)	—	1,270,011	—	—	(580,427)	—	689,584

Total comprehensive income, restated	—	—	—	—	1,342,450	(1,063)	1,341,387

Original reported	—	—	—	—	1,364,521	(1,063)	1,363,458
Effect of changes in accounting policy (Note 5)	—	—	—	—	(22,071)	—	(22,071)

Appropriations from retained earnings (Note 23)	—	—	134,902	—	(134,902)	—	—
Dividends relating to 2008	—	—	—	—	(566,683)	(88)	(566,771)
Addition from non-controlling interests	—	80	—	—	—	920	1,000

Balance at 31 December 2009, restated	7,083,537	11,564,581	1,628,072	304,059	2,668,389	55,717	23,304,355

Original reported	7,083,537	10,294,570	1,628,072	304,059	3,270,887	55,717	22,636,842
Effect of changes in accounting policy (Note 5)	—	1,270,011	—	—	(602,498)	—	667,513

Balance at 1 January 2010	7,083,537	11,564,581	1,628,072	304,059	2,668,389	55,717	23,304,355
Total comprehensive income	—	—	—	—	1,486,062	(1,144)	1,484,918
Appropriations from retained earnings (Note 23)	—	—	155,826	—	(155,826)	—	—
Dividends relating to 2009	—	—	—	—	(566,683)	(14)	(566,697)

Balance at 31 December 2010	7,083,537	11,564,581	1,783,898	304,059	3,431,942	54,559	24,222,576

Company
Balance at 1 January 2009, restated	7,083,537	11,564,501	1,493,170	304,059	2,011,847	—	22,457,114

Original reported	7,083,537	10,294,490	1,493,170	304,059	2,592,274	—	21,767,530
Effect of changes in accounting policy (Note 5)	—	1,270,011	—	—	(580,427)	—	689,584

Total comprehensive income, restated	—	—	—	—	1,334,538	—	1,334,538

Original reported	—	—	—	—	1,356,609	—	1,356,609
Effect of changes in accounting policy (Note 5)	—	—	—	—	(22,071)	—	(22,071)

Appropriations and others (Note 23)	—	—	134,902	—	(134,902)	—	—
Dividends relating to 2008	—	—	—	—	(566,683)	—	(566,683)

Balance at 31 December 2009, restated	7,083,537	11,564,501	1,628,072	304,059	2,644,800	—	23,224,969

Original reported	7,083,537	10,294,490	1,628,072	304,059	3,247,298	—	22,557,456
Effect of changes in accounting policy (Note 5)	—	1,270,011	—	—	(602,498)	—	667,513

Balance at 1 January 2010	7,083,537	11,564,501	1,628,072	304,059	2,644,800	—	23,224,969
Total comprehensive income	—	—	—	—	1,486,477	—	1,486,477
Reclassification	—	(39)	—	—	39	—	—
Appropriations from retained earnings (Note 23)	—	—	155,826	—	(155,826)	—	—
Dividends relating to 2009	—	—	—	—	(566,683)	—	(566,683)

Balance at 31 December 2010	7,083,537	11,564,462	1,783,898	304,059	3,408,807	—	24,144,763

The accompanying notes form an integral part of these financial statements.

Guangshen Railway Company Limited     Annual Report 2010
CONSOLIDATED CASH FLOW STATEMENT
For the year ended 31 December 2010
(All amounts in Renminbi thousands)

			Year ended 31 December
	Note		2010	2009

Cash flows from operating activities
Cash generated from operations	37	(a)	3,889,382	3,108,375
Interest paid			(167,650)	(220,288)
Income tax paid			(390,274)	(270,554)

Net cash generated from operating activities			3,331,458	2,617,533

Cash flows from investing activities
Payments for acquisition of fixed assets and construction-in- progress; and prepayments for fixed assets, net of related payables			(1,158,399)	(1,639,674)
Proceeds from sales of fixed assets	37	(b)	31,156	28,349
Interest received			29,127	24,440
Addition on available-for-sale investments			—	(7,500)
Increase in short-term deposits with maturities more than three months, net			(94,500)	(506,700)
Dividends received			3,853	4,931

Net cash used in investing activities			(1,188,763)	(2,096,154)

Cash flows from financing activities
Proceeds from bonds issuance			—	3,499,093
Addition from non-controlling interests			—	1,000
Repayments of borrowings			—	(3,900,000)
Dividends paid to non-controlling interests’ shareholders			(5)	(88)
Dividends paid to the Company’s shareholders			(566,683)	(566,685)
Payments for management fee of bond payables			(32,600)	—

Net cash used in financing activities			(599,288)	(966,680)

Net increase/(decrease) in cash and cash equivalents			1,543,407	(445,301)

Cash and cash equivalents at beginning of year			1,115,651	1,560,952

Cash and cash equivalents at end of year	37	(c)	2,659,058	1,115,651

The accompanying notes form an integral part of these financial statements.

NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December 2010
(All amounts expressed in Renminbi unless otherwise stated)
1.	GENERAL INFORMATION

Guangshen Railway Company Limited (the “Company”) was established as a joint stock limited company in the People’s Republic of China (the “PRC”) on 6 March 1996. On the same date, the Company assumed the business operations of certain railroad and other related businesses (collectively the “Businesses”) that had been undertaken previously by its predecessor, Guangshen Railway Company (the “Predecessor”) and certain of its subsidiaries; and Guangzhou Railway (Group) Company (the “Guangzhou Railway Group”) and certain of its subsidiaries prior to the formation of the Company.

The Predecessor is controlled by and is under the administration of the Guangzhou Railway Group. Pursuant to a restructuring agreement entered into between the Guangzhou Railway Group, the Predecessor and the Company in 1996 (the “Restructuring Agreement”), the Company issued to the Guangzhou Railway Group 100% of its equity interest in the form of 2,904,250,000 ordinary shares (the “State-owned Domestic Shares”) in exchange for the assets and liabilities associated with the operations of the Businesses (the “Restructuring”). After the Restructuring, the Predecessor changed its name to Guangzhou Railway (Group) Guangshen Railway Enterprise Development Company.

In May 1996, the Company issued 1,431,300,000 shares, representing 217,812,000 H Shares (“H Shares”) and 24,269,760 American Depositary Shares (“ADSs”, one ADS represents 50 H Shares) in a global public offering for cash of approximately RMB4,214,000,000 in order to finance the capital expenditure and working capital requirements of the Company and its subsidiaries (collectively defined as the “Group”).

In December 2006, the Company issued 2,747,987,000 A Shares on the Shanghai Stock Exchange through an initial public offering of shares in order to finance the acquisition of the business and related assets and liabilities associated with the railway transportation business of Guangzhou Railway Group Yangcheng Railway Enterprise Development Company (“Yangcheng Railway Business”), a wholly owned subsidiary of Guangzhou Railway Group which operates a railway line between the cities of Guangzhou and Pingshi in the Southern region of the PRC.

The principal activities of the Group are the provision of passenger and freight transportation on railroad. The Group also operates certain other businesses, which principally include services offered in railway stations; and sales of food, beverages and merchandises on board the trains and in the railway stations.

The registered address of the Company is No. 1052 Heping Road, Shenzhen, Guangdong Province, the People’s Republic of China. The business license for the Company will expire until 2056.

As at 31 December 2010, the Company had in total 32,179 employees, representing a decrease of 991 as compared with that of 31 December 2009.

The financial statements were authorized for issue by the board of directors of the Company on 24 March 2011.

The English names of all companies listed in the financial statements are direct translations of their registered names in Chinese.

Guangshen Railway Company Limited      Annual Report 2010
2.	PRINCIPAL ACCOUNTING POLICIES

The principal accounting policies adopted in the preparation of these financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.
2.1	Basis of preparation

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by International Accounting Standards Board (‘IFRS’) and the disclosure requirements of the Hong Kong Companies Ordinance. The consolidated financial statements have been prepared under the historical cost convention.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in Note 4.
(a)	New and amended standards early adopted by the Group
•	Third improvements to International Financial Reporting Standards (2010) were issued in May 2010, by International Accounting Standards Board (“IASB”). All improvements are effective in the financial year of 2011. The Group early adopted the improved IFRS 1, ‘First-time Adoption of IFRS’ from 1 January 2010. With the improved IFRS 1, the revalued amount can become deemed costs so long as the revaluation takes place at periods before or during the first-time adoptors’ first set of IFRS financial statements. In addition, the IASB has made a special provision in this IFRS 1 that existing IFRS preparers may also be able to retrospectively apply this. The impact of early adoption of the improved IFRS 1 is summarised in Note 5.
(b)	Standards, amendments and interpretations to existing standards effective in 2010 and relevant to the Group:
•	IAS 17 (amendment), ‘Leases’, deletes specific guidance regarding classification of leases of land, so as to eliminate inconsistency with the general guidance on lease classification. As a result, leases of land should be classified as either finance or operating lease using the general principles of IAS 17, i.e. whether the lease transfers substantially all the risks and rewards incidental to ownership of an asset to the lessee. Prior to the amendment, land interest which title is not expected to pass to the Group by the end of the lease term was classified as operating lease under “Leasehold land payments”, and amortised over the lease term.

IAS 17 (amendment) has been applied retrospectively for annual periods beginning 1 January 2010 in accordance with the effective date and transitional provisions of the amendment. The Group has reassessed the classification of unexpired land use rights as at 1 January 2010 on the basis of information existing at the inception of those leases. The Group has concluded that the classification of such land use rights as operating leases remains appropriate as the leases do not transfer substantially all the risks and rewards incidental to ownership of the land use rights to the Group.

2.	PRINCIPAL ACCOUNTING POLICIES (Continued)
2.1	Basis of preparation (Continued)
(c)	Standards, amendments and interpretations to existing standards effective in 2010 but not relevant to the Group:
•	IFRS 3 (revised), ‘Business combinations’, and consequential amendments to IAS 27, ‘Consolidated and separate financial statements’, IAS 28, ‘Investments in associates’, and IAS 31, ‘Interests in joint ventures’, are effective prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after 1 July 2009. This is not currently applicable to the Group, as it has no such transactions.

•	IAS 27 (revised) requires the effects of all transactions with non-controlling interests to be recorded in equity if there is no change in control and these transactions will no longer result in goodwill or gains and losses. The standard also specifies the accounting when control is lost. Any remaining interest in the entity is re-measured to fair value, and a gain or loss is recognised in profit or loss. IAS 27 (revised) has had no impact on the current period, as there have been no transactions with non- controlling interests.

•	IFRIC-Int 17, ‘Distributions of non-cash assets to owners’ is effective for annual periods beginning on or after 1 July 2009. This is not currently applicable to the Group, as it has not made any non-cash distributions.

•	IFRIC 18, ‘Transfers of assets from customers’, effective for transfer of assets received on or after 1 July 2009. This is not currently applicable to the Group, as there is no such transaction during the period.

•	‘An additional exemption for first-time adopters’ (Amendment to IFRS 1) is effective for annual periods beginning on or after 1 January 2010. That is not relevant to the Group, as it is an existing IFRS preparer.

•	IAS 39 (Amendment), ‘Eligible hedged items’ is effective for annual period on or after 1 July 2009. That is not currently applicable to the Group, as it has no hedging.

•	IFRS 2 (Amendment), ‘Group cash-settled share-based payment transaction’ is effective for annual periods beginning on or after 1 January 2010. This is not currently applicable to the Group, as it has no such share-based payment transactions.

•	First improvements to International Financial Reporting Standards (2008) were issued in May 2008 by the IASB. The improvement related to IFRS 5 “Non-current assets held for sale and discontinued operations” is effective for annual period on or after 1 July 2009.

•	Second improvements to International Financial Reporting Standards (2009) were issued in April 2009 by IASB. All improvements are effective in the financial year of 2010.

Guangshen Railway Company Limited     Annual Report 2010
2.	PRINCIPAL ACCOUNTING POLICIES (Continued)
2.1	Basis of preparation (Continued)
(d)	The following new standards, new interpretations and amendments to standards and interpretations have been issued but are not effective for the financial year beginning 1 January 2010 and have not been early adopted:
•	IFRS 9, ‘Financial instruments’ addresses the classification and measurement of financial assets and is likely to affect the Group’s accounting for its financial assets. IFRS 9 was further updated in October 2010 to include guidance on financial liabilities and derecognition of financial instruments. The standard is not applicable until 1 January 2013 but is available for early adoption.

•	Amendment to IFRS 7, ‘Disclosures — Transfers of Financial Assets’ is issued in October 2010 which requires additional disclosures for risk exposures arising from transferred financial assets. The amendments aim at helping users of financial statements to evaluate the ongoing risk exposures relating to transfers of financial assets and the effect of those risks on an entity’s financial position and promoting transparency in the reporting of transfer transactions, particularly those involving securitisation of financial assets. The amendments will apply from annual periods beginning on or after July 1, 2011. Earlier application is permitted.

•	IAS 24 (Revised) ‘Related party disclosures’ supersedes IAS 24 ‘Related party disclosures’ issued in 2003. The revised standard clarifies and simplifies the definition of a related party and removes the requirement for government-related entities to disclose details of all transactions with the government and other government-related entities. The revised IAS 24 is required to be applied from 1 January 2011. Earlier application, in whole or in party, is permitted. The Group will apply the new revised IAS 24 from 1 January 2011.

•	Under ‘Classification of rights issues’ (Amendment to IAS 32), for rights issues offered for a fixed amount of foreign currency, current practice appears to require such issues to be accounted for as derivative liabilities. The amendment states that if such rights are issued pro rata to all the entity’s existing shareholders in the same class for a fixed amount of currency, they should be classified as equity regardless of the currency in which the exercise price is denominated. The amendment should be applied for annual periods beginning on or after 1 February 2010. Earlier application is permitted.

•	Amendments to IFRIC Int-14 ‘Prepayments of a minimum funding requirement’ correct an unintended consequence of IFRIC Int-14, ‘IAS — The limit on a defined benefit asset, minimum funding requirements and their interaction’. Without the amendments, entities are not permitted to recognise as an asset for any surplus arising from the voluntary prepayment of minimum funding contributions in respect of future service. This was not intended when IFRIC Int-14 was issued, and the amendments correct the problem. The amendments are effective for annual periods beginning 1 January 2011. Earlier application is permitted. The amendments should be applied retrospectively to the earliest comparative period presented.

2.	PRINCIPAL ACCOUNTING POLICIES (Continued)
2.1	Basis of preparation (Continued)
(d)	The following new standards, new interpretations and amendments to standards and interpretations have been issued but are not effective for the financial year beginning 1 January 2010 and have not been early adopted (continued):
•	IFRIC—Int 19, ‘Extinguishing financial liabilities with equity instruments’ clarifies the requirements of IFRSs when an entity renegotiates the terms of a financial liability with its creditor and the creditor agrees to accept the entity’s shares or other equity instruments to settle the financial liability fully or partially. The interpretation is effective for annual periods beginning on or after 1 July 2010. Earlier application is permitted.

•	‘Limited exemption from comparative IFRS 7 disclosures for first-time adopters’ (Amendment to IFRS 1) provide first-time adopters with the same transition provisions as included in the amendment to IFRS 7 in relation to relief from presenting comparative information that ended before 31 December 2009 for new fair value disclosures requirements. This is required to be applied for annual periods beginning on or after 1 July 2010. Early adoption is permitted.

•	Amendment to IAS 12, ‘Deferred tax: Recovery of underlying assets’. The amendments are effective for annual periods beginning 1 January 2012. Earlier application is permitted.
The directors of the Company are in the process of making an assessment of the impact of these new/revised standards to the financial statements of the Group.
2.2	Consolidation
(a)	Subsidiaries

Subsidiaries are all entities (including special purpose entities) over which the Group has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases. Details of the Company’s subsidiaries are set out in Note 11.

The Group uses the acquisition method of accounting to account for business combinations. The consideration transferred for the acquisition of a subsidiary is the fair values of the assets transferred, the liabilities incurred and the equity interests issued by the Group. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Acquisition-related costs are expensed as incurred. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. On an acquisition-by-acquisition basis, the group recognises any non-controlling interest in the acquiree either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s net assets.

Guangshen Railway Company Limited     Annual Report 2010
2.	PRINCIPAL ACCOUNTING POLICIES (Continued)
2.2	Consolidation (Continued)
(a)	Subsidiaries (Continued)

The excess of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the Group’s share of identifiable net assets acquired is recorded as goodwill. If this is less than the fair value of the net assets of the subsidiary acquired in the case of a bargain purchase, the difference is recognised directly in the comprehensive income statement.

Inter-company transactions, balances and unrealised gains on transactions between group companies are eliminated. Unrealised losses are also eliminated. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

In the Company’s balance sheet, investments in subsidiaries are accounted for at cost less impairment. Cost is adjusted to reflect changes in consideration arising from contingent consideration amendments. Cost also includes direct attributable costs of investment. The results of subsidiaries are accounted for by the Company on the basis of dividend received and receivable.

(b)	Associates

Associates are all entities over which the Group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for using the equity method of accounting and are initially recognised at cost. The Group’s investment in associates includes goodwill identified on acquisition, net of any accumulated impairment loss (Note 2.9). Details of the Group’s associates are set out in Note 12.

The Group’s share of its associates’ post-acquisition profits or losses is recognised in the comprehensive income statement and its share of post-acquisition movements in other comprehensive income is recognised in other comprehensive income. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. When the Group’s share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the associate.

Unrealised gains on transactions between the Group and its associates are eliminated to the extent of the Group’s interest in the associates. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of associates have been changed where necessary to ensure consistency with the policies adopted by the Group.

Dilution gains and losses arising in investments in associates are recognised in the comprehensive income statement.

In the Company’s balance sheet, investments in associates are accounted for at cost less provision for impairment losses. Cost also includes direct attributable costs of investment. The results of associates are accounted for by the Company on the basis of dividend received and receivable.

2.	PRINCIPAL ACCOUNTING POLICIES (Continued)
2.3	Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the senior executives that make strategic decisions.

2.4	Foreign currency transactions
(a)	Functional and presentation currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The consolidated financial statements are presented in Renminbi (“Rmb”), which is the Company’s functional and the Group’s presentation currency.

(b)	Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or valuation where items are re-measured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the comprehensive income statement.
2.5	Fixed assets

Fixed assets are stated at historical cost less depreciation and impairment losses. Historical cost includes expenditure that is directly attributable to the acquisition of the items (for the case of fixed assets acquired by the Company from Predecessor during the Restructuring, the revaluated amount in the Restructuring was deemed costs). The Group has early adopted the improved IFRS 1, “First-time Adoption of IFRS” from 1 January 2010. With the improved IFRS 1, the revaluated amount can become deemed costs so long as the revaluation takes place at periods before or during the first-time adoptors’ first set of IFRS financial statements. In addition, the IASB has made a special provision in this IFRS 1 that existing IFRS preparers may also be able to retrospectively apply this. The impact of early adoption of the improved IFRS is discussed in Note 5.

Subsequent costs are included in the asset’s carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognised. All other repairs and maintenance are charged to the comprehensive income statement during the financial period in which they are incurred.

Guangshen Railway Company Limited     Annual Report 2010
2.	PRINCIPAL ACCOUNTING POLICIES (Continued)
2.5	Fixed assets (Continued)

Depreciation is calculated using the straight-line method to allocate the cost amount, after taking into account the estimated residual value of not more than 4% of cost, of each asset over its estimated useful life. The estimated useful lives are as follows:

Buildings (Note a)	20 to 40 years
Tracks, bridges and service roads (Note a)	16 to 100 years
Locomotives and rolling stock	20 years
Communications and signalling systems	8 to 20 years
Other machinery and equipment	4 to 25 years
Note a:

The estimated useful lives of buildings, tracks, bridges and service roads exceed the initial lease periods of the respective land use right lease grants (the “Lease Term”); and the initial period of land use right operating leases (the “Operating Lease Term”), on which these assets are located (Notes 2.7 and 39(b)).

Pursuant to the relevant laws and regulations in the PRC governing the land use right lease grants, the Group has the right to renew the respective leases up to a period not less than 50 years with additional cost paid. This right can be exercised within one year before the expiry of the initial Lease Term, and can only be denied if such renewals are considered to be detrimental to the public interest. Accordingly, the directors of the Company consider that the approval process to be perfunctory. In addition, based on the provision of the land use right operating lease agreement entered into with the substantial shareholder (details contained in Note 39(b)), the Company can renew the lease at its own discretion upon expiry of the Operating Lease Term. Based on the above considerations, the directors have determined the estimated useful lives of these assets to extend beyond the initial Lease Term as well as the Operating Lease Term.

The assets’ residual values and estimated useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period.

An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount (Note 2.9).

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognised within “other (expense)/income — net”, included in the comprehensive income statement.

When revalued assets are sold, the amounts included in other reserves are transferred to retained earnings.

2.	PRINCIPAL ACCOUNTING POLICIES (Continued)
2.6	Construction-in-progress

Construction-in-progress represents buildings, tracks, bridges and service roads, mainly includes the construction related costs for the associated facilities of the existing railway line of the Group. Construction-in-progress is stated at cost, which includes all expenditures and other direct costs, site restoration costs, prepayments attributable to the construction and interest charges arising from borrowings used to finance the construction during the construction period, less impairment loss. Construction-in-progress is not depreciated until such assets are completed and ready for their intended use.
2.7	Leasehold land payments

The Group acquired the right to use certain parcels of land for certain of its rail lines, stations and other businesses. The payment paid for such land represents pre-paid lease payments, which are amortised over the lease terms of 36.5 to 50 years using the straight-line method. Pursuant to the relevant laws and regulations in the PRC governing the land use right lease grant, the Group has the right to extend and renew the lease for a period not less than 50 years. This right can be exercised within one year before the expiry of the initial Lease Term, and can only be denied if such renewals are considered to be detrimental to public interest. The Group considers the approval process to be perfunctory and the renewal is reasonably assured.
2.8	Goodwill

Goodwill represents the excess of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the Group’s share of identifiable net assets acquired. Goodwill arising from acquisitions of subsidiaries’ business is disclosed separately on the Balance Sheet. Goodwill is tested annually for impairment or, whenever there is an indication of impairment, and carried at cost less accumulated impairment losses. Impairment losses on goodwill are not reversed. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Goodwill is allocated to cash-generating units for the purpose of impairment testing. The allocation is made to those cash-generating units or groups of cash-generating units that are expected to benefit from the business combination in which the goodwill arose identified according to operating segment.

Guangshen Railway Company Limited     Annual Report 2010
2.	PRINCIPAL ACCOUNTING POLICIES (Continued)
2.9	Impairment of investment in subsidiaries, associates and non-financial assets

Assets that have an indefinite useful life, for example goodwill, are not subject to amortisation and are tested annually for impairment. Assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). Non-financial assets other than goodwill that suffered impairment are reviewed for possible reversal of the impairment at each reporting date.

Impairment testing of the investments in subsidiaries or associates is required upon receiving dividends from these investments if the dividend exceeds the total comprehensive income of the subsidiary or associate in the period the dividend is declared or if the carrying amount of the investment in the separate financial statements exceeds the carrying amount in the consolidated financial statements of the investee’s net assets including goodwill.
2.10	Financial assets
2.10.1	Classification

The Group classifies its financial assets in the following categories: at fair value through profit or loss, loans and receivables, and available-for-sale financial assets. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition. Other than loans and receivables and available-for-sale financial assets, the Group did not hold any financial assets carried at fair value through profit or loss during 2010 and 2009.
(a)	Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for maturities greater than 12 months after the end of the reporting period. These are classified as non-current assets. The Group’s loans and receivables comprise “long-term receivables”, “trade and other receivables”, “short term deposits” and “cash and cash equivalents” in the balance sheet (Notes 2.15 and 2.16).

(b)	Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless the investment matures or management intends to dispose of it within 12 months of the end of the reporting period.

2.	PRINCIPAL ACCOUNTING POLICIES (Continued)
2.10	Financial assets (Continued)
2.10.2	Recognition and measurement

Regular way purchases and sales of financial assets are recognised on the trade-date — the date on which the Group commits to purchase or sell the asset. Investments are initially recognised at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Available-for-sale financial assets are subsequently carried at fair value. Loans and receivables are subsequently carried at amortised cost using the effective interest method. Financial assets are derecognised when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership.

Changes in the fair value of monetary and non-monetary securities classified as available-for- sale are recognised in other comprehensive income.

When securities classified as available-for-sale are sold or impaired, the accumulated fair value adjustments recognised in equity are included in the comprehensive income statement as ‘gains and losses from investment securities’.

Dividends on available-for-sale equity instruments are recognised in the comprehensive income statement as part of other income when the Group’s right to receive payments is established.

The fair values of quoted investments are based on current bid prices. If the market for a financial asset is not active (and for unlisted securities), the Group established fair value by using valuation techniques. These include the use of recent arm’s length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis, and option pricing models, making maximum use of market inputs and relying as little as possible on entity-specific inputs. In case of unlisted equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably determined via valuation techniques, they are measured at cost, subject to impairment review.
2.11	Offsetting financial instruments

Financial assets and liabilities are offset and the net amount reported in the balance sheet when there is a legally enforceable right to offset the recognised amounts and there is an intention to settle on a net basis, or realise the asset and settle the liability simultaneously.

Guangshen Railway Company Limited     Annual Report 2010

2.	PRINCIPAL ACCOUNTING POLICIES (Continued)
2.12	Impairment of financial assets
(a)	Assets carried at amortised cost

The Group assesses at the end of each reporting period whether there is objective evidence that a financial asset or group of financial assets is impaired. A financial asset or a group of financial assets is impaired and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a ‘loss event’) and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated.

The criteria that the Group uses to determine that there is objective evidence of an impairment loss include:
•	Significant financial difficulty of the issuer or obligor;

•	A breach of contract, such as a default or delinquency in interest or principal payments;

•	The Group, for economic or legal reasons relating to the borrower’s financial difficulty, granting to the borrower a concession that the lender would not otherwise consider;

•	It becomes probable that the borrower will enter bankruptcy or other financial reorganisation;

•	The disappearance of an active market for that financial asset because of financial difficulties; or

•	Observable data indicating that there is a measurable decrease in the estimated future cash flows from a portfolio of financial assets since the initial recognition of those assets, although the decrease cannot yet be identified with the individual financial assets in the portfolio, including:
(i)	adverse changes in the payment status of borrowers in the portfolio;

(ii)	national or local economic conditions that correlate with defaults on the assets in the portfolio.
The Group first assesses whether objective evidence of impairment exists.

2.	PRINCIPAL ACCOUNTING POLICIES (Continued)
2.12	Impairment of financial assets (Continued)
(a)	Assets carried at amortised cost (Continued)

The amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate. The carrying amount of the asset is reduced and the amount of the loss is recognised in the comprehensive income statement. If a loan or held-to-maturity investment has a variable interest rate, the discount rate for measuring any impairment loss is the current effective interest rate determined under the contract. As a practical expedient, the Group may measure impairment on the basis of an instrument’s fair value using an observable market price.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognised (such as an improvement in the debtor’s credit rating), the reversal of the previously recognised impairment loss is recognised in the comprehensive income statement.

(b)	Assets classified as available for sale

The Group assesses at the end of each reporting period whether there is objective evidence that a financial asset or a group of financial assets is impaired. For debt securities, the Group uses the criteria refer to (a) above. In the case of equity investments classified as available for sale, a significant or prolonged decline in the fair value of the security below its cost is also evidence that the assets are impaired. If any such evidence exists for available- for-sale financial assets, the cumulative loss — measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognised in profit or loss — is removed from equity and recognised in the separate comprehensive income statement. Impairment losses recognised in the separate comprehensive income statement on equity instruments are not reversed through the separate comprehensive income statement. If, in a subsequent period, the fair value of a debt instrument classified as available for sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognised in profit or loss, the impairment loss is reversed through the separate comprehensive income statement.
2.13	Deferred employee costs

The Group implemented a scheme (the “Scheme”) for selling staff quarters to its employees in 2000. Under the Scheme, the Group sold certain staff quarters to their employees at preferential prices in the form of housing benefits provided to these employees. The total housing benefits (the “Benefits”), which represent the difference between the net book value of the staff quarters sold and the proceeds collected from the employees, are expected to benefit the Group at least over 15 years, which was determined according to the contractual service period of the employees participating in the Scheme. Upon the implementation of the Scheme in 2000, the Benefits were recorded as deferred employee costs and the balance is then amortised over the contractual service period of the employees participating in the Scheme.

Guangshen Railway Company Limited     Annual Report 2010
2.	PRINCIPAL ACCOUNTING POLICIES (Continued)
2.13	Deferred employee costs (Continued)

At the end of the reporting period, the Group reassesses whether there is any indication of impairment, taking into account the remaining service period of the employees and other qualitative factors. If such indication exists, a detailed analysis will be performed in order to assess whether the carrying amount of the deferred employee costs can be recoverable in full. A write-down is made if the carrying amount exceeds the recoverable amount.

2.14	Materials and supplies

Materials and supplies are stated at the lower of cost and net realisable value. Cost is determined using the weighted average method. Materials and supplies are charged as fuel costs and repair and maintenance expenses when consumed, or capitalised to fixed assets when the items are installed with the related fixed assets, whichever is appropriate. Net realisable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses.

2.15	Trade and other receivables

Trade receivables are amounts due from customers for merchandise sold or services performed in the ordinary course of business. If collection of trade and other receivables is expected in one year or less (or in the normal operating cycle of the business if longer), they are classified as current assets. If not, they are presented as non-current assets.

Trade and other receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less provision for impairment.

2.16	Cash and cash equivalents

Cash and cash equivalents include cash in hand; deposits held at call with banks; and other short-term highly liquid investments with original maturities of three months or less.

2.17	Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

2.18	Trade payables

Trade payables are obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers. Accounts payable are classified as current liabilities if payment is due within one year or less (or in the normal operating cycle of the business if longer). If not, they are presented as non-current liabilities.

Trade payables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method.

2.	PRINCIPAL ACCOUNTING POLICIES (Continued)
2.19	Borrowings

Borrowings (including bonds payable) are recognised initially at fair value, net of transaction costs incurred. They are subsequently stated at amortised cost; and any difference between proceeds (net of transaction costs) and the redemption value is recognised in the comprehensive income statement over the period of the borrowings using the effective interest method.

Fees paid on the establishment of loan facilities are recognised as transaction costs of the loan to the extent that it is probable that some or all of the facility will be drawn down. In this case, the fee is deferred until the draw-down occurs. To the extent there is no evidence that it is probable that some or all of the facility will be drawn down, the fee is capitalised as a prepayment for liquidity services and amortised over the period of the facility to which it relates.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the end of the reporting period.

2.20	Current and deferred income tax

The tax expense for the period comprises current and deferred tax. Tax is recognised in the consolidated comprehensive income statement, except to the extent that it relates to items recognised in other comprehensive income or directly in equity. In this case, the tax is also recognised in other comprehensive income or directly in equity, respectively.

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the balance sheet date in the countries where the Company’s subsidiaries and associates operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation and establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred income tax is recognised, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, the deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit nor loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled.

Deferred income tax assets are recognised only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associates, except for deferred income tax liability where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

Guangshen Railway Company Limited     Annual Report 2010
2.	PRINCIPAL ACCOUNTING POLICIES (Continued)
2.20	Current and deferred income tax (Continued)

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes assets and liabilities relate to income taxes levied by the same taxation authority on either the taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

2.21	Employee benefits
(a)	Defined contribution plan

The Group pays contributions to defined contribution schemes operated by the local government for employee benefits in respect of pension and housing, etc. The Group has no further payment obligations once the contributions have been paid. The contributions to the defined contribution schemes are recognised as staff costs when they are due.

(b)	Termination benefits

Termination benefits are payable when selected employees who meet certain criteria accept voluntary redundancy in exchange for these benefits, with specific approval granted by management of the Group. The Group recognises retirement benefits when it is demonstrably committed to either terminate the employment of current employees according to a detailed formal plan without possibility of withdrawal or to provide retirement benefits as a result of an offer made to encourage voluntary redundancy. Benefits falling due more than 12 months after balance sheet date are discounted to present value.
2.22	Provisions

Provisions for environmental restoration, restructuring costs and legal claims are recognised when: the Group has a present legal or constructive obligation as a result of past events; it is probable that an outflow of resources will be required to settle the obligation; and the amount has been reliably estimated. Restructuring provisions comprise lease termination penalties and employee termination payments. Provisions are not recognised for future operating losses.

Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognised even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognised as interest expense.

2.	PRINCIPAL ACCOUNTING POLICIES (Continued)
2.23	Revenue recognition

Revenue comprises the fair value of the consideration received or receivable for the sale of goods and services in the ordinary course of the Group’s activities. Revenue is shown net of value-added tax, returns, rebates and discounts and after eliminating sales within the Group.

The Group recognises revenue when the amount of revenue can be reliably measured, it is probable that future economic benefits will flow to the entity and specific criteria have been met for each of the Group’s activities as described below. The Group bases its estimates on historical results, taking into consideration the type of customer, the type of transactions and the specifics of each arrangement.
(a)	Revenue from railway business

Revenue from railway business includes revenue from passenger and freight services and revenue from railway network usage and services. Revenue from railway business is recognised when the services are rendered and revenue can be reliably measured.

(b)	Revenue from other businesses

Revenue from other business principally includes services offered in railway stations, sales of food, beverages and merchandises on board the trains and in the railway stations. Revenue from other business is recognised once the related services or goods are delivered, the related risks and rewards of ownership have been transferred and revenue can be reliably measured.

(c)	Interest income

Interest income is recognised using the effective interest method. When a loan and receivable is impaired, the Group reduces the carrying amount to its recoverable amount, being the estimated future cash flow discounted at original effective interest rate of the instrument, and continues unwinding the discount as interest income. Interest income on impaired receivables is recognised using the original effective interest rate.

(d)	Dividend income

Dividend income is recognised when the right to receive payment is established.

(e)	Rental income

Revenue from operating lease arrangements is recognised on a straight-line basis over the period of the respective leases.

Guangshen Railway Company Limited    Annual Report 2010
2.	PRINCIPAL ACCOUNTING POLICIES (Continued)
2.24	Government grants

Grants from the government are recognised at their fair value where there is a reasonable assurance that the grant will be received and the Group will comply with all attached conditions.

Government grants relating to costs are deferred and recognised in the comprehensive income statement over the period necessary to match them with the costs that they are intended to compensate.

Government grants relating to property, plant and equipment are included in non-current liabilities as deferred government grants and are credited to the comprehensive income statement on a straight-line basis over the expected lives of the related assets.

The Group changed the accounting policy in respect of government grants relating to property, plant and equipment from 1 January 2010. Please refer to Note 5 for more details.

2.25	Operating leases

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the comprehensive income statement on a straight-line basis over the period of the lease. Please refer to Note 2.23(e) for accounting policy on operating lease income.

2.26	Dividend distribution

Dividend distribution to the Company’s shareholders is recognised as a liability in the Group’s financial statements in the period in which the dividends are approved by the Company’s shareholders.

3.	FINANCIAL RISK MANAGEMENT
3.1	Financial risk factor

The Group’s activities expose it to a variety of financial risks: price risk, foreign currency risk, cash flow and fair value interest rate risk, credit risk, and liquidity risk. The Group’s overall risk management strategy seeks to minimise the potential adverse effects on the financial performance of the Group.
(a)	Price risk

The Group is exposed to price risk because of investments held by the Group and classified as available-for-sale on the consolidated balance sheet.

To manage its price risk arising from investments in equity interests, the Group diversifies its portfolio. Diversification of the portfolio is made in accordance with the limits set by the Group.

(b)	Foreign currency risk

The Group mainly operates in the PRC with most of the transactions settled in RMB. RMB is also the functional currency of the Company and its subsidiaries. RMB is not freely convertible into other foreign currencies. The conversion of RMB denominated balances into foreign currencies is subject to the rates and regulations of foreign exchange control promulgated by the PRC government. Any foreign currency denominated monetary assets and liabilities other than in RMB would subject the Group to foreign exchange exposure.

The Group’s objective of managing the foreign currency risk is to minimise potential adverse effects arising from foreign transaction movements. Depending on volatility of specific foreign currency exposed, measures are taken by management to manage the foreign currency positions.

Guangshen Railway Company Limited     Annual Report 2010
3.	FINANCIAL RISK MANAGEMENT (Continued)
3.1	Financial risk factor (Continued)
(b)	Foreign currency risk (Continued)

The following table shows the Group’s exposures to foreign currency rate fluctuation arising from foreign currency denominated monetary assets and liabilities:

		As at 31 December
Monetary assets	Currency	2010	2009
and liabilities	denomination	(RMB’000)	(RMB’000)

Cash and cash equivalents	USD	322	455
Cash and cash equivalents	HKD	103,221	66,801
Other receivables	HKD	549	994
Trade payables	USD	—	(939)
The Group may experience a loss as a result of any foreign currency exchange rate fluctuations in connection with the deposits and other monetary assets and liabilities shown above. The Group has not used any means to hedge the exposure.

As at 31 December 2010, if RMB had weakened/strengthened by 5% against the HKD with all other variables held constant, profit before tax for the year would have been RMB5,200,000 (2009: RMB3,390,000) higher/lower, mainly as a result of foreign exchange gains/losses on translation of HKD-denominated cash in banks. The impact of exchange fluctuations of USD is not significant.
(c)	Cash flow and fair value interest rate risk

Other than deposits held in banks, the Group does not have significant interest-bearing assets. The average interest rate of deposits held in banks in the PRC throughout the year was approximately 0.87% (2009: 1.27%). Any change in the interest rate promulgated by the People’s Bank of China from time to time is not considered to have significant impact to the Group.

The Group’s interest rate risk which affects its income and operating cash flows mainly arises from bonds payable. The bonds payable were at fixed rates, and expose the Group to fair value interest rate risk.
(d)	Credit risk

Credit risk is managed on a group basis. Credit risk arises from cash and cash equivalents, trade and other receivables (excluding prepayments), short-term deposit and long-term receivable.

3.	FINANCIAL RISK MANAGEMENT (Continued)
3.1	Financial risk factor (Continued)
(d)	Credit risk (Continued)

Cash and short term liquid investments are placed with reputable banks. There was no recent history of default of cash and cash equivalents and short-term deposits from such financial institutions/authority. The majority of the Group’s trade receivable balances and long term receivable balance are due from third party customers as a result of rendering of services or sales of merchandises. The Group’s other receivable balances mainly arise from services rendered other than the main railway transportation operations. The Group performs ongoing credit evaluations of its customers/debtors’ financial condition and generally does not require collateral from the customers/debtors’ account on the outstanding balances. Based on the expected realisability and timing for collection of the outstanding balances, the Group maintains a provision for doubtful accounts and actual losses incurred have been within management’s expectation. In view of the history of business dealings made with the customers and the sound collection history of the receivables due from them, management believes that there is no material credit risk inherent in the Group’s outstanding receivable balances.

There were no other financial assets carrying a significant exposure to credit risk.

With the consideration stated of the above and due to the fact that the majority of the Group’s revenue is derived from the railroad businesses which are cash transactions, the directors believe that there is no significant credit risk inherent in the Group’s business during the reporting period.
(e)	Liquidity risk

Prudent liquidity risk management includes maintaining sufficient cash, the availability of funding through an adequate amount of committed credit facilities and the ability to close out market positions.

Management monitors rolling forecasts of the Group’s liquidity reserves (comprising undrawn borrowing facilities and cash and cash equivalents) on the basis of expected cash flows.

Guangshen Railway Company Limited     Annual Report 2010
3.	FINANCIAL RISK MANAGEMENT (Continued)
3.1	Financial risk factor (Continued)
(e)	Liquidity risk (Continued)

The table below analyses the Group’s financial liabilities into relevant maturity groupings based on the remaining period at the balance sheet to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows. Balances due within 12 months equal their carrying balances, as the impact of discounting is not significant.

	Less than	Between	Between
	1 year	1 and 2 years	2 and 5 years
Group	RMB’000	RMB’000	RMB’000

At 31 December 2010
Bonds payable (including interests) (Note 25)	167,650	167,650	3,828,410
Trade and other payables excluding statutory liabilities (Notes 27 and 28)	1,732,119	—	—
Payables for fixed assets and construction-in-progress	477,806	—	—

At 31 December 2009
Bonds payable (including interests) (Note 25)	167,650	167,650	3,996,060
Trade and other payables excluding statutory liabilities (Notes 27 and 28)	1,394,977	—	—
Payables for fixed assets and construction-in-progress	674,652	—	—

	Less than	Between	Between
	1 year	1 and 2 years	2 and 5 years
Company	RMB'000	RMB'000	RMB'000

At 31 December 2010
Bonds payable (including interests) (Note 25)	167,650	167,650	3,828,410
Trade and other payables excluding statutory liabilities (Notes 27 and 28)	1,774,388	—	—
Payables for fixed assets and construction-in-progress	477,769	—	—

At 31 December 2009
Bonds payable (including interests) (Note 25)	167,650	167,650	3,996,060
Trade and other payables excluding statutory liabilities (Notes 27 and 28)	1,433,071	—	—
Payables for fixed assets and construction-in-progress	674,595	—	—

3.	FINANCIAL RISK MANAGEMENT (Continued)
3.2	Capital risk management

The Group’s objectives of managing capital are to safeguard the Group’s ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders; as well as to maintain an optimal capital structure to reduce the cost of capital.

In order to maintain or adjust the capital structure, the Group may adjust the amount of dividends paid to shareholders, issue new shares or sell assets to reduce debt.

The Group monitors capital by regularly reviewing the gearing ratio. This ratio is calculated as net debt divided by total capital. Net debt is calculated as total borrowings (including current and non-current bank borrowings and bonds payable as shown in the consolidated balance sheet) less cash and cash equivalents. Total capital is calculated as ‘equity’, as shown in the consolidated balance sheet plus net debt.

The gearing ratios as at 31 December 2010 and 2009 were as follows:

	2010	2009
	RMB’000	RMB’000

Total bonds payable (Notes 25)	3,471,994	3,465,801
Less: Cash and cash equivalents (Note 37(c))	(2,659,058)	(1,115,651)

Net debt	812,936	2,350,150
Total equity	24,222,576	23,304,355

Total capital	25,035,512	25,654,505

Gearing ratio	3%	9%

The decrease in the gearing ratio in 2010 is primarily due to the increase in cash and cash equivalents. The directors are of the view that current capital structure is within their expectation.
3.3	Fair value estimation

According to amendment to IFRS 7 for financial instruments that are measured in the balance sheet at fair value, it requires disclosure of fair value measurements by level of following fair value measurement hierarchy:
•	Quoted prices (unadjusted) in active markets for identical assets or liabilities (level 1).

•	Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices) (level 2).

•	Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs) (level 3).
As at 31 December 2009 and 2010, the Group did not have any financial instruments that were measured at fair value.

The fair values of long-term receivable and bonds payable for disclosure purposes are estimated by discounting the future contractual cash flows at the current market interest rate that is available to the Group for similar financial instruments.

Guangshen Railway Company Limited     Annual Report 2010
4.	CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.
4.1	Critical accounting estimates and assumptions

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are addressed below.
(a)	The estimates of the depreciable lives of fixed assets

The estimate of depreciable lives of fixed assets, especially tracks, bridges and service roads, was made by the directors with reference to the historical usage of the assets; their expected physical wear and tear; results of recent durability assessment performed; technical or commercial obsolescence arising from changes or improvements in production of similar fixed assets, the right of the Group to renew the land use right grants and the land use right lease on which these assets are located (Notes 2.5 and 39(b)), and the changes in market demand for, or legal or comparable limits imposed on, the use of such fixed assets.

The current estimated useful lives are stated in Note 2.5. If the estimated depreciable lives of tracks, bridges and service roads had been increased/decreased by 10%, the depreciation expenses of fixed assets for the year ended 31 December 2010 would have been decreased/ increased by approximately RMB18,712,000 and RMB22,870,000 respectively (2009: RMB17,832,000 and RMB21,795,000).
(b)	Estimated impairment of goodwill

The Group tests whether goodwill has suffered any impairment annually or, whenever there is an indication of impairment, in accordance with the accounting policy stated in Note 2.8. The recoverable amounts of cash-generating units have been determined based on the higher of an asset’s fair value less costs to sell and value in use. These calculations require the use of estimates (Note 10).
(c)	Estimated impairment of non-financial assets (other than goodwill)

In determining whether an asset is impaired or the event previously causing the impairment no longer exists, management has to exercise judgement, particularly in assessing: (1) whether an event has occurred that may affect the asset value or such event affecting the asset value has not been in existence; (2) whether the carrying value of an asset can be supported by the net present value of future cash flows which are estimated based upon the continued use of the asset or derecognition; and (3) the appropriate key assumptions to be applied in preparing cash flow projections including whether these cash flow projections are discounted using an appropriate rate. Changing the assumptions selected by management to determine the level of impairment, including the discount rate or the growth rate assumptions in the cash flow projections, could materially affect the net present value used in the impairment test.
(d)	Income taxes

The Group recognizes liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred income tax assets and liabilities in the period in which such determination is made.

5.	CHANGES IN ACCOUNTING POLICIES

During the current year, the Group changed its accounting policies in respect of fixed assets and government grants to enhance the comparability of the Group’s financial statements with those of the other listed companies with similar background, as well as to eliminate the differences between the Group’s financial statements under IFRS and its PRC Generally Accepted Accounting Principles (“GAAP”) financial statements.
(a)	Change in accounting policy for fixed assets

The Group’s first financial statements prepared under IFRS were for the year ended 31 December 1996, with the start of the earliest comparative period being 1 January 1994. During the period from 1 January 1994 to 31 December 1996, the Group was required, due to the Restructuring, by the applicable laws and regulations of the PRC to undertake a valuation of the to-be-listed fixed assets by an independent appraisal firm and the values arising from this valuation became the deemed costs of the related fixed assets included the Group’s PRC GAAP financial statements.

However, prior to the improvements to IFRSs (2010) issued in May 2010, IFRS 1 only permitted such valuations to be used as deemed cost if the event occurred before the date of the entity’s transition to IFRS. As this valuation was performed as at a date later than the date of transition to IFRS, the Group was not permitted at that time to adopt these valuations as deemed cost for the purposes of its IFRS financial statements.

With the improvements to IFRSs (2010) issued in May 2010, IFRS 1 was revised and the revalued amounts can become deemed costs so long as the revaluation takes place at periods before or during the first-time adopters’ first set of IFRS financial statements. In addition, the IASB has made a special provision in this IFRS 1 that existing IFRS preparers may also be able to retrospectively apply this.

The Group early adopted the aforementioned improved IFRS 1 from 1 January 2010. The impact of the improved IFRS 1 was applied retrospectively and the comparative financial information has also been restated. The effect of the change is tabulated below:

	As at	As at	As at
	31 December	31 December	1 January
	2010	2009	2009
Group and Company	RMB’000	RMB’000	RMB’000

Increase in fixed assets	863,187	890,636	918,225
Decrease in deferred income tax assets	(217,084)	(223,123)	(228,641)
Increase in share premium	1,270,011	1,270,011	1,270,011
Decrease in retained earnings	(623,908)	(602,498)	(580,427)

Guangshen Railway Company Limited     Annual Report 2010
5.	CHANGE IN ACCOUNTING POLICIES (Continued)
(a)	Change in accounting policy for fixed assets (Continued)

	Year ended 31 December
	2010	2009	2008
Group and Company	RMB’000	RMB’000	RMB’000

Increase in operating expenses	27,449	27,171	37,106
Increase in other expense, net	—	418	42
Decrease in income tax expense	(6,039)	(5,518)	(6,687)

Decrease in profit for the period	21,410	22,071	30,461

	Year ended 31 December
	2010	2009	2008
Group and Company	RMB’000	RMB’000	RMB’000

Decrease in earnings per share for profit attributable to the equity holders of the Company during the period — Basic and diluted	—	—	—

(b)	Change in accounting policy for government grants

Under IAS 20 “Accounting for government grants and disclosure of government assistance”, government grants related to fixed assets are presented in the financial statements either by setting up the grant as deferred income or by deducting the grant in arriving at the carrying amount of the related fixed asset. Prior to 1 January 2010, the Group accounted for government grant related to fixed assets as a deduction to the carrying amount of the related fixed assets. The grants are recognised in profit or loss over the lives of the related fixed assets by way of a reduced depreciation charge. With the consideration of the following, the Group changed its accounting policy during the current year to account for government grants related to fixed assets as deferred income that is recognised in profit or loss on a systematic basis over the useful lives of the related fixed assets:
–	The practice of other listed companies with similar background;

–	Eliminating the difference between the Group’s financial statements udner IFRS and its PRC GAAP financial statments; and

–	The change will provide reliable and more relevant information regarding the relevant government grants received by the Company.
The change in the accounting policy for government grants has been accounted for retrospectively.

5.	CHANGE IN ACCOUNTING POLICIES (Continued)
(b)	Change in accounting policy for government grants (Continued)

The effect of the change is tabulated below:

	As at	As at	As at
	31 December	31 December	1 January
	2010	2009	2009
Group and Company	RMB’000	RMB’000	RMB’000

Increase in fixed assets	95,093	97,120	100,495
Increase in deferred government grants	95,093	97,120	100,495

	Year ended 31 December
	2010	2009	2008
Group and Company	RMB’000	RMB’000	RMB’000

Increase in operating expenses	3,388	3,375	3,963
Decrease in other expense, net	(3,388)	(3,375)	(3,963)

Other than the above stated, the aforementioned accounting policy changes do not have any impact on other notes to the financial statements.
6.	SEGMENT INFORMATION

The chief operating decision-makers have been identified as senior executives. Senior executives review the Group’s internal reporting in order to assess performance and allocate resources. Management has determined the operating segments based on these reports.

Senior executives consider the business from a perspective on revenues and operating results generated from railroad and related business conducted by the Company (“the Company’s Business”). Other segments mainly include provision of on-board catering services, warehousing services, hotel management services and sales of merchandises provided by the subsidiaries of the Group.

Senior executives assess the performance of the operating segments based on a measure of the profit before income tax. Other information provided, except as noted below, to senior executives is measured in a manner consistent with that in the financial statements.

Guangshen Railway Company Limited     Annual Report 2010
6.	SEGMENT INFORMATION (Continued)

The segment results for 2010 and 2009 are as follows:

	The Company’s Business				Total
		2009				2009
		RMB’000	All other segments			RMB’000
	2010	Restated	2010	2009	2010	Restated
	RMB’000	(Note 5)	RMB’000	RMB’000	RMB’000	(Note 5)

Segment revenue	13,249,298	12,212,031	245,977	173,726	13,495,275	12,385,757
Inter-segment revenue	—	—	(10,827)	—	(10,827)	—

Total revenue	13,249,298	12,212,031	235,150	173,726	13,484,448	12,385,757

Segment result	1,916,607	1,663,137	8,700	21,653	1,925,307	1,684,790

Finance costs	(186,101)	(236,437)	(71)	150	(186,172)	(236,287)
Share of results of associates	1,361	773	—	—	1,361	773
Depreciation	1,344,525	1,287,978	4,685	4,712	1,349,210	1,292,690
Amortisation of leasehold land payments	15,001	15,001	987	988	15,988	15,989
Write-down and amortisation of deferred employee costs	73,804	20,048	107	108	73,911	20,156
Recognition of employee benefits obligations	97,930	—	3,059	1,200	100,989	1,200
Impairment of construction-in-progress	—	448	—	—	—	448
Provision for doubtful accounts	(1,659)	299	(2)	115	(1,661)	414

6.	SEGMENT INFORMATION (Continued)

A reconciliation of the segment results to profit of 2010 and 2009 is as follows:

	The Company’s Business				Total
		2009				2009
		RMB’000	All other segments			RMB’000
	2010	Restated	2010	2009	2010	Restated
	RMB’000	(Note 5)	RMB’000	RMB’000	RMB’000	(Note 5)

Segment result	1,916,607	1,663,137	8,700	21,653	1,925,307	1,684,790
Income tax expense	(434,752)	(337,689)	(5,637)	(5,714)	(440,389)	(343,403)

Profit for the year	1,481,855	1,325,448	3,063	15,939	1,484,918	1,341,387

The Group is domiciled in the PRC. All the Group’s revenues were generated in the PRC, and the total assets are also located in the PRC.

	The Company’s Business				Elimination		Total
		2009				2009		2009
		RMB’000	All other segments			RMB’000		RMB’000
	2010	Restated	2010	2009	2010	Restated	2010	Restated
	RMB’000	(Note 5)	RMB’000	RMB’000	RMB’000	(Note 5)	RMB’000	(Note 5)

Total segment assets	30,555,755	29,370,613	249,132	239,228	(200,385)	(182,594)	30,604,502	29,427,247

Total segment assets include:
Investment in associates	120,661	119,547	—	—	—	—	120,661	119,547
Additions to non-current assets (other than financial instruments and deferred tax assets)	953,938	1,536,779	4,831	6,711	—	—	958,769	1,543,490
Total segment liabilities	6,410,992	6,145,644	94,864	73,800	(123,930)	(96,552)	6,381,926	6,122,892

There are approximately RMB11,520,698,000 (2009: RMB10,400,548,000) of the revenues of the Group which were settled through the Ministry of Railway of the PRC (“MOR”) (Note 41). Except that, no revenues derived from a single external customer have exceeded 10% of the total revenues.

Guangshen Railway Company Limited   Annual Report 2010
7.	FIXED ASSETS

	Group
		Tracks,	Locomotives	Communications	Other
		bridges and	and rolling	and signalling	machinery
	Buildings	service roads	stock	systems	and equipment	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
	(Note 5)	(Note 5)	(Note 5)	(Note 5)	(Note 5)	(Note 5)

At 1 January 2009
Cost, restated	4,556,120	14,254,098	6,499,176	1,446,878	3,922,893	30,679,165
Accumulated depreciation, restated	(916,996)	(1,610,424)	(1,098,358)	(573,268)	(1,557,356)	(5,756,402)
Impairment, restated	—	—	—	—	(197)	(197)

Net book amount, restated	3,639,124	12,643,674	5,400,818	873,610	2,365,340	24,922,566

Year ended 31 December 2009
Opening net book amount	3,639,124	12,643,674	5,400,818	873,610	2,365,340	24,922,566
Additions	27,802	102	366,342	24,262	143,204	561,712
Transfer from construction-in-progress (Note 8)	129,520	261,192	41,287	60,045	423,438	915,482
Reclassifications	(16,491)	—	—	(14)	16,505	—
Disposals, restated	(5,049)	(62,689)	—	—	(2,664)	(70,402)
Depreciation charges, restated	(153,679)	(203,364)	(405,711)	(177,996)	(352,279)	(1,293,029)

Closing net book amount, restated	3,621,227	12,638,915	5,402,736	779,907	2,593,544	25,036,329

At 31 December 2009
Cost, restated	4,677,195	14,437,512	6,945,305	1,531,255	4,449,452	32,040,719
Accumulated depreciation, restated	(1,055,968)	(1,798,597)	(1,542,569)	(751,348)	(1,855,860)	(7,004,342)
Impairment, restated	—	—	—	—	(48)	(48)

Net book amount, restated	3,621,227	12,638,915	5,402,736	779,907	2,593,544	25,036,329

Year ended 31 December 2010
Opening net book amount	3,621,227	12,638,915	5,402,736	779,907	2,593,544	25,036,329
Additions	4,335	—	16,272	16,595	131,947	169,149
Transfer from construction-in-progress (Note 8)	153,588	212,188	15,914	185,468	170,126	737,284
Reclassifications	—	—	(492)	4,709	(4,217)	—
Disposals	(1,868)	(47,478)	(64,750)	(8,619)	(4,290)	(127,005)
Depreciation charges	(174,066)	(205,829)	(417,190)	(176,582)	(375,960)	(1,349,627)

Closing net book amount	3,603,216	12,597,796	4,952,490	801,478	2,511,150	24,466,130

At 31 December 2010
Cost	4,832,566	14,593,786	6,873,927	1,522,555	(4,716,620)	32,539,454
Accumulated depreciation	(1,229,350)	(1,995,990)	(1,921,437)	(721,077)	(2,205,422)	(8,073,276)
Impairment	—	—	—	—	(48)	(48)

Net book amount	3,603,216	12,597,796	4,952,490	801,478	2,511,150	24,466,130

7.	FIXED ASSETS (Continued)

	Company
		Tracks,	Locomotives	Communications	Other
		bridges and	and rolling	and signalling	machinery
	Buildings	service roads	stock	systems	and equipment	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
	(Note 5)	(Note 5)	(Note 5)	(Note 5)	(Note 5)	(Note 5)

At 1 January 2009
Cost, restated	4,443,841	14,223,509	6,499,176	1,446,719	3,907,037	30,520,282
Accumulated depreciation, restated	(872,879)	(1,590,527)	(1,098,358)	(573,123)	(1,546,825)	(5,681,712)
Impairment, restated	—	—	—	—	(197)	(197)

Net book amount, restated	3,570,962	12,632,982	5,400,818	873,596	2,360,015	24,838,373

Year ended 31 December 2009
Opening net book amount, restated	3,570,962	12,632,982	5,400,818	873,596	2,360,015	24,838,373
Additions	25,019	102	366,342	24,262	142,125	557,850
Transfer from Construction-in-progress (Note 8)	129,473	261,191	41,287	60,045	422,803	914,799
Reclassifications	(16,491)	—	—	1	16,490	—
Disposals, restated	(2,752)	(62,689)	—	—	(2,648)	(68,089)
Depreciation charges, restated	(150,736)	(203,293)	(405,711)	(177,997)	(350,579)	(1,288,316)

Closing net book amount, restated	3,555,475	12,628,293	5,402,736	779,907	2,588,206	24,954,617

At 31 December 2009
Cost, restated	4,562,934	14,406,921	6,945,305	1,531,154	4,432,837	31,879,151
Accumulated depreciation, restated	(1,007,459)	(1,778,628)	(1,542,569)	(751,247)	(1,844,583)	(6,924,486)
Impairment, restated	—	—	—	—	(48)	(48)

Net book amount, restated	3,555,475	12,628,293	5,402,736	779,907	2,588,206	24,954,617

Year ended 31 December 2010
Opening net book amount	3,555,475	12,628,293	5,402,736	779,907	2,588,206	24,954,617
Additions	2,568	—	16,272	16,595	130,118	165,553
Transfer from Construction-in-progress (Note 8)	150,236	212,188	15,914	185,468	170,127	733,933
Reclassifications	—	—	(492)	4,709	(4,217)	—
Disposals	(1,868)	(47,478)	(64,750)	(8,619)	(4,263)	(126,978)
Depreciation charges	(170,930)	(205,758)	(417,190)	(176,582)	(374,484)	(1,344,944)

Closing net book amount	3,535,481	12,587,245	4,952,490	801,478	2,505,487	24,382,181

At 31 December 2010
Cost	4,713,359	14,563,195	6,873,927	1,522,454	4,709,799	32,382,734
Accumulated depreciation	(1,177,878)	(1,975,950)	(1,921,437)	(720,976)	(2,204,264)	(8,000,505)
Impairment	—	—	—	—	(48)	(48)

Net book amount	3,535,481	12,587,245	4,952,490	801,478	2,505,487	24,382,181

Guangshen Railway Company Limited    Annual Report 2010
7.	FIXED ASSETS (Continued)

As at 31 December 2010, the ownership certificates of certain buildings (“Building Ownership Certificates”) of the Group and the Company with an aggregate carrying value of approximately RMB916,538,000 and RMB862,418,000, respectively (2009: RMB1,329,751,000 and RMB1,327,185,000) had not been obtained by the Group and the Company. After consultation made with the Company’s legal counsel, the directors of the Company consider that there is no legal restriction for the Group or the Company to apply for and obtain the Building Ownership Certificates and it should not lead to any significant adverse impact on the operations of the Group or the Company.

As at 31 December 2010, fixed assets of the Group and the Company with an aggregate net book value of approximately RMB27,024,000 (2009: RMB27,190,000) had been fully depreciated but they were still in use.

8.	CONSTRUCTION-IN-PROGRESS

	Group		Company
	2010	2009	2010	2009
	RMB’000	RMB’000	RMB’000	RMB’000

At 1 January	662,183	504,775	660,023	504,775
Additions	827,963	1,073,338	826,754	1,070,495
Impairment	—	(448)	—	(448)
Transfer to fixed assets (Note 7)	(737,284)	(915,482)	(733,933)	(914,799)

At 31 December	752,862	662,183	752,844	660,023

For the year ended 31 December 2010, no interest expenses (2009: none) were capitalised in the construction-in-progress balance.

9.	LEASEHOLD LAND PAYMENTS

	Group	Company
	RMB’000	RMB’000

At 1 January 2009
Cost	791,213	750,710
Accumulated amortisation	(198,845)	(193,158)

Net book amount	592,368	557,552

Year ended 31 December 2009
Opening net book amount	592,368	557,552
Amortisation charges	(15,989)	(15,001)

Closing net book amount	576,379	542,551

At 31 December 2009
Cost	791,213	750,710
Accumulated amortisation	(214,834)	(208,159)

Net book amount	576,379	542,551

Year ended 31 December 2010
Opening net book amount	576,379	542,551
Amortisation charges	(15,988)	(15,001)

Closing net book amount	560,391	527,550

At 31 December 2010
Cost	791,213	750,710
Accumulated amortisation	(230,822)	(223,160)

Net book amount	560,391	527,550

As at 31 December 2010, land use right certificates (“Land Certificates”) of certain parcels of land of the Group and the Company with an aggregate area of 1,620,894 and 1,448,472 square meters (2009: 1,620,894 and 1,448,472), respectively had not been obtained. After consultation made with the Company’s legal counsel, the directors consider that there is no legal restriction for the Group or the Company to apply for and obtain the Land Certificates and it should not lead to any significant adverse impact on the operations of the Group or the Company.

Guangshen Railway Company Limited    Annual Report 2010
10.	GOODWILL

Group and
Company
RMB’000

Year ended 31 December 2009 and 2010
Opening net book amount	281,255
Additions	—

Closing net book amount	281,255

At 31 December 2009 and 2010
Cost	281,255
Accumulated impairment	—

Net book amount	281,255

The goodwill balance arose from the excess of a purchase consideration paid by the Company over the aggregate fair values of the identifiable assets, liabilities and contingent liabilities of the Yangcheng Railway Business acquired by the Company.

Prior to 1 January 2009, the goodwill had been allocated to a cash-generating units (“CGU”) comprising the Yangcheng Railway Business. The recoverable amount of that CGU is determined based on value-in-use calculations and no impairment losses had been recognised prior to 1 January 2009.

On 1 January 2009, the Group integrated the Yangcheng Railway Business with the Group’s railway business in order to improve operation efficiency. As a result, the management considers that the Yangcheng Railway Business and the Group’s remaining railway business (collectively the “Combined Railway Business”) represents the lowest level of cash-generating units within the Group at which goodwill is monitored for internal management purposes. In addition, the Combined Railway Business is not larger than an operating segment determined under with IFRS 8. Therefore, the Group has reallocated the goodwill to the cash generating unit (“CGU”) comprising the Combined Railway Business.

The recoverable amount of the CGU is determined based on value-in-use calculations. These calculations use pre-tax cash flow projections based on financial forecasts prepared by management covering a five- year period. Cash flows beyond the five-year period are extrapolated using the estimated growth rates stated below.

10.	GOODWILL (Continued)

The key assumptions used for value-in-use calculations are as follows:

Railroad
business

Gross margin	27.6%
Growth rate	2%
Discount rate	11.54%

Management estimated the gross margin and growth rate based on past performance and its expectations for the market development. The discount rate used is pre-tax and reflect specific risks relating to the railroad business segment.

If the budgeted growth rate used in the value-in-use calculation for the CGU in railroad business had been 10% lower than management’s estimates at 31 December 2010, the Group would have no impairment recognised against goodwill.

If the estimated pre-tax discount rate applied to the discounted cash flows for the CGU in railroad business had been 1% higher than management’s estimates, the Group would have no impairment recognised against goodwill.

11.	INVESTMENTS IN SUBSIDIARIES

	Company
	2010	2009
	RMB’000	RMB’000

Unlisted shares, at cost	80,274	80,274

Guangshen Railway Company Limited    Annual Report 2010
11.    INVESTMENTS IN SUBSIDIARIES (Continued)
As at 31 December 2010, the Company had direct or indirect interests in the following subsidiaries which are incorporated/established and are operating in the PRC:

		Percentage of equity
	Date of	interest attributable
	incorporation/	to the Company
Name of the entity	establishment	Directly	Indirectly	Paid-in capital	Principal activities
Dongguan Changsheng Enterprise Company	22 May 1992	51%	—	RMB38,000,000	Warehousing
Shenzhen Fu Yuan Enterprise Development Company (“Fu Yuan”)	1 November 1991	97.3%	2.7%	RMB18,500,000	Hotel management
Shenzhen Pinghu Qun Yi Railway Store Loading and Unloading Company	11 September 1993	55%	—	RMB10,000,000	Cargo loading and unloading, warehousing, freight transportation

Shenzhen Nantie Construction Supervision Company	8 May 1995	67.46%	9.2%	RMB3,000,000	Supervision of construction projects
Shenzhen Railway Property Management Company Limited	13 November 2001	—	100%	RMB3,000,000	Property management
Shenzhen Guangshen Railway Travel Service Ltd.	16 August 1995	75%	25%	RMB2,400,000	Travel agency
Shenzhen Shenhuasheng Storage and Transportation Company Limited	2 January 1985	41.5%	58.5%	RMB2,000,000	Warehousing, freight transport and packaging agency services

Shenzhen Guangshen Railway Economic and Trade Enterprise Company Limited	7 March 2002	—	100%	RMB2,000,000	Catering management
Shenzhen Railway Station Passenger Services Company	18 December 1986	100%	—	RMB1,500,000	Catering services and sales of merchandise
Guangshen Railway Station Dongqun Trade and Commerce Service Company	23 November 1992	100%	—	RMB1,020,000	Sales of merchandises
Guangzhou Tielian Economy Development Company Limited (“Tielian”)	27 December 1994	50.50%	—	RMB1,000,000	Warehousing and freight transport agency services
Guangzhou Dongqun Advertising Company Limited	6 March 1996	—	100%	RMB500,000	Advertising service
Guangzhou Railway Huangpu Service Company	15 March 1985	100%	—	RMB379,000	Cargo loading and unloading, warehousing, freight transportation
All the above subsidiaries are limited liability companies.

12.    INVESTMENTS IN ASSOCIATES

	Group		Company
	2010	2009	2010	2009
	RMB’000	RMB’000	RMB’000	RMB’000

Unlisted shares, at cost	—	—	210,529	210,529
Share of net assets	150,350	149,236	—	—
Less: provision for impairment in value (Note a)	(29,689)	(29,689)	(99,454)	(98,608)

	120,661	119,547	111,075	111,921

Note a:
The impairment provision at the Group level as at 31 December 2010 represents provision for full impairment losses in investment in Zengcheng Lihua Stock Company Limited at approximately RMB29,689,000 (2009: RMB29,689,000) made in prior years (“Zengcheng Lihua Provision”).
The provision balance at the Company level as at 31 December 2010 includes the Zengcheng Lihua Provision and provision for impairment loss of the Company’s investment in Guangzhou Tiecheng Enterprise Company Limited (“Tiecheng”) amounting to approximately RMB69,765,000 (2009: RMB68,919,000).
The movement of investments in associates of the Group and Company during the year is as follows:

	Group		Company
	2010	2009	2010	2009
	RMB’000	RMB’000	RMB’000	RMB’000

Beginning of the year	119,547	120,705	111,921	112,682
Less: provision for impairment in value	—	—	(846)	(761)
Share of results after tax	1,361	773	—	—
Dividends received and receivable from the associates	(247)	(1,931)	—	—

End of the year	120,661	119,547	111,075	111,921

Guangshen Railway Company Limited      Annual Report 2010
12.	INVESTMENTS IN ASSOCIATES (Continued)

As at 31 December 2010, the Group and the Company had direct interests in the following companies which are incorporated/established and are operating in the PRC:

		Percentage of
	Date of	equity interest
	incorporation/	attributable to
Name of the entity	establishment	the Company	Paid-in capital	Principal activities

Shenzhen Guangshen Railway Civil Engineering Company	1 March 1984	49%	RMB55,000,000	Construction of railroad properties
Zengcheng Lihua	30 July 1992	26.98%	RMB107,054,682	Real estate construction, provision of warehousing, cargo uploading and unloading services
Tiecheng	2 May 1995	49%	RMB543,050,000	Properties leasing and trading of merchandise
All the above associates are limited liability companies.

The Group and Company’s share of the results with its percentage ownership of its principal associates, and its share of the related assets and liabilities, net of applicable impairment provision are as follows:

	Assets	Liabilities	Revenue	(Loss)/ Profit	% interest
	RMB’000	RMB’000	RMB’000	RMB’000	held

2009
Tiecheng (Note b)	192,703	107,732	10,813	(761)	49%
Other associates	191,666	152,229	185,668	1,534	27%~49%

	384,369	259,961	196,481	773

2010
Tiecheng (Note b)	193,651	109,526	12,045	(600)	49%
Other associates	207,397	210,118	302,954	1,961	27%~49%

	401,048	319,644	314,999	1,361

Note b:
The carrying amount of the Group and Company’s investment in Tiecheng as at 31 December 2010 was approximately RMB84,125,000 (2009: RMB84,971,000).

12.	INVESTMENTS IN ASSOCIATES (Continued)

In 1996, Tiecheng and a third party company jointly established a sino-foreign contractual joint venture, Guangzhou Guantian Real Estate Company (“Guangzhou Guantian”), in Guangzhou of the PRC for developing certain properties near a railway station operated by the Group. In 2000, Guangzhou Guantian together with two other parties, namely Guangzhou Guanhua Real Estate Company Limited (“Guangzhou Guanhua”) and Guangzhou Guanyi Real Estate Company Limited (“Guangzhou Guanyi”), undertook to act as joint guarantors (collectively the “Guarantors”) for certain payable balances (the “Payables”) due from Guangdong Guancheng Real Estate Company Limited (“Guangdong Guancheng”) to a third party creditor (the “Creditor”).

Due to the fact that Guangdong Guancheng had failed to settle the Payables, as a result, the Guarantors were found to be jointly liable to the Creditor an amount of approximately RMB257,000,000 plus accrued interest (collectively the “Damages”) according to the court verdicts (the “Verdicts”). Guangzhou Guantian made an appeal to overturn the Verdicts.

A final judgement on the appeal, which was in favour of Guangzhou Guantian, was obtained from the Supreme People’s Court of the PRC in March 2009. Accordingly, Guangzhou Guantian was not held liable to settle the Damages.

Nevertheless, these court proceedings had adversely affected the operating results of Guangzhou G uangt ian and Tie c he ng. As a r e sult , impair me nt los s pr ovision amount ing t o appr oximat e ly RMB69,765,000 had been made against the carrying amount of the investment at the Company level as at 31 December 2010 (2009: RMB68,919,000).

Guangshen Railway Company Limited      Annual Report 2010
13.	DEFERRED TAX ASSETS/(LIABILITIES)

The analysis of deferred tax assets and deferred tax liabilities is as follows:

	Group			Company
		2009	2008		2009	2008
		RMB’000	RMB’000		RMB’000	RMB’000
	2010	Restated	Restated	2010	Restated	Restated
	RMB’000	(Note 5)	(Note 5)	RMB’000	(Note 5)	(Note 5)

Deferred tax assets:
— Deferred tax assets to be recovered after more than 12 months	123,570	114,592	114,768	122,752	113,639	113,667
— Deferred tax assets to be recovered within 12 months	15,021	8,412	13,332	14,609	8,008	12,805

	138,591	123,004	128,100	137,361	121,647	126,472

Deferred tax liabilities:
— Deferred tax liabilities to crystallise after more than 12 months	(25,695)	(25,435)	(24,802)	(25,695)	(25,435)	(24,802)
— Deferred tax liabilities to crystallise within 12 months	(275)	(262)	(201)	(275)	(262)	(201)

	(25,970)	(25,697)	(25,003)	(25,970)	(25,697)	(25,003)

Deferred tax assets (net)	112,621	97,307	103,097	111,391	95,950	101,469

The gross movement on the deferred income tax account is as follows:

	Group		Company
		2009		2009
		RMB’000		RMB’000
	2010	Restated	2010	Restated
	RMB’000	(Note 5)	RMB’000	(Note 5)

At 1 January	97,307	103,097	95,950	101,469
Comprehensive income statement charge (Note 33)	15,314	(5,790)	15,441	(5,519)

At 31 December	112,621	97,307	111,391	95,950

13.	DEFERRED TAX ASSETS/(LIABILITIES) (Continued)

The movement in deferred tax assets and liabilities of the Group and the Company during the year, without taking into consideration the offsetting of balances within the same tax jurisdiction, is as follows:

		Group
		Charged/
		(Credited)
		to the		(Charged)
		comprehensive	At 31	(Credited)
	At 1 January	income	December	to the
	2009	statement	2009	comprehensive	At 31
	RMB’000	RMB’000	RMB’000	income	December
	Restated	Restated	Restated	statement	2010
	(Note 5)	(Note 5)	(Note 5)	RMB’000	RMB’000

Deferred tax assets:
Impairment provision for receivables	21,451	73	21,524	(418)	21,106
Impairment provision for fixed assets and construction-in-progress	1,889	75	1,964	—	1,964
Impairment provision for interests in associates	7,422	—	7,422	—	7,422
Difference in accounting base and tax base in the recognition of fixed assets	24,818	(675)	24,143	(703)	23,440
Difference in accounting base and tax base of employee benefits obligations	72,520	(4,594)	67,926	16,683	84,609
Other	—	25	25	25	50

	128,100	(5,096)	123,004	15,587	138,591

Guangshen Railway Company Limited     Annual Report 2010
13.	DEFERRED TAX ASSETS/(LIABILITIES) (Continued)

		Company
		Charged/
		(Credited)
		to the		Charged/
		comprehensive	At 31	(Credited)
	At 1 January	income	December	to the
	2009	statement	2009	comprehensive	At 31
	RMB’000	RMB’000	RMB’000	income	December
	Restated	Restated	Restated	statement	2010
	(Note 5)	(Note 5)	(Note 5)	RMB’000	RMB’000

Deferred tax assets:
Impairment provision for receivables	21,413	75	21,488	(418)	21,070
Impairment provision for fixed assets and contruction-in-progress	1,889	75	1,964	—	1,964
Impairment provision for interests in associates	7,422	—	7,422	—	7,422
Difference in accounting base and tax base in the recognition of fixed assets	24,818	(675)	24,143	(703)	23,440
Difference in accounting base and tax base of employee benefits obligations	70,930	(4,300)	66,630	16,835	83,465

	126,472	(4,825)	121,647	15,714	137,361

		Group and Company
		(Credited)/		(Credited)/
		Charged to the		Charged to the
		comprehensive	At 31	comprehensive	At 31
	At 1 January	income	December	income	December
	2009	statement	2009	statement	2010
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Deferred tax liabilities:
Difference in accounting base and tax base in recognition of fixed assets	19,845	(201)	19,644	(409)	19,235
Others	5,158	895	6,053	682	6,735

	25,003	694	25,697	273	25,970

Deferred income tax assets are recognised for tax loss carry-forwards to the extent that the realisation of the related tax benefit through future taxable profits is probable. The group did not recognise deferred income tax assets of approximately RMB2,271,000 (2009: RMB1,366,000) in respect of losses amounting to approximately RMB9,872,000 (2009: 6,210,000) that can be carried forward against future taxable income. Losses amounting to approximately RMB1,924,000 (2009: 2,333,000), RMB3,877,000 (2009: 2,333,000), and RMB4,071,000 (2009: nil) expire in 2013, 2014 and 2015 respectively.

14. DEFERRED EMPLOYEE COSTS
As disclosed in Note 2.13, the Group implemented a scheme (the “Scheme”) for selling staff quarters to its employees in 2000. The movement of deferred employee costs is set forth as follows:

	Group
	2010	2009
	RMB’000	RMB’000

At 1 January
Cost	243,380	243,102
Accumulated amortisation	(163,644)	(143,488)

Net book amount	79,736	99,614

Year ended 31 December
Opening net book amount	79,736	99,614
Additions	139	278
Write-down (Note a)	(69,828)	—
Amortisation (Note 30)	(4,083)	(20,156)

Closing net book amount	5,964	79,736

At 31 December
Cost	173,691	243,380
Accumulated amortisation	(167,727)	(163,644)

Net book amount	5,964	79,736

	Company
	RMB'000	RMB'000

At 1 January
Cost	242,932	242,660
Accumulated amortisation	(163,398)	(143,350)

Net book amount	79,534	99,310

Year ended 31 December
Opening net book amount	79,534	99,310
Additions	116	272
Write-down (Note a)	(69,828)	—
Amortisation	(3,976)	(20,048)

Closing net book amount	5,846	79,534

At 31 December
Cost	173,220	242,932
Accumulated amortisation	(167,374)	(163,398)

Net book amount	5,846	79,534

Guangshen Railway Company Limited     Annual Report 2010
14.	DEFERRED EMPLOYEE COSTS (Continued)
Note a:
During the current year, the Company conducted an organizational structure reform suggested by the MOR where certain employees were transferred either to different departments of the Company or other railway companies outside the Company. As a result of the reform, the Company considers that it is no longer feasible to keep track of the service records of the employees participating in the housing benefit scheme. Therefore, the Company has decided to eliminate the service period restriction relating to the entire employee’s housing benefit scheme. Accordingly, the Company wrote down the remaining deferred employee costs in the current year.
15.	FINANCIAL INSTRUMENTS BY CATEGORY
The accounting policies for financial instruments have been applied to the items tabulated below:

	Loans and	Available-
	receivables	for-sale	Total
Group	RMB’000	RMB’000	RMB’000

Assets as per consolidated balance sheet
As at 31 December 2010:
Available-for-sale investments (Note 17)	—	53,826	53,826
Long-term receivable (Note 18)	35,122	—	35,122
Trade and other receivables excluding prepayments (Notes 20 and 21)	662,399	—	662,399
Short-term deposits	608,500	—	608,500
Cash and cash equivalents (Note 37(c))	2,659,058	—	2,659,058

Total	3,965,079	53,826	4,018,905

As at 31 December 2009:
Available-for-sale investments (Note 17)	—	53,826	53,826
Long-term receivable (Note 18)	44,229	—	44,229
Trade and other receivables excluding prepayments (Notes 20 and 21)	527,210	—	527,210
Short-term deposits	514,000	—	514,000
Cash and cash equivalents (Note 37(c))	1,115,651	—	1,115,651

Total	2,201,090	53,826	2,254,916

15. FINANCIAL INSTRUMENTS BY CATEGORY (Continued)

Other financial
liabilities
Group	RMB’000

Liabilities as per consolidated balance sheet
As at 31 December 2010:
Bonds payable (Note 25)	3,471,994
Trade and other payables excluding statutory liabilities (Notes 27 and 28)	1,732,119
Payables for fixed assets and construction-in-progress	477,806

Total	5,681,919

As at 31 December 2009:
Bonds payable (Note 25)	3,465,801
Trade and other payables excluding statutory liabilities (Notes 27 and 28)	1,394,977
Payables for fixed assets and construction-in-progress	674,652

Total	5,535,430

	Loans and	Available-
	receivables	for-sale	Total
Company	RMB’000	RMB’000	RMB’000

Assets as per balance sheet
As at 31 December 2010:
Available-for-sale investments (Note 17)	—	52,108	52,108
Long-term receivable (Note 18)	35,122	—	35,122
Trade and other receivables excluding prepayments (Notes 20 and 21)	696,702	—	696,702
Short-term deposit	600,000	—	600,000
Cash and cash equivalents	2,639,680	—	2,639,680

Total	3,971,504	52,108	4,023,612

As at 31 December 2009:
Available-for-sale investments (Note 17)	—	52,108	52,108
Long-term receivable (Note 18)	44,229	—	44,229
Trade and other receivables excluding prepayments (Notes 20 and 21)	548,780	—	548,780
Short-term deposit	500,000	—	500,000
Cash and cash equivalents	1,102,619	—	1,102,619

Total	2,195,628	52,108	2,247,736

Guangshen Railway Company Limited     Annual Report 2010
15. FINANCIAL INSTRUMENTS BY CATEGORY (Continued)

Other financial
liabilities
Company	RMB’000

Liabilities as per balance sheet
As at 31 December 2010:
Bonds payable (Note 25)	3,471,994
Trade and other payables excluding statutory liabilities (Notes 27 and 28)	1,774,388
Payables for fixed assets and construction-in-progress	477,769

Total	5,724,151

As at 31 December 2009:
Bonds payable (Note 25)	3,465,801
Trade and other payables excluding statutory liabilities (Notes 27 and 28)	1,433,071
Payables for fixed assets and construction-in-progress	674,595

Total	5,573,467

16. CREDIT QUALITY OF FINANCIAL ASSETS
The credit quality of financial assets that are neither past due nor impaired can be assessed by reference to historical information about counterparty default rates:

	Group		Company
	2010	2009	2010	2009
	RMB’000	RMB’000	RMB’000	RMB’000

Trade receivables
Due from MOR	24,805	273,300	24,805	273,300
Due from related parties	302,810	106,454	301,760	106,059
Due from third parties	238,631	43,157	235,879	41,929

	566,246	422,911	562,444	421,288

	Group		Company
	2010	2009	2010	2009
	RMB’000	RMB’000	RMB’000	RMB’000

Other receivables excluding prepayments
Due from related parties	3,599	2,366	34,763	17,088
Due from third parties	48,987	27,294	47,827	36,416

	52,586	29,660	82,590	53,504

16. CREDIT QUALITY OF FINANCIAL ASSETS (Continued)

	Group and Company
	2010	2009
	RMB’000	RMB’000

Long-term receivable
Due from a third party	35,122	44,229

	Group		Company
	2010	2009	2010	2009
	RMB’000	RMB’000	RMB’000	RMB’000

Cash at bank and short-term bank deposits
Balance placed in listed bank in the PRC	3,264,849	1,629,575	3,238,242	1,602,583
Balance placed in unlisted bank in the PRC	2,647	42	1,411	13

	3,267,496	1,629,617	3,239,653	1,602,596

None of the financial assets that are fully performing has been renegotiated in the last year.
17. AVAILABLE-FOR-SALE INVESTMENTS

	Group		Company
	2010	2009	2010	2009
	RMB’000	RMB’000	RMB’000	RMB’000

Beginning of the year	53,826	48,326	52,108	46,608
Additions	—	7,500	—	7,500
Disposal	—	(2,000)	—	(2,000)

End of the year	53,826	53,826	52,108	52,108

The Group and the Company’s equity ownership in each of these investments is less than 10%. The directors of the Company are of the opinion that no quoted market price in an active market was available for these investments and their fair values could not be reliably measured by alternative valuation methods. In accordance with the provisions under IFRS, the above non-current available-for- sale investments are carried at cost subject to review for impairment loss. As at 31 December 2010, no impairment provision was considered necessary by the directors to write down the carrying amounts of these investments.

Guangshen Railway Company Limited     Annual Report 2010
18. LONG-TERM RECEIVABLE

	Group and Company
	2010	2009
	RMB’000	RMB’000

Opening net book amount	44,229	48,136
Release of accrued interest (Note 31)	2,893	4,093
Repayment received	(12,000)	(8,000)

Closing net book amount	35,122	44,229

The long-term receivable balance represents freight service fees receivable from a third party customer which was acquired from Yangcheng Railway Business (as mentioned in Note 1). On the acquisition date of Yangcheng Railway Business, it was remeasured at its then fair value, which was assessed by the discounted cash flow method, by making reference to the repayment schedule agreed by both parties.
The balance is subsequently carried at amortised cost using an average effective interest rate of 6.54%.
The balance approximated its fair value as at 31 December 2010.
19. MATERIALS AND SUPPLIES

	Group		Company
	2010	2009	2010	2009
	RMB’000	RMB’000	RMB’000	RMB’000

Raw materials	147,220	137,328	145,689	136,728
Accessories	80,764	75,108	80,764	75,108
Reusable rail-line track materials	22,645	15,277	22,645	15,277
Retailing consumables	4,450	3,397	—	1,259

	255,079	231,110	249,098	228,372

The costs of materials and supplies consumed by the Group during the year were recognised as ‘operating expenses’ in the amount of approximately RMB1,792,270,000 (2009: RMB1,713,456,000). As at 31 December 2010, there were no inventories stated at net realisable value.

20. TRADE RECEIVABLES

	Group		Company
	2010	2009	2010	2009
	RMB’000	RMB’000	RMB’000	RMB’000

Trade receivables	600,070	492,369	595,281	490,189
Including: receivables from related parties	319,208	121,467	317,570	120,878
Less: Provision for impairment of receivables	(7,251)	(9,151)	(7,001)	(8,901)

	592,819	483,218	588,280	481,288

As at 31 December 2010, the Group and Company’s trade receivables are all denominated in RMB (2009: RMB). The passenger railroad services are usually transacted on a cash basis. The Group does not have formal contractual credit terms agreed with its customers for freight services but the trade receivables are usually settled within a period less than one year. As a result, the Group regards any receivable balance within a one-year credit period being not overdue. As at 31 December 2010 and 2009, the ageing analysis of the outstanding trade receivables was as follows:

	Group		Company
	2010	2009	2010	2009
	RMB’000	RMB’000	RMB’000	RMB’000

Within 1 year	566,246	445,668	562,444	444,045
Over 1 year but within 2 years	6,270	23,241	5,839	22,934
Over 2 years but within 3 years	6,550	4,931	6,244	4,931
Over 3 years	13,753	9,378	13,753	9,378

	592,819	483,218	588,280	481,288

As at 31 December 2010, the Group and the Company’s trade receivables of approximately RMB26,463,000 (2009: RMB35,971,000) and RMB25,726,000 (2009: RMB35,664,000), respectively were past due but not impaired. These relate to a number of independent customers for whom there is no recent history of default. The ageing analysis of these trade receivables is as follows:

	Group		Company
	2010	2009	2010	2009
	RMB’000	RMB’000	RMB’000	RMB’000

Over 1 year but within 2 years	6,270	21,840	5,839	21,533
Over 2 year but within 3 years	6,550	4,863	6,244	4,863
Over 3 years	13,643	9,268	13,643	9,268

	26,463	35,971	25,726	35,664

Guangshen Railway Company Limited      Annual Report 2010
20.	TRADE RECEIVABLES (Continued)
As at 31 December 2010, the Group and the Company’s trade receivables of approximately RMB7,361,000 (2009: RMB33,487,000) and RMB7,111,000 (2009: RMB33,237,000), respectively had been impaired and provided for. The amount of the provision was approximately RMB7,251,000 as at 31 December 2010 (2009: RMB9,151,000). The impaired receivable balances were mainly related to the provision of freight transportation services. The related customers are in unexpected difficult financial conditions. Nevertheless, it was assessed that a portion of the carrying amount of the receivables would be recovered. The ageing analysis of these receivables is as follows:

	Group		Company
	2010	2009	2010	2009
	RMB’000	RMB’000	RMB’000	RMB’000

Within 1 year	—	23,100	—	23,100
Over 1 year but within 2 years	147	1,475	147	1,475
Over 2 years but within 3 years	45	76	45	76
Over 3 years	7,169	8,836	6,919	8,586

	7,361	33,487	7,111	33,237

Movements on the provision for impairment of trade receivables are as follows:

	Group		Company
	2010	2009	2010	2009
	RMB’000	RMB’000	RMB’000	RMB’000

At 1 January	9,151	9,142	8,901	8,998
Provision for impairment loss	90	368	90	262
Reversal of impairment loss provision	(1,978)	(359)	(1,978)	(359)
Receivables written off during the year as uncollectible	(12)	—	(12)	—

At 31 December	7,251	9,151	7,001	8,901

The creation and release of provision for impaired receivables have been included in utility and office expenses in the comprehensive income statement. Amounts charged to the allowance account are generally written off against the gross accounts receivable balances when there is no expectation of recovering additional cash.
Concentration of credit risk with respect to trade receivables is low due to the fact that the Group and the Company has a large number of customers, which are widely dispersed. Accordingly, the directors of the Company believe that there was no additional significant credit risk beyond the amount that had already been provided for impairment losses as at 31 December 2010.
As at 31 December 2010, the carrying amounts of the above trade receivables approximated their fair values.

21.	PREPAYMENTS AND OTHER RECEIVABLES

	Group		Company
	2010	2009	2010	2009
	RMB’000	RMB’000	RMB’000	RMB’000

Receivables from third parties	63,273	50,457	61,714	47,781
Receivables from subsidiaries	—	—	40,396	26,071
Receivables from related parties	15,291	21,886	15,291	21,886

	78,564	72,343	117,401	95,738

	Group		Company
	2010	2009	2010	2009
	RMB’000	RMB’000	RMB’000	RMB’000

Other receivables	136,798	110,983	174,834	133,674
Less: Provision for impairment loss (Note a)	(67,218)	(66,991)	(66,412)	(66,182)
Other receivables, net	69,580	43,992	108,422	67,492
Prepayments	8,984	28,351	8,979	28,246

	78,564	72,343	117,401	95,738

Note a:	Included in the amount was a doubtful debt provision of approximately RMB31,365,000, set up by the Company in prior years, against the principal balance of a deposit (“the Deposit”) placed with a deposit-taking agency, Zeng Cheng City Li Cheng Credit Cooperative (“Li Cheng”). The Company has been unable to recover the Deposit from Li Cheng upon maturity and the Company has initiated several legal proceedings against Li Cheng in order to enforce recovery but without success.
Other receivables mainly represent miscellaneous deposits and receivables arising during the course of the provision of non-railway transportation services by the Group and the Company.
Prepayments mainly represent amounts paid in advance to the suppliers for utilities and other operating expenses of the Group and the Company.
As at 31 December 2010 and 2009, there were no significant balances of other receivables that were past due after the credit period that are not impaired. Provision for impairment loss of approximately RMB227,000 (2009: RMB405,000) has been included in the consolidated comprehensive income statement.

Guangshen Railway Company Limited      Annual Report 2010
21.	PREPAYMENTS AND OTHER RECEIVABLES (Continued)

Movements on the provision for impairment of other receivables are as follows:

	Group		Company
	2010	2009	2010	2009
	RMB’000	RMB’000	RMB’000	RMB’000

At 1 January	66,991	66,592	66,182	65,793
Provision for impairment loss	234	498	234	421
Reversal of impairment loss provision	(7)	(93)	(4)	(26)
Receivables written off during the year as uncollectible	—	(6)	—	(6)

At 31 December	67,218	66,991	66,412	66,182

The carrying amounts of the Group’s and the Company’s prepayment and other receivables are denominated in the following currencies:

	Group		Company
	2010	2009	2010	2009
	RMB’000	RMB’000	RMB’000	RMB’000

RMB	78,015	71,349	116,852	94,744
HKD	549	994	549	994

	78,564	72,343	117,401	95,738

22.	SHARE CAPITAL

As at 31 December 2010, the total authorised number of ordinary shares is 7,083,537,000 shares (2009: 7,083,537,000 shares) with a par value of RMB1.00 per share (2009: RMB1.00 per share). These shares are divided into A shares and H shares. Apart from certain A shares held by state-own legal person and legal persons which have sale restrictions (see details below), they rank pari passu against each other.

	Opening		Closing
	balance at		balance at
	1 January		31 December
	2010	Transfers	2010
	RMB’000	RMB’000	RMB’000

Authorised, issued and fully paid:
A shares subject to sale restrictions
— shares held by the National Council for Social Security Fund of the PRC	274,799	—	274,799

	274,799	—	274,799

Listed shares
— H shares	1,431,300	—	1,431,300
— A shares	5,377,438	—	5,377,438

	6,808,738	—	6,808,738

Total	7,083,537	—	7,083,537

	Opening		Closing
	balance at		balance at
	1 January		31 December
	2009	Transfers	2009
	RMB’000	RMB’000	RMB’000

Authorised, issued and fully paid:
A shares subject to sale restrictions
— shares held by state-owned legal persons	2,904,250	(2,904,250)	—
— shares held by the National Council for Social Security Fund of the PRC	—	274,799	274,799

	2,904,250	(2,629,451)	274,799

Listed shares
— H shares	1,431,300	—	1,431,300
— A shares	2,747,987	2,629,451	5,377,438

	4,179,287	2,629,451	6,808,738

Total	7,083,537	—	7,083,537

Guangshen Railway Company Limited      Annual Report 2010
22.	SHARE CAPITAL (Continued)

In December 2006, the Company issued 2,747,987,000 A shares on the Shanghai Stock Exchange through an initial public offering, among which 1,480,944,000 A shares held by state-owned legal persons were subject to a sale and transfer restriction period of 3-months or one year; In addition, at the time of this A shares offering, Guangzhou Railway Group also undertook to have its 2,904,250,000 A shares be subject to a 3-year sale and transfer restriction period.

On 22 September 2009, Guangzhou Railway Group transferred 274,798,700 A shares held by it to the National Council for Social Security Fund in the PRC (“SSF”) according to regulations issued by the relevant PRC authorities. Upon this transfer, SSF has voluntarily agreed to extend the transfer restriction period associated with these shares for another three years. Thus, there were 274,798,000 shares that are still subject to sale and transfer restriction as at 31 December 2010.
23.	RESERVES

According to the provisions of the articles of association of the Company, the Company shall first set aside 10% of its profit after tax attributable to shareholders as indicated in the Company’s statutory financial statements for the statutory surplus reserve (except where the reserve has reached 50% of the Company’s registered share capital) in each year. The Company may also make appropriations from its profit attributable to shareholders to a discretionary surplus reserve, provided that it is approved by a resolution passed in a shareholders’ general meeting. These reserves cannot be used for purposes other than those for which they are created and are not distributable as cash dividends without the prior approval obtained from the shareholders in a shareholders’ general meeting under specific circumstances.

When the statutory surplus reserve is not sufficient to make good for any losses of the Company in previous years, the current year profit attributable to shareholders shall be used to make good the losses before any allocations are set aside for the statutory surplus reserve.

The statutory surplus reserve, the discretionary surplus reserve and the share premium account could be converted into share capital of the Company provided it is approved by a resolution passed in a shareholders’ general meeting with the provision that the ending balance of the statutory surplus reserve does not fall below 25% of the registered share capital amount. The Company may either allot newly created shares to the shareholders at the same proportion of the existing number of shares held by these shareholders, or it may increase the par value of each share.

For the years ended 31 December 2010 and 2009, the directors proposed the following appropriations to reserves of the Company:

	2010	2010	2009	2009
	Percentage	RMB’000	Percentage	RMB’000

Statutory surplus reserve	10%	155,826	10%	134,902

23.	RESERVES (Continued)

In addition, because of a change in the rules governing appropriation of statutory reserves of enterprises in the PRC effective from 2008, the Group and the Company had made appropriate changes to the reserve balances brought forward from 2007 and before.

In accordance with the provisions of the articles of association of the Company, the profit after appropriation to reserves and available for distribution to shareholders shall be the lower of the retained earnings determined under (a) PRC GAAP, (b) IFRS and (c) the accounting standards of the countries in which its shares are listed. Due to the fact that the statutory financial statements of the Company have been prepared in accordance with PRC GAAP, the retained earnings so reported may be different from those reported in the statement of changes in shareholders’ equity prepared under IFRS contained in these financial statements.
24.	DEFERRED INCOME RELATED TO GOVERNMENT GRANT

	Group		Company
	2010	2009	2010	2009
	RMB’000	RMB’000	RMB’000	RMB’000
		Restated		Restated
		(Note 5)		(Note 5)

Beginning of the year	97,120	100,495	97,120	100,495
Additions	1,361	—	1,361	—
Amortisation	(3,388)	(3,375)	(3,388)	(3,375)

End of the year	95,093	97,120	95,093	97,120

25. BONDS PAYABLE

	At			At
	1 January			31 December
	2010	Addition	Amortisation	2010
	RMB’000	RMB’000	RMB’000	RMB’000

09 Guangshen Tie MTN1	3,465,801	—	6,193	3,471,994

The Company issued 3,500,000,000 bonds of medium terms at a nominal value of RMB3,500,000,000 on 17 December 2009. The bonds will reach maturity five years from the issue date at their nominal value of RMB3,500,000,000 and bear an annual interest rate with 4.79%.
On the issue dates, the bonds are recognised based on the residual amounts of the principals after deduction of issuance costs of approximately RMB34,524,000. The bonds are subsequently carried at amortised cost using an average effective interest rate of 5.018%.
The fair value of bonds payable approximates their carrying amount.

Guangshen Railway Company Limited      Annual Report 2010
26.	EMPLOYEE BENEFITS OBLIGATIONS

	Group		Company
	2010	2009	2010	2009
	RMB’000	RMB’000	RMB’000	RMB’000

At 1 January	231,939	288,541	225,154	280,107
Additions (Note 30)	100,989	1,200	97,930	—
Interest unwound	7,609	6,510	7,609	6,510
Payments	(71,357)	(64,312)	(68,392)	(61,463)

At 31 December	269,180	231,939	262,301	225,154

	Group		Company
	2010	2009	2010	2009
	RMB’000	RMB’000	RMB’000	RMB’000

Employee benefits obligations	269,180	231,939	262,301	225,154
Less: current portion included in accruals and other payables (Note 28)	(71,794)	(57,172)	(69,701)	(55,630)

	197,386	174,767	192,600	169,524

Pursuant to a redundancy plan implemented by the Group in 2006, selected employees who had met certain specified criteria and accepted voluntary redundancy were provided with an offer of early retirement benefits, up to their official age of retirement. Such arrangements required specific approval granted by management of the Group.
With the acquisition of the Yangcheng Railway Business in 2007, the Group has also assumed certain retirement and termination benefits obligations associated with the operations of Yangcheng Railway Business. The amount mainly includes the redundancy termination benefits similar to those mentioned above, as well as the obligation for funding post-retirement medical insurance premiums of retired employees before the acquisition.
These obligations have been provided for by the Group at amounts equal to the total expected benefit payments. Where the obligation does not fall due within twelve months, the obligation payable has been discounted using a pre-tax rate that reflects management’s current market assessment of the time value of money and risk specific to the obligation (the discount rate was determined with reference to market yields at the balance sheet date on high quality investments in the PRC).

27.	TRADE PAYABLES

	Group		Company
	2010	2009	2010	2009
	RMB’000	RMB’000	RMB’000	RMB’000

Payables to third parties	1,028,951	563,211	1,021,353	558,879
Payables to related parties	145,693	228,144	145,142	228,134

	1,174,644	791,355	1,166,495	787,013

The ageing analysis of trade payables was as follows:

	Group		Company
	2010	2009	2010	2009
	RMB’000	RMB’000	RMB’000	RMB’000

Within 1 year	1,164,732	782,594	1,156,755	778,555
Over 1 year but within 2 years	8,343	7,589	8,307	7,577
Over 2 years but within 3 years	554	211	552	211
Over 3 years	1,015	961	881	670

	1,174,644	791,355	1,166,495	787,013

Guangshen Railway Company Limited      Annual Report 2010
28.	ACCRUALS AND OTHER PAYABLES

	Group		Company
	2010	2009	2010	2009
	RMB’000	RMB’000	RMB’000	RMB’000

Payables to third parties	745,256	728,070	712,463	697,409
Payables to subsidiaries	—	—	78,000	66,485
Payables to related parties	38,228	75,046	38,012	75,027

	783,484	803,116	828,475	838,921

	Group		Company
	2010	2009	2010	2009
	RMB’000	RMB’000	RMB’000	RMB’000

Deposits received for construction projects	153,634	155,030	153,579	155,014
Other taxes payable	162,072	152,763	159,787	150,912
Salary and welfare payables	86,130	80,388	83,464	77,107
Other deposits received	96,848	68,124	83,417	60,462
Advances received from customers	68,085	61,934	67,417	60,126
Deposits received from ticketing agencies	23,338	22,441	23,538	22,441
Employee benefits obligations (Note 26)	71,794	57,172	69,701	55,630
Housing maintenance fund	15,927	17,177	15,927	17,177
Other payables	105,656	188,087	171,645	240,052

	783,484	803,116	828,475	838,921

29.	AUDITORS’ REMUNERATION

Auditors’ remuneration for the year ended 31 December 2010 was RMB8,680,000 (2009: RMB9,600,000).

30.	LABOUR AND BENEFITS

	2010	2009
	RMB’000	RMB’000

Wages and salaries	2,004,467	1,835,560
Provision for medical and other employee benefits	365,689	326,018
Contributions to a defined contribution pension scheme (a)	342,002	316,640
Contributions to the housing scheme (b)	148,661	125,325
Write-down and amortisation of deferred employee costs (Note 14)	73,911	20,156
Employee benefits obligations (Note 26)	100,989	1,200

	3,035,719	2,624,899

(a)	Pension scheme

All the full-time employees of the Group are entitled to join a statutory pension scheme. The employees would receive pension payments equal to their basic salaries payable upon their retirement up to their death. Pursuant to the PRC laws and regulations, contributions to the basic old age insurance for the Group’s local staff are to be made monthly to a government agency based on 26% of the standard salary set by the provincial government, of which 18% is borne by the Company or its subsidiaries and the remainder 8% is borne by the employees. The government agency is responsible for the pension liabilities due to the employees upon their retirement. The Group accounts for these contributions on an accrual basis and charges the related contributions to income in the year to which the contributions relate.

(b)	Housing scheme

In accordance with the PRC housing reform regulations, the Group is required to make contributions to a State-sponsored Housing Fund at 9% or 13% of the salaries of the employees. At the same time, the employees are also required to make a contribution at 9% or 13% of the salaries out of their payroll. The employees are entitled to claim the entire sum of the fund under certain specified withdrawal circumstances. The Group has no further legal or constructive obligation for housing benefits of these employees beyond the above contributions made.

Guangshen Railway Company Limited      Annual Report 2010
30.	LABOUR AND BENEFITS (Continued)
(c)	Directors’ and senior executives’ emoluments

The remuneration of each Director of the Company for the year ended 31 December 2010 is set out below:

	2010
				Employer’s
				contribution
				to pension	Other
	Fee	Salary	Bonus	scheme	benefits	Total
Name of Director	RMB	RMB	RMB	RMB	RMB	RMB

Directors
Xu, Xiaoming (i)	—	—	—	—	—	—
He, YuHua (ii)	—	—	—	—	—	—
Shen, Yi	9,000	38,214	351,568	30,048	39,164	467,994
Guo, Zhuxue (i)	—	—	—	—	—	—
Cao, JianGuo	—	—	—	—	—	—
Li Liang	—	—	—	—	—	—
Yu, ZhiMing	—	—	—	—	—	—
Luo Qing	6,000	35,094	312,935	27,937	37,568	419,534
Dai, QiLin	111,996	—	—	—	—	111,996
Lv, YuHui	111,996	—	—	—	—	111,996
Wilton Chau	146,705	—	—	—	—	146,705

Supervisors
Xu, Ling (i)	—	—	—	—	—	—
Yao, MuMing (ii)	—	—	—	—	—	—
Li, ZhiMing	—	—	—	—	—	—
Wang, JianPing	—	—	—	—	—	—
Chen ShaoHong	—	—	—	—	—	—
Xu, Huiliang (i)	5,000	35,148	237,616	20,271	15,731	313,766
Huang, LiKa (ii)	5,000	37,308	284,797	30,048	32,684	389,837
Liu, XiLin	5,000	35,910	245,381	16,608	25,022	327,921

Senior Executives
Wu, WeiMin (ii)	—	36,480	291,306	30,048	32,864	390,698
Mu AnYun	5,000	36,090	315,391	28,992	38,072	423,545
Tang, Xiang Dong	5,000	34,038	305,151	27,144	39,906	411,239
Guo, Xiang Dong	5,000	34,230	313,498	27,936	37,454	418,118
Luo, Jian Cheng (ii)	—	32,103	102,945	11,200	13,425	159,673

(i)	Appointed in 2010

(ii)	Resigned from the positions in 2010

30.	LABOUR AND BENEFITS (Continued)
(c)	Directors’ and senior executives’ emoluments (Continued)

	2009
				Employer’s
				contribution
				to pension	Other
	Fee	Salary	Bonus	scheme	benefits	Total
Name of Director	RMB	RMB	RMB	RMB	RMB	RMB

Directors
He, YuHua	—	—	—	—	—	—
Cao, JianGuo	—	—	—	—	—	—
Wu, HouHui (ii)	—	—	—	—	—	—
Liu, Hai (ii)	6,000	16,202	89,481	10,993	14,232	136,908
Shen, Yi	18,000	33,954	337,098	22,125	30,327	441,504
Dai, QiLin	111,996	—	—	—	—	111,996
Lv, YuHui	111,996	—	—	—	—	111,996
Wilton Chau	148,050	—	—	—	—	148,050
Yu, ZhiMing	—	—	—	—	—	—
Li Liang (i)	—	—	—	—	—	—
Luo Qing (i)	6,000	15,402	157,151	10,796	14,928	204,277

Supervisors
Yao, MuMing	—	—	—	—	—	—
Li, ZhiMing	—	—	—	—	—	—
Huang, LiKa	10,000	32,036	312,306	21,957	29,208	405,507
Liu, XiLin	10,000	—	—	—	—	10,000
Wang, JianPing [1]	—	—	—	—	—	—
Chen, ShaoHong	—	—	—	—	—	—

Senior Executives
Wu, WeiMin	—	31,688	323,502	21,957	29,172	406,319
Wang, JianPing [2](ii)	—	5,148	85,700	3,664	4,626	99,138
Tang, XiangDong	—	29,636	327,819	21,663	27,711	406,829
Guo, XiangDong	—	29,940	286,724	21,789	27,696	366,149
Luo, JianCheng	—	27,528	285,734	21,621	26,640	361,523
Mu AnYun (i)	—	26,444	283,236	18,293	24,428	352,401

(i)	Appointed in 2009

(ii)	Resigned from the positions in 2009
During 2010, no director received any emolument from the Group as an inducement to join or leave the Group or compensation for loss of office; no directors and senior management waived or has agreed to waive any emoluments (2009: Nil).

Guangshen Railway Company Limited      Annual Report 2010
30.	LABOUR AND BENEFITS (Continued)
(d)	Five highest paid individuals

The five individuals whose emoluments were the highest in the Group for the year include two directors (2009: one), zero supervisor (2009: one) and three senior executives (2009: three), whose emoluments have already been reflected in the analysis presented above.

The emolument range is in the band of Nil to HK$1,000,000 (equivalent to RMB880,500) (2009: same).
31.	OTHER EXPENSE, NET

		2009
		RMB’000
	2010	Restated
	RMB’000	(Note 5)

Interest income from bank	41,510	24,440
Unwinding of interest accrued on long-term receivable (Note 18)	2,893	4,093
Write-back of long outstanding payables	537	1,932
Loss on disposal of fixed assets	(95,849)	(42,053)
Amortisation of government grants	3,388	3,375
Dividends income on available-for-sale investments	3,853	3,000
Others	(3,392)	(11,595)

	(47,060)	(16,808)

32.	FINANCE COSTS

	2010	2009
	RMB’000	RMB’000

Interest expenses	167,650	227,178
Interest unwound for employee benefit obligations (Note 26)	7,609	6,510
Amortisation of bonds payable (Note 25)	6,193	325
Bank charges	2,325	2,227
Net foreign exchange losses	2,395	47

	186,172	236,287

33.	INCOME TAX EXPENSE

Before 2008, enterprises established in the Shenzhen Special Economic Zone of the PRC were subject to income tax at a reduced preferential rate of 15% as compared with the standard income tax rate for PRC companies of 33%. The Company and the subsidiaries located in Shenzhen were subject to income tax rate of 15%, while those subsidiaries located outside Shenzhen were subject to income tax rate of 33%.

On 16 March 2007, the National People’s Congress approved the Corporate Income Tax Law of the People’s Republic of China (the “new CIT Law”), which became effective on 1 January 2008. Under the new CIT Law, the enterprise income tax rate was changed from 33% to 25% from 1 January 2008 onwards. While the enterprise income tax rate applicable to the Company and the subsidiaries located in Shenzhen would increase gradually to 25% within 5 years from 2008 to 2012. In 2010 and 2009, the applicable income tax rate is 22% and 20% respectively,

An analysis of the current year taxation charges is as follows:

		2009
		RMB’000
	2010	Restated
	RMB’000	(Note 5)

Current income tax	455,703	337,613
Deferred income tax (Note 13)	(15,314)	5,790

	440,389	343,403

The tax on the Group’s profit before tax differs from the theoretical amount that would arise using the tax rate of the home country of the Company as follows:

		2009
		RMB’000
	2010	Restated
	RMB’000	(Note 5)

Profit before tax	1,925,307	1,684,790

Tax calculated at the statutory rate of 22% (2009: 20%)	423,567	336,958
Effect of tax rates differentials	118	(996)
Effect of share of results of associates	(299)	(155)
Effect of income not subject to tax	(848)	(590)
Effect of expenses not deductible for tax purposes	16,955	7,411
Tax losses for which no deferred tax asset was recognised	896	775

Income tax expense	440,389	343,403

The effective tax rate was 22.9% (2009: 20.4%). The increase was mainly caused by the increase in statutory tax rate as explained above.

Guangshen Railway Company Limited      Annual Report 2010
34.	PROFIT ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY

The profit attributable to equity holders of the Company for the year was approximately RMB1,486,477,000 (2009: RMB1,334,538,000, restated).

35.	EARNINGS PER SHARE

The calculation of basic earnings per share is based on the net profit for the year attributable to ordinary shareholders of approximately RMB1,486,062,000 (2009: RMB1,342,450,000), divided by the weighted average number of ordinary shares outstanding during the year of 7,083,537,000 shares (2009: 7,083,537,000 shares). There were no dilutive potential ordinary shares during both years.

36.	DIVIDENDS

The dividends paid to the ordinary shareholders of the Group in 2010 and 2009 were RMB566,683,000 (RMB0.08 per share) and RMB566,683,000 (RMB0.08 per share) respectively.

	2010	2009
	RMB’000	RMB’000

Final, proposed, of RMB0.09 (2009: RMB0.08) per ordinary share	637,518	566,683

At a meeting of the directors held on 24 March 2011, the directors proposed a final dividend of RMB0.09 per ordinary share for the year ended 31 December 2010, which is subject to the approval by the shareholders in general meeting. This proposed dividend has not been reflected as a dividend payable in the financial statements, but will be reflected as an appropriation of retained earnings for the year ending 31 December 2011.

The aggregate amounts of the dividends paid and proposed during 2010 and 2009 have been disclosed in the consolidated comprehensive income statement in accordance with the Hong Kong Companies Ordinance.

37.	CASH FLOW GENERATED FROM OPERATIONS
(a)	Reconciliation from profit attributable to shareholders to cash generated from operations:

		2009
		RMB’000
	2010	Restated
	RMB’000	(Note 5)

Profit before income tax:	1,925,307	1,684,790
Adjustments for:
Depreciation of fixed assets (Note 7)	1,349,210	1,292,690
Impairment of construction-in-progress	—	448
Amortisation of leasehold land payments (Note 9)	15,988	15,989
Loss on disposal of fixed assets (Note 31)	95,849	42,053
Write-down and amortisation of deferred employee costs (Note 14)	73,911	20,156
Recognition of employee benefits obligations (Note 26)	100,989	1,200
Interest unwound for employee benefit obligations (Note 26)	7,609	6,510
Share of results of associates (Note 12)	(1,361)	(773)
Dividend income on available-for-sale investments (Note 31)	(3,853)	(3,000)
Provision for doubtful accounts	(1,661)	414
Write-back of long outstanding of payables (Note 31)	(537)	(1,932)
Amortisation of bonds payable (Note 25)	(6,193)	325
Amortisation of government grants (Note 24)	(3,388)	(3,375)
Interest expenses (Note 32)	167,650	227,178
Interest income (Note 31)	(44,403)	(28,533)

Operating profit before working capital changes	3,675,117	3,254,140
Increase in trade receivables	(107,701)	(211,176)
Increase in materials and supplies	(23,969)	(29,187)
(Increase)/decrease in prepayments and other receivables	(6,448)	24,117
Decrease in long-term receivable	12,000	8,000
Increase in trade payables	383,289	150,499
Decrease in employee benefits obligations	(71,357)	(64,312)
Decrease in accrued expenses and other payables	28,451	(23,706)

Cash generated from operations	3,889,382	3,108,375

Guangshen Railway Company Limited      Annual Report 2010
37.	CASH FLOW GENERATED FROM OPERATIONS (Continued)
(b)	In the cash flow statement, proceeds from disposal of fixed assets comprise:

		2009
		RMB’000
	2010	Restated
	RMB’000	(Note 5)

Net book amount (Note 7)	127,005	70,402
Loss on disposal of fixed assets	(95,849)	(42,053)

Proceeds from disposal of fixed assets	31,156	28,349

(c)	Analysis of the balance of cash and cash equivalents

	2010	2009
	RMB’000	RMB’000

Cash at bank and in hand	729,058	432,651
Short-term deposits with original maturities no more than three months (Note a)	1,930,000	683,000

	2,659,058	1,115,651

Note a:	Short term time deposits with maturities of no more than three months are denominated in RMB. The original effective interest rate of RMB deposits is 1.37% (2009: 1.35%).
38.	CONTINGENCY

There were no significant contingent liabilities as at the date of approval of these financial statements.

39.	COMMITMENTS
(a)	Capital commitments

As at 31 December 2010, the Group had the following capital commitments which are authorized but not contracted for, and contracted but not provided for:

	Group
	2010	2009
	RMB’000	RMB’000

Authorised but not contracted for	1,744,503	1,357,620

Contracted but not provided for	99,313	248,630

A substantial amount of these commitments is related to the reform of stations or facilities relating to the existing railway line of the Company. The related financing would be from self generated operating cash flow and bank facilities.

(b)	Operating lease commitments

In connection with the acquisition of Yangcheng Railway Business, the Company signed an agreement on 15 November 2004 with Guangzhou Railway Group for leasing the land use rights associated with the land on which the acquired assets of Yangcheng Railway Business are located. The agreement became effective upon the completion of the acquisition on 1 January 2007 and the remaining lease term is 20 years, renewable at the discretion of the Company. According to the terms of the agreement, the rental for such lease would be agreed by both parties every year with a maximum amount not exceeding RMB74,000,000 per year. During the year ended 31 December 2010, the related lease rental paid and payable was RMB52,400,000 (2009: RMB51,200,000).

Guangshen Railway Company Limited      Annual Report 2010
40.	RELATED PARTY TRANSACTIONS

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions.
(a)	Related parties that control the Company or are controlled by the Company:

See Note 11 for the subsidiaries.

None of the shareholders is the controlling entity of the Company.

(b)	Nature of the principal related parties that do not control/are not controlled by the Company:

Name of related parties	Relationship with the Company
Substantial shareholder and fellow subsidiaries
Guangzhou Railway Group	Substantial shareholder
Guangzhou Railway Group YangCheng Railway Enterprise Development Company (“Yangcheng Railway”)	Subsidiary of the substantial shareholder
Guangmeishan Railway Company Limited (“Guangmeishan”)	Subsidiary of the substantial shareholder
Guangzhou Railway (Group) Guangshen Railway Enterprise Development Company (“GEDC”)	Subsidiary of the substantial shareholder
Guangzhou Railway Material Supply Company	Subsidiary of the substantial shareholder
Guangzhou Railway Engineer Construction Enterprise Development Company (“Engineer Construction Enterprise”)	Subsidiary of the substantial shareholder
Yuehai Railway Company Limited	Subsidiary of the substantial shareholder
Shichang Railway Company Limited	Subsidiary of the substantial shareholder
Guangzhou Railway Station Service Centre	Subsidiary of the substantial shareholder
Changsha Railway Construction Company Limited	Subsidiary of the substantial shareholder
Guangdong Sanmao Enterprise Development Company Limited	Subsidiary of the substantial shareholder
Guangzhou Qingda Transportation Company Limited	Subsidiary of the substantial shareholder
Yangcheng Construction Company of YangCheng Railway Enterprise Development Company	Subsidiary of the substantial shareholder
Guangzhou Yuetie Operational Development Company	Subsidiary of the substantial shareholder
Guangzhou Railway Real Estate Construction Company	Subsidiary of the substantial shareholder
Guangzhou Railway Rolling Stock Works	Subsidiary of the substantial shareholder
Foreign Economic & Trade Development Corporation of Guangzhou Railway group	Subsidiary of the substantial shareholder

Associates of the Group
Zengcheng Lihua Stock Company Limited	Associate of the Group
Guangzhou Tiecheng Enterprise Company Limited	Associate of the Group
Shenzhen Guangshen Railway Civil Engineering Company	Associate of the Group

40	RELATED PARTY TRANSACTIONS (Continued)
(c)	Save as disclosed in other notes to the Financial Statements, during the year, the Group had the following material transactions undertaken with related parties:

	2010	2009
	RMB’000	RMB’000

Provide Services
Revenue collected by MOR for services provided to Guangzhou Railway Group and its subsidiaries (i) (Note 41)	1,115,028	1,069,053
Revenue collected through Guangzhou Railway Group for provision of repairing services for cargo trucks (ii)	191,369	220,000

— For Guangzhou Railway Group and its subsidiaries	6,173	17,984
— For other companies	185,196	202,016

Provision of train transportation services to Guangzhou Railway Group and its subsidiaries (ii)	347,849	208,860

Receive Services
Cost settled by MOR for services provided by Guangzhou Railway Group and its subsidiaries (i) (Note 41)	1,367,444	1,530,479
Provision of train transportation services provided by Guangzhou Railway Group and its subsidiaries (iii)	428,288	347,969
Social services (employee housing and public security services and other ancillary services) provided by GEDC and Yangcheng Railway (iv)	144,750	369,257
Provision of construction services of Guangzhou Railway Group and its subsidiaries (ii)	115,075	241,753
Provision of repair and maintenance services by Guangzhou Railway Group and its subsidiaries (ii)	171,154	115,455

Purchase
Purchase of materials and supplies from Guangzhou Railway Group and its subsidiaries (vi)	431,988	631,149

Sales
Sales of materials and supplies to Guangzhou Railway Group and its subsidiaries (v)	17,827	2,520

Others
Operating lease rental paid to Guangzhou Railway Group for the leasing of land use rights (Note 39(b))	52,400	51,200

(i)	Such revenues/charges are determined by the MOR based on its standard charges applied on a nationwide basis.

(ii)	The service charges are determined based on a pricing scheme set by the MOR or based on negotiation between the contracting parties with reference to full cost principle.

(iii)	The service charges are determined based on negotiation between the contracting parties with reference to full cost principle.

(iv)	The service charges are levied based on contract prices determined based on cost plus a profit margin and explicitly agreed between both contract parties.

(v)	The prices are determined based on mutual negotiation between the contracting parties.

(vi)	The prices are determined based on mutual negotiation between the contracting parties with reference to cost plus a management fee.
(d)	Key management compensation

Key management includes directors (executive and non-executive), general manager and vice general managers, assistant of general manager, chief financial officer and the company Secretary. The compensation paid or payable to key management for employee services is shown in Note 30(c) in the sections of Directors and Senior Executives.

Guangshen Railway Company Limited      Annual Report 2010
40.	RELATED PARTY TRANSACTIONS (Continued)
(e)	As at 31 December 2010, the Group and the Company had the following material balances maintained with related parties:

	Group		Company
	2010	2009	2010	2009
	RMB’000	RMB’000	RMB’000	RMB’000

Due from Guangzhou Railway Group	299,400	113,195	298,812	112,606

— Trade receivables (i)	292,504	108,341	291,916	107,752
— Prepayments and other receivables	6,896	4,854	6,896	4,854

Due to Guangzhou Railway Group	18,408	63,396	18,390	63,378

— Trade payables (i)	9,694	53,955	9,694	53,955
— Other payables (iii)	8,714	9,441	8,696	9,423

Due from subsidiaries of Guangzhou Railway Group	33,629	28,733	32,579	28,733

— Trade receivables	26,682	13,126	25,632	13,126
Less: impairment provision	(19)	(113)	(19)	(113)
— Prepayments and other receivables	6,966	15,720	6,966	15,720

Due to subsidiaries of Guangzhou Railway Group	158,522	230,260	157,773	230,249

— Trade payables (ii)	135,999	174,054	135,448	174,044
— Other payables (iii)	22,523	56,206	22,325	56,205

Due from an associate	1,451	1,312	1,451	1,312

— Trade receivables	22	—	22	—
— Prepayments and other receivables	13,741	13,624	13,741	13,624
Less: impairment provision (v)	(12,312)	(12,312)	(12,312)	(12,312)

Due to an associate	6,991	9,534	6,991	9,534

— Trade payables	—	135	—	135
— Other payables (iv)	6,991	9,399	6,991	9,399

Due from a subsidiary	—	—	40,396	26,071

— Prepayments and other receivables	—	—	40,396	26,071

Due to a subsidiary	—	—	78,000	66,485

— Other payables	—	—	78,000	66,485

Payables for fixed assets and construction-in-progress	96,328	101,316	96,328	—

— Guangzhou Railway Group and its subsidiaries	77,423	101,316	77,423	—
— Associates	18,905	—	18,905	—

40.	RELATED PARTY TRANSACTIONS (Continued)
(e)	As at 31 December 2010, the Group and the Company had the following material balances maintained with related parties: (Continued)
(i)	The trade balances due from/to Guangzhou Railway Group, subsidiaries of Guangzhou Railway Group mainly represented service fees and charges payable and receivable balances arising from the provision of passenger transportation and cargo forwarding businesses jointly with these related parties within the PRC as described in 40(c)(i).

(ii)	The trade balances due to subsidiaries of Guangzhou Railway Group mainly represent payables arising from unsettled fees for purchase of materials and provision of other services according to various service agreements entered into between the Group and the related parties (see Note 40(c) above).

(iii)	The non-trade balances due to subsidiaries of Guangzhou Railway Group mainly represent the deposits of related parties maintained in the deposit-taking centre of the Company.

(iv)	The non-trade balance due to an associate mainly represents the payable balance arising from unsettled balance for the construction project services undertaken by an associate.

(v)	Full impairment loss provision set up against a receivable balance due from Zengcheng Lihua, which was brought forward from prior years.
As at 31 December 2010, all the balances maintained with related parties are unsecured, non- interest bearing and are repayable on demand.
41.	TRANSACTIONS WITH MOR

MOR is the controlling entity of the Company’s substantial shareholder (i.e. Guangzhou Railway Group). In addition, it is the government authority which governs and monitors the railway business centrally within the PRC. The Company works in cooperation with the MOR and other railway companies owned and controlled by the MOR for the operation of certain long distance passenger train and freight transportation businesses within the PRC. The revenues generated from these long-distance passenger and freight transportation businesses are collected and settled by the MOR according to its settlement systems. The charges for the use of the rail lines and services provided by other railway companies are also instructed by the MOR and settled by the MOR based on its systems.

Guangshen Railway Company Limited     Annual Report 2010
41.	TRANSACTIONS WITH MOR (Continued)
(a)	Save as disclosed in other notes to the Financial Statements, during the year, the Group had the following material transactions undertaken with MOR:

	2010	2009
	RMB’000	RMB’000

Recurring Transactions:
Income
Revenue collected from the MOR
— Passenger transportation	7,569,570	6,542,333
— Freight transportation	835,216	752,561
— Railway network usage and services	3,115,911	3,105,654

Charges and Payments
Services charges allocated from the MOR for equipment lease and services	2,487,995	2,404,966
Operating lease rentals paid/payable to the MOR	178,917	162,651

The service charges are determined based on a pricing scheme set by the MOR or by reference to current market prices with guidance provided by the MOR.

(b)	As at 31 December 2010, the Group and the Company had the following material balances maintained with MOR:

	Group and Company
	2010	2009
	RMB’000	RMB’000

Due from MOR
— Trade receivables	24,805	273,300

Due to MOR
— Trade payables	166,271	—

42.	SUBSEQUENT EVENTS

Save as already disclosed in the notes to the financial statements, the Group had no other significant subsequent event.

Chapter 11: Document Available for Inspection
Documents for review include:
(1) Accounting statements signed by the legal representative, person in charge of accounting affairs and responsible person of accounting firm.
(2) Original of the audit report and financial statements prepared under PRC GAAP signed by PricewaterhouseCoopers Zhong Tian CPAs Limited Co. and CPA; original of the audit report and financial statements prepared under IFRS signed by PricewaterhouseCooper.
(3) All the original of files or announcements disclosed in Securities Times, China Securities Journal, Shanghai Securities News and Securities Daily in the period of the report.
(4) Annual reports prepared for the Hong Kong securities market and annual reports in 20-F form for the US market.
The documents are placed at Secretariat to the Board of the Company